Filed Pursuant to Rule 424(b)(5)
Registration File No.: 333-113834

Prospectus Supplement to Prospectus dated May 27, 2004.

$300,000,000

2.00% Senior Subordinated Convertible Notes due November 1, 2024

Armor Holdings, Inc. is offering $300,000,000 principal amount of its 2.00% Senior Subordinated Convertible Notes due November 1, 2024. The notes will mature on November 1, 2024 unless earlier converted, redeemed or repurchased. The notes will be guaranteed, jointly and severally, by the subsidiaries listed on p. S-39 of this prospectus supplement. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

The notes will bear interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005 and ending on November 1, 2011. The notes will be subject to accretion of the principal amount beginning on November 1, 2011 at a rate that provides holders with an aggregate annual yield to maturity of 2.00% (computed on a semiannual bond equivalent yield basis). The notes will bear contingent interest during any six-month period beginning November 1, 2011 if the average trading price of the notes is above certain levels.

The notes will be convertible, at your option, initially at a conversion rate of 18.5151 shares of our common stock per $1,000 principal amount of notes, which is the equivalent conversion price of approximately $54.01 per share, subject to adjustment. Upon conversion, we will satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. On October 25, 2004, the last reported sales price for the common stock on the New York Stock Exchange was $39.28 per share. The common stock is listed under the symbol "AH." Holders may require Armor Holdings, Inc. to repurchase their notes for cash on November 1, 2011, 2014 and 2019 at 100% of the accreted principal amount of the notes, plus accrued and unpaid interest, if any. Beginning on November 1, 2011, Armor Holdings, Inc. may redeem any of the notes for cash at 100% of their accreted principal amount plus accrued and unpaid interest. Upon certain fundamental changes, Armor Holdings, Inc. has the option to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company. If Armor Holdings, Inc. does not utilize this option upon a fundamental change, or if it doesn't apply, then holders will have the option either to require Armor Holdings, Inc. to repurchase their notes at a repurchase price equal to 100% of the accreted principal amount, plus accrued and unpaid interest, if any, or to convert their notes at a conversion rate subject to upward adjustment based on the price of the common stock.

The notes will be senior subordinated, unsecured obligations of Armor Holdings, Inc. The notes will be subordinated in right of payment to all existing senior indebtedness of Armor Holdings, Inc., including the indebtedness under Armor Holdings, Inc.'s existing credit facility, and to all future senior indebtedness of Armor Holdings, Inc. The notes will rank pari passu with Armor Holdings, Inc.'s existing and future senior subordinated obligations, including our 8¼% Senior Subordinated Notes due 2013.

See "Risk Factors" beginning on page S-16 of this prospectus supplement and page 6 of the accompanying prospectus to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	99.00%	$297,000,000
Underwriting discount	1.50%	$4,500,000
Proceeds, before expenses, to Armor Holdings, Inc.	97.50%	$292,500,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from the date of the original issuance, which is expected to be October 29, 2004.

To the extent the underwriters sell more than $300,000,000 in principal amount of notes, the underwriters have the option to purchase up to an additional $45,000,000 principal amount of the notes from Armor Holdings, Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on October 29, 2004.

Goldman, Sachs & Co.

Wm Smith Securities, Incorporated

Prospectus Supplement dated October 26, 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information, some of which may not apply to this offering, and this prospectus supplement describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined. Additional information is incorporated by reference in this prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only upon the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference) include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference), including certain statements under the headings "Prospectus Supplement Summary" and "Risk Factors," are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference) under the headings "Prospectus Supplement Summary" and "Risk Factors," may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

•	reductions in military or law enforcement spending;

•	suspension or cessation of orders under existing contracts with the U.S. military;

•	increased competition or our inability to compete effectively;

•	our inability to identify suitable acquisition candidates in the future or to successfully integrate acquired operations;

•	claims against us for product liability;

•	an adverse determination in connection with the Zylon® investigation being conducted by the U.S. Department of Justice and certain state agencies and/or other Zylon®-related litigation;

•	our inability or failure to comply with applicable government regulations;

•	interruptions to our supply or distribution networks or facilities;

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•	our inability to obtain adequate supplies of raw materials; and

•	our inability to attract and retain additional management and key personnel.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in or incorporated by reference to this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference) are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference).

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PROSPECTUS SUPPLEMENT SUMMARY

This summary only highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before purchasing the notes. You should read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under the caption "Where You Can Find More Information." When used in this prospectus supplement, unless the context requires otherwise, the terms "we," "our," "us," and the "Company" refer to Armor Holdings, Inc. and its subsidiaries. Unless otherwise specified, any reference to a "year" is to a fiscal year ended December 31.

The Company

We are a leading manufacturer and provider of personal protective equipment and security products for law enforcement and military personnel, armored military and commercial vehicles, armor kits for the retrofit of military vehicles, aircraft armor, aircraft safety products, survivability equipment used by military aviators and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products and systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals. We have a broad portfolio of brand name products that are well established in the various niche markets in which we compete. For example, we are the sole-source provider to the U.S. military of the armor and blast protection systems ("up-armoring") for their M1114 High Mobility Multi-purpose Wheeled Vehicles ("M1114 Up-Armored HMMWV," commonly known as the Humvee). We have focused our business on several core competencies, including our ability to manufacture and distribute high quality security products, vehicle armoring systems, and human safety and survival systems.

Business Divisions

The Company is divided into three business segments: the Aerospace & Defense Group, the Products Division and the Mobile Security Division.

Aerospace & Defense Group.    The Aerospace & Defense Group supplies human safety and survival systems to the U.S. military and major aerospace and defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military of the armor and blast protection systems for M1114 Up-Armored HMMWVs. We are also under contract with the U.S. military to provide spare parts, logistics and ongoing field support services for the approximately 7,000 M1114 Up-Armored HMMWVs shipped by us from 1994 through September 30, 2004. Additionally, the Aerospace & Defense Group is subcontracted to develop ballistic and blast protected armored and sealed truck cabs for various heavy military tactical vehicles.

The U.S. armed forces have adopted ceramic body armor as a key element of the protective ensemble worn by our troops in Iraq and Afghanistan. Simula, which we acquired in December 2003, was the developer of this specialized product, called Small Arms Protective Insert ("SAPI"), and continues to be a prominent supplier to the U.S. military. In 2004, we expect the combined production of Simula and PROTECH™ to account for approximately 280,000 SAPI plates, which we estimate will represent approximately 40% of SAPI plates produced this year.

The Aerospace & Defense Group enjoys a unique position as sole supplier of armored seats for most military helicopters for the U.S. Department of Defense. Examples include the pilot/copilot seats for the UH-60 Black Hawk and AH-64 Apache. The Aerospace & Defense Group also provides cockpit airbag systems for military helicopters and a range of survival equipment worn by military aviators such as emergency bailout parachutes, flotation collars and survival vests.

The Aerospace & Defense Group has approximately 840 employees in 5 manufacturing facilities located throughout the United States. Our U.S. federal government customers provided approximately $73.2 million, or approximately 79.9%, of division revenue in 2003. Our principal military customer is the U.S. military.

Products.    The Products Division manufactures and markets a broad range of high quality security products, equipment and related consumable items. Our security products are marketed through an extensive network of approximately 260 domestic distributors and 200 international distributors, and through a sales force of approximately 40 representatives and specialists under brand names that are well established in the military and law enforcement communities. The Products Division has approximately 1,320 employees in 16 manufacturing facilities located throughout the United States, Canada, the United Kingdom and Mexico. We also provide training services predominantly in connection with the use of our products; this training is a key part of our marketing effort and helps our federal, state and municipal clients safely and appropriately use our products. The primary users of our security products are federal, state and local law enforcement agencies; local police departments; state corrections facilities; U.S. and allied militaries; highway patrol; and sheriffs' departments. As a result of our diverse product line and customer base, the Products Division's ten largest customers accounted for approximately $56.6 million, or approximately 29.2% of the division revenue in 2003. Our largest single customer, the U.S. Department of Defense, accounted for approximately 10.7% of the Products Division's 2003 revenue.

Mobile Security.    The Mobile Security Division manufactures and installs ballistic and blast protection armoring systems for commercial vehicles to protect against varying degrees of ballistic and blast threats. In 2003, we supplied armor and protection systems for 1,125 commercial armored vehicles. We serve a wide range of customers internationally with approximately 960 employees in 7 domestic and international armoring plants. Our customers include U.S. federal law enforcement and intelligence agencies, foreign heads of state, multinational corporations, as well as high net worth individuals. Mobile Security's ten largest customers provided $22.9 million, or 28.8%, of division revenue in 2003.

Competitive Strengths

Valuable Brands with Leading Market Positions.    Our products and brands are well established and have developed a reputation for high quality and dependability. Due to the life-protecting nature of many of our products, customers prefer premium, well-recognized brands with quality reputations. We believe that our strong brand recognition attracts customer loyalty and repeat customer business and helps us establish leading market share positions with many of our product offerings.

Broad Portfolio of Products.    Our broad product portfolio and our ability to offer that portfolio in both domestic and overseas markets result in a balanced revenue mix. Our broad array of security products and armor systems allows us to be a single-source provider of comprehensive solutions for our customers' security needs. Cross selling among our products creates additional business opportunities and increases the value of our client relationships. We believe that we have superior technology and know-how, which enhance our efforts to develop new products.

Long-Term Relationships with Government and Military Customers.    We derive the majority of our revenues from domestic and foreign law enforcement, government and military customers. Over many years, we have developed strong relationships with military, law enforcement, security and corrections customers both in the United States and overseas. We believe that our reputation and longstanding relationships with customers support our continued growth.

Sole-Source Provider of M1114 Up-Armored HMMWVs.    We are the sole-source provider of up-armoring and have developed and own the proprietary technology for new M1114 Up-Armored HMMWVs procured by the U.S. military. Since August 2001, we have furnished the up-armoring for approximately 4,000 M1114 Up-Armored HMMWVs to the U.S. military. We are also currently under contract to provide spare parts, logistics and ongoing field support services for the U.S. military's M1114 Up-Armored HMMWV fleet. In addition, we have begun providing up-armoring of M1114 HMMWVs to a number of foreign military customers including Canada, Egypt and Israel.

Extensive Portfolio of Armor Kits for Military Trucks.    The two predominant developers and manufacturers of mine blast and ballistic protection kits for military trucks over the last 10 years have been O'Gara-Hess & Eisenhardt and Simula. With these two organizations together in our Aerospace & Defense Group, we are able to provide a complete portfolio of kit designs for light, medium and heavy trucks for the U.S. military and foreign militaries. We are also able to provide the complete capability of armor technologies, from basic steel armors to sophisticated ceramic/composite armor systems.

Sole-Source Provider of Aviation Safety Products.    We are the sole-source provider for the following military crew seating systems: UH-60A/L and UH-60M Black Hawk helicopter, MH-60S and MH-60R Sea Hawk helicopter, AH-1Z Cobra Venom attack helicopter, AH-64 Apache attack helicopter, UH-1Y Super Huey utility helicopter and the V-22 Osprey tilt-rotor aircraft. We are the sole-source provider for the C-17 centerline and side-wall fixed-wing military seating systems and are the sole-source supplier selected by the U.S. Air Force to develop a common wall-mounted troop seat for its C-130, C-141 and KC-135 aircraft. Additionally, we are sole-source provider of aircraft airbag systems for the UH-60 Black Hawk helicopter and the OH-58 Kiowa Warrior helicopter.

Industry-leading Market Position in Body Armor.    We manufacture body armor for the law enforcement community. Within the Armor Holdings family of companies resides industry-leading technology for the design and manufacturing of soft body armor designed to protect against handgun threats and, in some cases, other threats encountered in the line of duty. By virtue of the volume of soft armor produced by us, we have developed significant supply relationships with fiber and material suppliers that enable us to manage our costs and obtain proprietary materials, each of which gives us a market advantage. With the acquisition of Simula and evolving product lines at PROTECH™, we are well positioned in the hard body armor plates market. The hard plates are known as SAPIs and are used as the primary body armor for the U.S. Army and Marine Corps and some special police units to augment the soft vest to provide rifle protection.

Extensive Distribution Network.    We market and deliver our products through an extensive network of approximately 260 domestic distributors and 200 international distributors, and through a sales force of approximately 40 representatives and specialists. We believe that we have one of the largest distribution networks of security products, which provides a foundation for our continued growth and expansion. The diversity of the markets we serve and the strength of our distribution relationships reduce our dependence on any particular product, market or customer.

Experienced Management Team.    Our management team brings extensive knowledge of our customers and a proven ability to effectively manage our operations. The core of our management team has been together as a group since 1996. Since then the team has been augmented through acquisitions in the area of engineering and R&D to provide the capability to develop a range of new products. In addition, our management has a proven record of identifying, executing and integrating strategic acquisitions into our business, including our two largest acquisitions to date: Simula in 2003 and the O'Gara group of companies in 2001.

Business Strategy

Focus on Core Competencies.    Our primary strength lies in our ability to manufacture and distribute high quality security products, vehicle armoring systems and human safety and survival systems. We plan to leverage this core strength by expanding our research and development efforts, developing new products and acquiring businesses that complement our existing technical base and manufacturing operations. We plan to continue to streamline our manufacturing process, aggressively integrate acquisitions and pursue additional operating efficiencies to maximize the profitability of our business.

Expand Distribution Network and Product Offerings.    We plan to leverage our distribution network by investing in the development of new and enhanced products that complement our existing offerings and by expanding our range of branded law enforcement equipment through the acquisition of security products manufacturers. We believe that a broader product line will further strengthen our relationships with distributors and enhance our brand appeal with military, law enforcement and other end users.

Increase Exposure to Military Programs.    As the sole-source provider of M1114 Up-Armored HMMWVs for the U.S. military, we believe that we are in a strong position to capture opportunities to provide armoring of additional vehicles for the U.S. Department of Defense. We believe the proven success of M1114 Up-Armored HMMWVs in combat has led to increased interest in up-armoring other vehicles. Examples include recent successful efforts to develop and supply armor kits for various types of light through heavy tactical trucks and the continued relationship with the original equipment manufacturers to explore up-armoring opportunities for the U.S. Army's tactical vehicle fleet. We believe that the cost and time required to develop an alternative protection system increases the likelihood that we will maintain our sole source position on this program and capture additional programs.

Capitalize on Increased Homeland Security Requirements.    The creation of the Department of Homeland Security has increased the U.S. government's focus on strengthening the infrastructure of homeland security. Our Products Division is well positioned to provide security equipment and materials required by military, law enforcement and security personnel to combat terrorism, respond to attacks and counter homeland threats. Our Mobile Security Division is well positioned to provide armored vehicles for federal, state and local government agencies.

Pursue Strategic Acquisitions.    Since January 1, 1999, we have completed 17 acquisitions and integrated the acquired businesses into our Aerospace & Defense Group, Products Division, and Mobile Security Division. On September 28, 2004, we entered into a merger agreement pursuant to which we agreed to acquire The Specialty Group, Inc. We will continue to seek opportunities to make value-based acquisitions that complement our business operations or expand our product offerings, improve our technology, provide access to new geographic markets or provide additional distribution channels and new customer relationships. We have historically taken a disciplined, value-based approach to evaluating acquisition opportunities, driven by a prudent use of our capital, rigorous due diligence standards and a targeted expected return on our investment.

Recent Developments

Acquisition of Specialty Group

On September 28, 2004, we entered into a merger agreement with The Specialty Group, Inc. pursuant to which we agreed to acquire Specialty Group for an aggregate purchase price of $92,000,000 in cash, subject to certain adjustments as set forth in the merger agreement.

Specialty Group, based in Dunmore, Pennsylvania, is a supplier to military and law enforcement customers in the United States and overseas. Specialty Group manufactures, among other things, Modular Lightweight Load-Carrying Equipment ("MOLLE") systems, Outer Tactical Vests and Warrior Helmets. Specialty Group's core products are made of Kevlar® and heavy-duty nylon fabric and webbing and require special cutting and sewing techniques. Specialty Group and its subsidiaries own and operate a total of five manufacturing facilities located in Pennsylvania, Kentucky and Tennessee.

Specialty Group is currently the largest supplier of MOLLE systems for the U.S. Army. The MOLLE system consists of a modular rucksack with removable compartments and components and a fighting load vest with removable pockets for the Rifleman, Pistol, Squad Automatic Weapon Gunner, Medic and Grenadier configurations.

Specialty Group manufactures Outer Tactical Vests which, when used with SAPI plates, provide enhanced armor protection for U.S. armed forces against mines, grenades, mortar shells, artillery fire and rifle projectiles.

Specialty Group is also one of the three largest suppliers of Warrior Helmets for the U.S. Army. Specialty manufactures NATO PASGT helmets, the Advanced Combat Vehicle Crewman helmet and the Warrior Helmet (the U.S. Army's next generation helmet), along with related liners and accessories.

Specialty Group currently has a funded backlog of approximately $90.7 million, and options on existing contracts of approximately $137.1 million.

We will pay the purchase price for Specialty Group in full in cash when the merger closes. However, pursuant to the terms of the merger agreement among the parties, we will place $10,000,000 of the purchase price in escrow at closing in order to secure the indemnification obligations of the shareholders of Specialty Group to us, which amount will be released to the sellers from escrow in tranches ending three years and sixty days from the closing date; provided, that no claims have been made by us. The merger agreement contains customary indemnification provisions, which terminate at varying times unless the indemnified party has, before the expiration of a right to indemnification, provided notice of a claim for indemnification to the indemnifying party. In connection with the execution of the merger agreement, certain shareholders of Specialty Group owning, in the aggregate, approximately 57% of the issued and outstanding shares of common stock of Specialty Group, have executed voting agreements pursuant to which they have agreed to, among other things, vote in favor of the acquisition and against any alternative transaction.

We intend to close the acquisition upon the satisfaction of the conditions to closing, which include Hart-Scott-Rodino Act clearance (the filings for which were made on or about October 14, 2004), approval by the shareholders of Specialty Group and other customary conditions set forth in the merger agreement.

Zylon® Litigation

In April 2004, two class action complaints were filed against us in Florida state court by police organizations and individual police officers, alleging, among other things, that our bullet-resistant soft body armor (vests) manufactured and sold under the American Body Armor™, Safariland® and PROTECH™ brands, do not have the qualities and performance characteristics as warranted, thereby breaching express warranty, implied warranty of merchantability, implied warranty of fitness for a particular purpose and duty to warn. On August 12, 2004, we announced that we had reached a preliminary settlement agreement with respect to the class action lawsuit filed in Duval County, Florida by the Southern States Police Benevolent Association (Southern States PBA), subject to final court approval. After a fairness hearing held on September 30, 2004, the Florida Circuit Court gave final approval to a class action settlement as to all purchasers of Zylon®-containing body armor manufactured under the brand name American Body Armor™, and scheduled a final fairness hearing for November 5, 2004 with regard to purchasers of all other Zylon®-containing body armor manufactured by Safariland® and PROTECH™.

All of the potential class members in the only other Zylon®-related class action lawsuit filed against us by the National Association of Police Organizations, Inc. (NAPO), in Lee County, Florida, are also among the class members in the Southern States PBA case and are therefore covered by the terms of the settlement. Accordingly, we believe that the NAPO lawsuit should be dismissed and will take action to seek a voluntary discontinuance or dismissal of that action. However, if we are unable to dismiss the second class action lawsuit, or additional class action lawsuits are filed with respect to this matter, any adverse resolution of such matter could have a material adverse effect on our business, financial condition, results of operations and liquidity.

On August 12, 2004, we also announced that following extensive testing and analysis, we were revising our warranty and offering product replacement to our customers for one of our models of bullet-resistant vests that uses Zylon®. We have also reduced the warranty period from 60 months to 30 months for our ABA Xtreme ZX® vest (Level II and Level IIIA), effective immediately. In addition, an exchange program has been implemented that, among other things, enables ZX vest owners to select either a new vest of the same model, or any other vest in the American Body Armor™, PROTECH™ or Safariland® product lines at no cost to the owner. ZX vests that have been in service more than 30 months will be replaced first; other exchanges will be made on a rolling basis from the earliest shipped date to the most recent. Based on current testing, vests that incorporate Zylon®, other than the ABA Xtreme ZX® model, will retain their original warranty.

New Contract Awards

Since June 30, 2004, we have been awarded a number of major contracts from the U.S. military and the U.S. Department of Defense, including:

•	contracts totaling over $183 million for various armor components for ground vehicles supporting the U.S. military, including 40 M1114 Up-Armored HMMWVs and 5,100 newly developed gunner protection kits for addition to fielded M1114 Up-Armored HMMWVs and various medium and heavy truck armor kits;

•	36-month indefinite delivery/indefinite quantity government contract by the U.S. Department of Defense for ceramic body armor with a maximum value of up to $461 million;

•	60-month indefinite delivery/indefinite quantity government contract by the United States Marine Corps for ceramic body armor with a maximum value of up to $52 million; and

•	contracts from the U.S. Army and other customers for new M1114 Up-Armored HMMWVs totaling approximately $235 million.

These contract awards have resulted in additional funding for 2005 production and establishing a new funded backlog into 2006.

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Our executive offices are located at 1400 Marsh Landing Parkway, Suite 112, Jacksonville, FL 32250. Our telephone number is (904) 741-5400 and our website address is www.armorholdings.com. Information contained on our website is not part of this prospectus supplement and is not incorporated by reference.

The Offering

Please refer to "Description of Notes" in this prospectus supplement for more information on the notes being offered.

Issuer	Armor Holdings, Inc.

Notes	$300,000,000 aggregate principal amount of 2.00% Senior Subordinated Convertible Notes due November 1, 2024. We have also granted the underwriters an option to purchase up to an additional $45,000,000 aggregate principal amount of notes.

Issue Price	99.00% of the principal amount of each note.

Maturity	November 1, 2024, unless earlier redeemed, repurchased or converted.

Ranking	The notes will be our senior subordinated, unsecured obligations and will rank equal in right of payment to all of our existing and future senior subordinated and unsecured indebtedness, including our 8¼% Senior Subordinated Notes due 2013. The notes will be subordinated in right of payment to all existing and future senior indebtedness. In the indenture governing the notes, we will covenant not to issue additional unsecured indebtedness that ranks senior to the notes (including any unsecured senior indebtedness of any subsidiary guarantor that ranks senior to that subsidiary guarantor's guarantee of the notes) in an aggregate principal amount equal to or greater than five percent of the aggregate outstanding principal amount of the notes at any time of determination, but the indenture will not otherwise limit the amount of additional indebtedness, including senior secured indebtedness, that we or our subsidiaries can create, incur, assume or guarantee in the future.

Subsidiary Guarantees	The notes will be guaranteed, jointly and severally, by certain of our domestic subsidiaries. See "Description of Notes—Subsidiary Guarantees."

Each subsidiary guarantee of the notes will be a general, unsecured obligation of the subsidiary guarantor making the guarantee, will be subordinated in right of payment to all existing and future senior indebtedness of such subsidiary guarantor, and will rank equal in right of payment with any future senior subordinated indebtedness of such subsidiary guarantor.

Form, Denomination and Registration	The notes will be issued only in registered form without coupons in denominations of $1,000 initial principal amount and any integral multiple of $1,000 above that amount. They will be evidenced by one or more global securities deposited with the trustee as custodian for The Depository Trust Company, commonly known as DTC, and registered in the name of Cede & Co. as DTC's nominee.

Interest	2.00% per year on the principal amount, payable semiannually in arrears on November 1 and May 1 of each year, beginning May 1, 2005. We will also pay contingent interest on the notes as described below. The notes will cease to bear interest (except contingent interest, as applicable) on October 31, 2011.

Accretion	Commencing on November 1, 2011, the principal amount of the notes will be subject to accretion at a rate that provide holders with an aggregate annual yield to maturity of 2.00% (computed on a semiannual bond equivalent yield basis).

Contingent Interest	We will make additional payments of interest, referred to herein as "contingent interest," for any six-month interest period from November 1 to April 30 or from May 1 to October 31, beginning with the six-month interest period commencing on November 1, 2011, if the average trading price of the notes for the applicable five trading day reference period equals or exceeds 120% of the accreted principal amount of the notes, plus accrued and unpaid regular interest. We will pay contingent interest on the interest payment date immediately following the applicable six-month interest period. The amount of contingent interest payable per note in respect of any six-month interest period will be equal to 0.15% of the average trading price of a note for the applicable five trading day reference period. The "five trading day reference period" means the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month interest period.

Conversion Rights	You may surrender your notes for conversion into our common stock at any time prior to the close of business on the last trading day on the New York Stock Exchange prior to the maturity date of the notes, subject to prior redemption or repurchase of the notes. The notes may be converted into our common stock at a conversion rate (subject to adjustment in certain events) of 18.5151 shares per $1,000 principal amount of notes, which is equal to an initial conversion price of $54.01 per share. The conversion rate may be adjusted for certain events, but it will not be adjusted for accrued and unpaid interest. The right to convert notes that have been called for redemption will terminate at the close of business on the business day immediately preceding the date of redemption.

Upon conversion, we will satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash with any remaining amount to be satisfied in shares of our common stock.

Exchange in Lieu of Conversion	Upon submission of your notes for conversion, the conversion agent may direct you to surrender your notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your notes, the cash payment and number of shares of our common stock issuable upon conversion.

Redemption of Notes at Our Option	On or after November 1, 2011, we may redeem for cash all or a portion of the notes at any time, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the accreted principal amount of the notes to be redeemed, plus accrued but unpaid interest, if any, to, but not including, the redemption date.

Purchase of Notes at Your Option	You have the right to require us to repurchase in cash all or any portion of your notes on November 1, 2011, 2014 and 2019, each of which we refer to as a "repurchase date." In each case, the repurchase price payable will be equal to 100% of the accreted principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

Exchange in Lieu of Repurchase	If you require us to repurchase notes held by you, we may direct you to first offer the notes to a financial institution designated by us for exchange in lieu of repurchase. In order to accept any notes surrendered for repurchase, the designated institution must agree to deliver, in exchange for your notes, the repurchase price for such notes you would otherwise receive upon repurchase by us.

Repurchase at Option of the Holder Upon a Fundamental Change	Subject to our rights described under "Public Acquirer Change of Control" below, if we undergo a fundamental change (as defined under "Description of Notes— Repurchase at Option of Holder Upon a Fundamental Change"), holders will have the right, at their option, to require us to purchase for cash all or any portion of their notes. The cash price we are required to pay is equal to 100% of the accreted principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the fundamental change repurchase date.

Adjustment to Conversion Rate Upon a Fundamental Change	Subject to our rights described under "Public Acquirer Change of Control" below, if a holder elects to convert notes in connection with a fundamental change, we will in certain circumstances increase the conversion rate by a specified number of additional shares, depending on our common stock price at that time, as described under "Description of Notes—Adjustment to Conversion Rate Upon a Fundamental Change."

Public Acquirer Change of Control	In the case of a fundamental change that is a "public acquirer change of control" (as defined under "Description of Notes—Public Acquirer Change of Control"), we may, in lieu of permitting a repurchase at the holder's option or adjusting the conversion rate as described in the preceding paragraph, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into an adjusted number of shares of public acquirer common stock.

Events of Default	If there is an event of default with respect to the notes, an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. The following are events of default with respect to the notes:

•	default for 30 days in payment of any interest when due and payable on the notes;

•	default in payment of principal of the notes at maturity, upon redemption, repurchase or following a fundamental change, when the same becomes due and payable;

•	default by us or any of our subsidiaries in the payment of principal, interest or premium when due under any other instruments of indebtedness having an aggregate outstanding principal amount of $25 million or more, or any other default by us or any of our subsidiaries under the terms of the indenture governing our 8¼% senior subordinated notes, and such default continues in effect for more than 30 days after the expiration of any grace period or extension of time for payment applicable thereto;

•	default in our conversion obligations upon exercise of a holder's conversion right, unless such default is cured within five days after written notice of default is given to us;

•	acceleration of any indebtedness under any instrument or instruments evidencing indebtedness (other than the notes) having an aggregate outstanding principal amount of $25 million unless such acceleration has been rescinded or annulled within 30 days after written notice of such acceleration has been received by us;

•	default in our performance of any other covenants or agreements contained in the indenture or the notes for 60 days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the notes;

•	except as permitted herein, any guarantee of any "significant subsidiary" ceases to be in full force and effect or is declared null and void or any guarantor denies that it has any further liability under any guarantee or gives notice to such effect unless such notice has been rescinded or annulled within 30 days after it has been received by us; and

•	certain events of bankruptcy, insolvency and reorganization of us or any of our significant subsidiaries.

Use of Proceeds	We intend to use approximately $92.0 million of the proceeds to fund our acquisition of The Specialty Group, Inc. We intend to use the remaining proceeds from this offering to take advantage of business development opportunities, to fund future acquisitions, and for general corporate and working capital purposes, including the funding of capital expenditures. Pending the use of the proceeds from this offering in the manner described above, we intend to invest the proceeds in short-term investment grade obligations, bank deposits, U.S. government securities or similar instruments.

Book Entry Form	The notes will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of, a nominee of DTC, in New York, New York. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated notes, except in limited circumstances.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. No assurance can be given as to the liquidity of or trading market for the notes. Our common stock is listed on the New York Stock Exchange under the symbol "AH."

Material U.S. Federal Income Tax Considerations	We and each holder of the notes agree in the indenture to treat the notes, for U.S. federal income tax purposes, as "contingent payment debt instruments" and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments. Each holder of the notes also agrees to be bound by our determination that the rate at which interest will be deemed to accrue for U.S. federal income tax purposes (the "comparable yield") will be 7.00% compounded semi-annually, which is the rate we would pay on a fixed-rate, noncontingent, nonconvertible debt instrument with terms and conditions otherwise comparable to the notes. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at the comparable yield (subject to certain adjustments), with the result that a U.S. holder (as defined below under "Material U.S. Federal Income Tax Considerations") will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, a U.S. holder will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by a U.S. holder will include, in the case of a conversion or repurchase in which the holder receives shares of our common stock, the amount of cash and the fair market value of the shares received. However, the proper U.S. federal income tax treatment of a holder of a note is uncertain in various respects. If the agreed upon treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or a gain upon the conversion or repurchase in which the holder receives shares of our common stock, and should not have recognized ordinary income upon a taxable disposition of its notes. See "Material U.S. Federal Income Tax Considerations."

You should read the "Risk Factors" sections beginning on page S-16 of this prospectus supplement and on page 6 of the accompanying prospectus to understand the risks associated with an investment in the notes.

Summary Consolidated Financial Information

The following summary consolidated financial information is derived from our audited consolidated financial statements as of December 31, 2003 and December 31, 2002, and for each of the three years ended December 31, 2003, which are audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm. The summary consolidated financial information as of, and for each of the nine months ended September 30, 2004 and September 30, 2003 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods.

Operating results for the nine months ended September 30, 2004 and the year ended December 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004 or for any other future period. You should read the information set forth in the table below in conjunction with our consolidated financial statements and the related notes thereto and other financial data contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(dollars in thousands)
Income Statement Data:
Revenues:
Aerospace & Defense	$18,145	$59,318	$91,673	$52,839	$371,019
Products	149,868	179,946	193,960	143,158	184,242
Mobile Security	29,087	65,853	79,539	57,018	86,874
Total Revenues	197,100	305,117	365,172	253,015	642,135
Costs and Expenses:
Cost of revenues	126,330	210,745	253,586	176,396	456,771
Cost of warranty revision	—	—	—	—	5,000
Operating expenses	38,659	49,836	62,795	44,505	69,332
Amortization(1)	2,142	245	489	201	2,937
Integration and other charges(2)	3,296	5,926	12,573	4,565	9,736
Operating Income	26,673	38,365	35,729	27,348	98,359
Interest expense, net	3,864	923	4,012	2,291	5,185
Other (income) expense, net	(82)	51	508	181	(121)
Income from continuing operations before provision for income taxes	22,891	37,391	31,209	24,876	93,295
Provision for income taxes	8,207	16,054	14,203	10,044	39,072
Income from continuing operations	14,684	21,337	17,006	14,832	54,223
(Loss) income from discontinued operations, net of income tax benefit (provision)(3)	(4,556)	(39,026)	(6,120)	983	(38)
Net income (loss)	$10,128	$(17,689)	$10,886	$15,815	$54,185
Balance Sheet Data (at end of period):
Cash and cash equivalents	$53,719	$16,551	$111,926	$159,817	$234,487
Working capital(4)	142,723	100,591	168,644	254,209	379,169
Total assets	388,057	367,753	585,626	541,393	832,451
Total debt	8,085	8,188	191,030	168,148	157,021
Long-term obligations	4,640	5,240	168,508	160,046	164,107
Net debt(5)	(45,634)	(8,363)	79,104	8,331	(77,466)
Stockholders' equity	326,019	288,077	295,365	291,140	520,382

	Year Ended December 31,						Nine Months Ended September 30,
	2001		2002		2003		2003		2004
							(unaudited)
	(dollars in thousands)
Other Financial Data:
EBITDA from continuing operations(6)(10)	$31,931		$43,562		$42,545		$32,152		$107,577
EBITDA margin for continuing operations(6)(10)	16.2%		14.3%		11.7%		12.7%		16.8%
EBITDA from continuing operations before integration and other charges(2)(6)(10)	$35,227		$49,488		$55,118		$36,717		$117,313
EBITDA margin for continuing operations before integration and other charges(2)(6)(10)	17.9%		16.2%		15.1%		14.5%		18.3%
Capital expenditures for continuing operations	$5,644		$5,902		$8,684		$5,645		$11,061
Interest expense for continuing operations	$4,002		$1,302		$4,800		$2,639		$6,642
Depreciation and amortization for continuing operations	$5,258		$5,197		$6,816		$4,804		$9,218
Ratio of net debt to EBITDA from continuing operations(6)(7)(8)(9)	—		—		1.9	x	—		—
Ratio of earnings to fixed charges(9)(10)	5.7	x	14.9	x	6.3	x	8.1	x	13.4	x

(1)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level.

(2)	Includes charges and certain non-capitalized expenses relating to the acquisition and integration of acquired businesses, stock-based compensation for certain key executives, severance, charges and direct expenses associated with due diligence efforts for acquisitions not completed, integration of sales, marketing, distribution and manufacturing operations, as well as, relocation and lease termination expenses.

(3)	As described in Note 2 of our fiscal 2003 audited financial statements, we recorded net impairment charges of $12.4 million and $30.3 million in fiscal 2003 and 2002, respectively, for the Services Division. The 2003 impairment charges consisted of a non-cash goodwill reduction. The fiscal 2002 impairment charges consisted of approximately $6.1 million in estimated disposal costs and a $24.2 million non-cash goodwill reduction. In fiscal 2001, we recorded a pre-tax restructuring charge of $10.3 million for the Services Division as a result of an approved restructuring plan to close its U.S. investigations businesses, realign the Services Division's organization, eliminate excess facilities and reduce overhead in its businesses worldwide. Operating results for 2001 through the first nine months of fiscal 2004 ended September 30, 2004 reflect the reclassification of the Services Division as discontinued operations. Cyconics International Training Services, Inc., a subsidiary providing certain training services, formerly reported as a part of the Services Division, is not included in the amounts classified as assets held for sale. The assets and liabilities as well as the operating results of Cyconics International Training Services, Inc. have been reclassified to the Armor Holdings Products Division where management oversight currently resides.

(4)	Working capital is defined as current assets less current liabilities.

(5)	Net debt consists of total debt less cash and cash equivalents.

(6)	The following are not financial measures calculated in accordance with generally accepted accounting principles:

•	EBITDA from continuing operations, which we define as operating income from continuing operations, plus interest and other expenses (net), provision (benefit) for income taxes for continuing operations and depreciation and amortization for continuing operations;

•	EBITDA margin from continuing operations, which is EBITDA from continuing operations divided by total revenues;

•	EBITDA from continuing operations before integration and other charges, which we define as EBITDA from continuing operations plus integration and other charges; and

•	EBITDA margin from continuing operations before integration and other charges, which is EBITDA from continuing operations before integration and other charges divided by total revenues.

Although our management may use these measures from time to time to track our cash flow or availability under our senior credit facility, we do not intend any of these measures to be used as indicators of our operating performance or liquidity for the referenced period or for future periods. We cannot assure you that these measures are comparable to similarly titled measures presented by other companies.

(7)	The ratio of net debt to EBITDA is not a financial measure calculated in accordance with generally accepted accounting principles and is not intended as an indicator of our operating performance or liquidity for the referenced period or for future periods.

(8)	For fiscal 2001 and 2002, the ratio was negative and therefore not meaningful. In these periods, cash and cash equivalents exceeded total debt. This ratio is not meaningful for interim periods.

(9)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income tax, plus fixed charges. Fixed charges consist of interest expense for continuing and discontinued operations, amortization of debt issuance cost and one-third of our rental expense for continuing and discontinued operations. Management believes that one-third is representative of the interest component of such rental expense.

(10)	The following table shows the reconciliation of our net income (loss) as reported to operating income from continued operations, EBITDA from continuing operations and EBITDA from continuing operations before integration and other charges:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(dollars in thousands)
Net income (loss) as reported	$10,128	$(17,689)	$10,886	$15,815	$54,185
Plus: Loss (income) from discontinued operations	4,556	39,026	6,120	(983)	38
Plus: Provision for income taxes from continuing operations	8,207	16,054	14,203	10,044	39,072
Plus: Other (income) expense, net	(82)	51	508	181	(121)
Plus: Interest expense, net	3,864	923	4,012	2,291	5,185
Operating income from continuing operations	26,673	38,365	35,729	27,348	98,359
Plus: Depreciation and amortization	5,258	5,197	6,816	4,804	9,218
EBITDA from continuing operations	31,931	43,562	42,545	32,152	107,577
Plus: Integration and other charges	3,296	5,926	12,573	4,565	9,736
EBITDA from continuing operations before integration and other charges	$35,227	$49,488	$55,118	$36,717	$117,313

RISK FACTORS

An investment in the notes involves a high degree of risk. You should carefully consider the following factors, as well as the "Risk Factors" section beginning on page 6 of the accompanying prospectus, in addition to the other information presented in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, in evaluating us, our business and an investment in the notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

Risks Relating to an Investment in the Notes

Your right to receive payments on the notes is junior to our existing and future senior debt, including our existing senior credit facility.

The notes are our unsecured, senior subordinated obligations. By their express terms, the notes rank junior in right of payment to all of our existing senior debt, including our existing senior credit facility, and our future senior debt. Any debt incurred by us or any of our subsidiaries will be senior to the notes, unless its terms expressly provide that such debt ranks equal with, or junior in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and in cash before any payment may be made with respect to the notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes and our future senior subordinated debt will participate in the assets remaining only after we have paid all of our senior debt in full. In any of these cases, we may not have sufficient funds or assets to pay all of our creditors, and holders of notes may receive less, ratably, than the holders of senior debt. Furthermore, because the indenture governing the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may also receive less, ratably, than holders of trade payables in any such proceeding since such creditors have not agreed to be subordinated. In addition, each subsidiary guarantee of the notes will be a general unsecured obligation of the subsidiary guarantor and will be subordinated in right of payment to all existing and future senior debt of the subsidiary guarantor.

As of September 30, 2004, after giving effect to this offering, we would have had approximately $3.6 million of senior debt outstanding.

The notes will not contain certain restrictive covenants, and there is limited protection in the event of a change in control.

The indenture under which the notes will be issued will not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture will not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, will not protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the notes upon a fundamental change is limited to the transactions specified in the definition of a "fundamental change" under "Description of Notes— Repurchase at Option of the Holder Upon a Fundamental Change." Accordingly, we could enter into a number of transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a fundamental change.

Covenants in our debt agreements restrict our activities and could adversely affect our business.

Our debt agreements, such as our existing indenture and our senior credit facility, contain various covenants that limit our ability and the ability of our restricted subsidiaries to engage in a variety of transactions under certain circumstances, including:

•	incurring additional debt, with certain exceptions;

•	paying dividends or making other distributions on, redeeming or repurchasing capital stock;

•	making certain investments, loans, advances, acquisitions or other restricted payments, including purchasing, making any payment or prepayment on, or redeeming the notes (other than making regularly scheduled payments of interest thereon);

•	entering into transactions with affiliates;

•	engaging in sale and leaseback transactions;

•	issuing stock of restricted subsidiaries;

•	selling assets;

•	creating liens on assets to secure debt; or

•	effecting a consolidation or merger.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our senior credit facility will require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in any of our debt agreements could result in an event of default under that agreement, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-default and cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, all or any of such debt. In addition, in the event that the notes become immediately due and payable, as a result of the subordination provisions of the notes, the holders of the notes would not be entitled to receive any payment in respect of the notes until all of our senior debt has been paid in full.

We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary.

In certain circumstances you may require us to repurchase all or a portion of your notes to the extent set forth in this prospectus supplement. In addition, upon conversion of the notes, we are obligated to satisfy a portion of our conversion obligation in cash. If you were to require us to repurchase your notes, including following a fundamental change, or you were to convert your notes, we cannot be sure that we will have sufficient cash or other financial resources at that time or would be able to arrange financing on commercially reasonable terms, or at all, to pay the amount required in cash. Our ability to repurchase the notes or pay the settlement amount in those events may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by indebtedness and agreements that we may enter into in the future, which may replace, supplement or amend our existing or future debt. Our failure to repurchase the notes or make the required payments upon conversion would constitute an event of default under the indenture under which we will issue the notes, which might constitute a default under the terms of our other indebtedness at that time.

Because the notes are represented by global securities registered in the name of a depositary, you will not be a "holder" under the indenture, and your ability to transfer the notes could be limited.

The notes will be represented by one or more global securities registered in the name of Cede & Co. as nominee for DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of the notes in certificated form and will not be considered "holders" of the notes under the indenture for any purpose. Instead, owners must rely on the procedures of DTC and its participants to protect their interests under the indenture. In addition, because the laws of some states require that certain persons take physical delivery in definitive form of securities that they own, you may be unable to transfer your notes to those persons.

Upon consummation of this offering, we will have a significantly higher level of debt than we have maintained in the past. Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our indebtedness.

The level of our outstanding indebtedness following consummation of this offering will be significantly higher than the level of indebtedness we have maintained in the past. As of September 30, 2004, our outstanding debt was approximately $157.0 million, none of which was outstanding under our existing senior credit facility. As of September 30, 2004, the amount available under our senior credit facility would have been approximately $60.0 million. After the completion of the offering of the notes, our outstanding debt will be approximately $449.5 million, of which $292.5 million will represent the notes offered hereby. We will be obligated to repay $300.0 million in aggregate principal amount of the notes upon maturity or acceleration thereof. In addition, following the offering of the notes, our cash and cash equivalents will increase from approximately $234.5 million to approximately $526.0 million.

Our higher level of debt could have important consequences to you and to us. For example:

•	we may experience difficulties in meeting our obligations under the notes or our other debt;

•	we may become more vulnerable to general adverse economic and industry conditions and adverse changes in governmental regulations;

•	we may have to dedicate a substantial portion of our cash flow from operations to make payments on our senior credit facility, our outstanding 8¼% senior subordinated notes and the notes being offered hereby, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and our industry, which may place us at a competitive disadvantage compared with competitors that have less debt or more financial resources; and

•	we may have limited ability to borrow additional funds, even when necessary to maintain adequate liquidity.

The terms of our senior credit facility, the indenture governing the 8¼% senior subordinated notes and the indenture governing the notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. We might incur additional debt for various reasons, including to pay for additional acquisitions that we may make and assuming debt of companies that we may acquire. Some or all of such additional debt could be senior to the notes, could mature prior to the notes and could increase the risks associated with our increased leverage. If new indebtedness is incurred by us or our subsidiaries, the indebtedness risks that we and they face would be exacerbated.

To service the notes and existing and future debt, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on or refinance our debt, including the notes, will depend largely upon our future operating performance and cash flow. Our future operating performance and cash flow are subject to many factors, including general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay the interest and principal on our debt, including the notes, or to fund our other liquidity needs. If we are unable to meet our debt service requirements, we may have to renegotiate the terms of our debt. We cannot assure you that we will be able to renegotiate or refinance any of our debt, including our senior credit facility, on commercially reasonable terms or at all. In addition, prior to the repayment of the notes, we will be required to repay or refinance our senior credit facility and, perhaps, any other senior debt we incur. Any new debt we incur may have a shorter maturity than the notes. Payment of such debt will reduce the amount of funds available for us to make payments on the notes.

If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as sales of certain assets to meet our debt service obligations or diverting cash, if available, that would have been used for other business purposes. These options may not be feasible or prove adequate and may also adversely affect our operations or the implementation of our business plans. Our senior credit facility and the indenture governing the notes may restrict, or market or business conditions may limit, our ability to do some of these things. Non-payment or other non-compliance with our senior credit facility, the indenture governing the notes or the instruments governing our other debt could result in an event of default under our senior credit facility, the indenture governing the notes or the other instruments governing our debt, which could also trigger an event of default under the notes.

There is no active trading market for the notes and none may develop.

The notes are a new issue of securities for which there is currently no trading market, and we do not intend to list the notes on any national securities exchange. We cannot assure you that an active trading market for the notes will develop or be sustained. The underwriters have advised us that they presently intend to make a market in the notes after this offering is completed. The underwriters are not obligated, however, to make a market in the notes and, even if commenced, any such market making activities may be discontinued at any time at the sole discretion of the underwriters. If an active trading market for the notes fails to develop or be sustained, the trading price of the notes could be adversely affected and you may experience difficulties selling the notes.

Even if an active trading market for the notes were to develop, the notes could trade at prices that may be lower than the initial offering price. Whether or not the notes trade at lower prices depends on many factors, some of which are beyond our control, including:

•	prevailing interest rates;

•	demand for high-yield debt securities and/or convertible securities generally;

•	general economic conditions;

•	our expected and actual financial condition and our operating performance and future prospects; and

•	prospects for companies in our industry generally.

In addition, the price of the notes may fluctuate as a result of changes, if any, in ratings issued by rating agencies relating to our debt securities or rating agencies' perceptions of our industry. The notes may be rated by one or more rating agencies. Any adverse change in any such current or future rating could cause the liquidity or market value of the notes to decline significantly.

The trading prices for the notes could be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under "Description of Notes—Anti-dilution Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

You should consider the U.S. federal income tax consequences of owning the notes.

By accepting a note, each holder will have agreed to treat the notes as "contingent payment debt instruments" and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments. In accordance with this agreement, you will be required to accrue interest on a constant yield to maturity basis at the comparable yield of 7.00%, compounded semi-annually), which is the rate we would pay on a fixed-rate noncontingent, nonconvertible debt instrument containing terms and conditions otherwise comparable to the notes, regardless of whether you use the cash or accrual method of tax accounting. As a result, you may recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, you will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the notes at a gain. In computing such gain, the amount realized by you will include, in the case of a conversion or repurchase, the amount of cash and, if applicable, the fair market value of shares of our common stock received. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing the notes. See "Material U.S. Federal Income Tax Considerations."

You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. For non-U.S. holders (as defined) this deemed distribution may be subject to U.S. federal withholding requirements. See "Material U.S. Federal Income Tax Considerations."

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Risks Related to Our Industry

The products we sell are inherently risky and could give rise to product liability and other claims.

The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction could result in serious bodily injury or death. Given this potential risk of injury, proper maintenance of our products is critical. Our products include: body armor and plates designed to protect against ballistic and sharp instrument penetration; less-lethal products such as less-lethal munitions, pepper sprays, distraction devices and flameless expulsion grenades; various models of police batons; rotary and fixed-wing aircraft seating systems; parachutes; vehicle and hard armoring systems; and police duty gear.

Claims have been made and are pending against certain of our subsidiaries, involving permanent physical injury and death caused by self-defense sprays and other munitions intended to be less-lethal. In addition, the manufacture and sale of certain less-lethal products may be the subject of product liability claims arising from the design, manufacture or sale of such goods. If these claims are decided against us and we are found to be liable, we may be required to pay substantial damages and our insurance costs may increase significantly as a result. Also, a significant or extended lawsuit, such as a class action, could also divert significant amounts of management's time and attention. We cannot assure you that our insurance coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. Our cost of obtaining insurance coverage has risen substantially since September 11, 2001. Any material uninsured loss could have a material adverse effect on our business, financial condition and results of operations. In addition, the inability to obtain product liability coverage would prohibit us from bidding for orders from certain governmental customers since, at present, many bids from governmental entities require such coverage, and any such inability would have a material adverse effect on our business, financial condition, results of operations and liquidity.

Both private claimants and State Attorneys General have already commenced legal action against Second Chance Body Armor, Inc. ("Second Chance"), a body armor manufacturer and competitor to Armor Holdings, based upon its Ultima® and Ultimax® model vests. Second Chance licenses from Simula, one of our indirect subsidiaries, a certain patented technology which is used in some of the body armor it manufactures, but to our knowledge, no lawsuit has yet been brought against Second Chance based upon this licensed technology, although a letter was received by Simula from an attorney representing a police officer who was injured while wearing a Second Chance vest alleging potential liability against Simula. In addition, the U.S. Attorney General has asked the U.S. Department of Justice to investigate the claims regarding the Zylon® vests. As Simula has licensed its technology to Second Chance Body Armor, it may be impacted by the pending claims against Second Chance and the investigation being conducted by the U.S. Department of Justice. If Simula is included in the claims pending against Second Chance and the investigation being conducted by the U.S. Department of Justice, we cannot assure you that any judgment, settlement or resolution against Simula will not have a material adverse effect on Simula's business, financial condition, results of operations and liquidity.

As a result of the USAG's and DOJ's initiative, the NIJ commenced an inquiry and investigation regarding the protocol for testing used vests, as well as the reliability of Zylon® and other ballistic fibers. We have consulted and continue to cooperate fully with the NIJ in this endeavor. To date, the NIJ has embarked only in its first phase of testing, which entails vests that have been heavily worn or exposed to adverse conditions and which utilized the ballistic testing standard applicable to new vests. Although some of the vests tested, including ours, experienced a penetration, the NIJ specifically warned against the misuse and misinterpretation of these results, emphasizing that the data which they have produced so far is preliminary in nature and applies to a very small sample size, and therefore it is not possible to draw any definitive conclusions from these results. The NIJ will continue to conduct further testing and analyze these issues in order to determine if any conclusions can be reached as to the performance and reliability of aged vests. We have requested the NIJ to provide us with its testing data, and we intend to evaluate and review the NIJ's results upon our receipt of such data in our continuing effort to assist the NIJ in developing uniform standards for certification of new vests and the testing of used vests.

In April 2004, two class action complaints were filed against us in Florida state court by police organizations and individual police officers, alleging, among other things, that our bullet-resistant soft body armor (vests) manufactured and sold under the American Body Armor™, Safariland® and PROTECHTM brands, do not have the qualities and performance characteristics as warranted, thereby breaching express warranty, implied warranty of merchantability, implied warranty of fitness for a particular purpose and duty to warn. The complaints allege no specific amount, although it has been publicly stated that they are seeking $77 million in compensatory damages. On August 12, 2004, we announced that we had reached a preliminary settlement agreement with respect to the class action lawsuit filed in Duval County, Florida by the Southern States Police Benevolent Association (Southern States PBA), subject to final court approval. After a fairness hearing held on September 30, 2004, the Florida Circuit Court gave final approval to a class action settlement as to all purchasers of Zylon®-containing body armor manufactured under the brand name American Body Armor™, and scheduled a final fairness hearing for November 5, 2004, with regard to purchasers of all other Zylon®-containing body armor manufactured by Safariland® and PROTECH™.

All of the potential class members in the only other Zylon®-related class action lawsuit filed against us by the National Association of Police Organizations, Inc. (NAPO), in Lee County, Florida, are also among the class members in the Southern States PBA case and are therefore covered by the terms of the settlement. Accordingly, we believe that the NAPO lawsuit should be dismissed and will take action to seek a voluntary discontinuance or dismissal of that action. However, if we are unable to dismiss the second class action lawsuit, or additional class action lawsuits are filed with respect to this matter, any adverse resolution of such matter could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We have also received investigative demands from state agencies in Texas and Connecticut to which we have complied, as well as letters from two private attorneys threatening potential litigation.

We are subject to extensive government regulation, and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.

We are subject to federal licensing requirements with respect to the sale in foreign countries of certain of our products. In addition, we are obligated to comply with a variety of federal, state and local regulations, both domestically and abroad, governing certain aspects of our operations and workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, State and Transportation, the Federal Aviation Administration, the U.S. Environmental Protection Agency and the U.S. Bureau of Alcohol, Tobacco and Firearms. The U.S. Bureau of Alcohol, Tobacco, and Firearms also regulates us as a result of our manufacturing of certain destructive devices and by the use of ethyl alcohol in certain products. We also ship hazardous goods, and in doing so, must comply with the regulations of the U.S. Department of Transportation for packaging and labeling. Additionally, the failure to obtain applicable governmental approval and clearances could adversely affect our ability to continue to service the government contracts we maintain. Furthermore, we have material contracts with governmental entities and are subject to rules, regulations and approvals applicable to government contractors. We are also subject to routine audits to assure our compliance with these requirements. We have become aware that we are not in full compliance with certain regulations governing the export of equipment and related technology used for military purposes that are applicable to certain of our products. We have made a voluntary disclosure to the Office of Defense Trade Controls Compliance and have undertaken steps to comply with these regulations and to help ensure compliance in the future. We do not believe that such noncompliance will have a material adverse effect on our business. In addition, a number of our employees involved with certain of our federal government contracts are required to obtain specified levels of security clearances. Our business may suffer if we or our employees are unable to obtain the security clearances that are needed to perform services contracted for the U.S. Department of Defense, one of our major customers. Our failure to comply with these contract terms, rules or regulations could expose us to substantial penalties, including the loss of these contracts and disqualification as a U.S. government contractor.

Like other companies operating internationally, we are subject to the Foreign Corrupt Practices Act and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. We operate in countries known to experience endemic corruption. Our extensive operations in such countries create risk of an unauthorized payment by one of our employees or agents, which would be in violation of various laws including the Foreign Corrupt Practices Act. Violations of the Foreign Corrupt Practices Act may result in severe criminal penalties, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We have significant international operations and assets, and therefore, are subject to additional financial and regulatory risks.

We sell our products in foreign countries and seek to increase our level of international business activity. Our overseas operations are subject to various risks, including: U.S.-imposed embargoes of sales to specific countries (which could prohibit sales of our products there); foreign import controls (which may be arbitrarily imposed and enforced and which could interrupt our supplies or prohibit customers from purchasing our products); exchange rate fluctuations; dividend remittance restrictions; expropriation of assets; war, civil uprisings and riots; government instability; the necessity of obtaining government approvals for both new and continuing operations; and legal systems of decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied.

One component of our strategy is to expand our operations into selected international markets. Military procurement, for example, has traditionally had a large international base. Countries in which we are actively marketing include Germany, Canada, France, Italy, the United Kingdom, Norway, Japan, India, Korea and Australia. We, however, may be unable to execute our business model in these markets or new markets. Further, foreign providers of competing products and services may have a substantial advantage over us in attracting consumers and businesses in their country due to earlier established businesses in that country, greater knowledge with respect to the cultural differences of consumers and businesses residing in that country and/or their focus on a single market. We expect to continue to experience higher costs as a percentage of revenues in connection with the development and maintenance of international products and services. In pursuing our international expansion strategy, we face several additional risks, including:

•	foreign laws and regulations, which may vary country by country, that may impact how we conduct our business;

•	higher costs of doing business in foreign countries, including different employment laws;

•	potential adverse tax consequences if taxing authorities in different jurisdictions worldwide disagree with our interpretation of various tax laws or our determinations as to the income and expenses attributable to specific jurisdictions, which could result in our paying additional taxes, interest and penalties;

•	technological differences that vary by marketplace, which we may not be able to support;

•	longer payment cycles and foreign currency fluctuations;

•	economic downturns; and

•	revenue growth outside of the United States may not continue at the same rate if it is determined that we have already launched our products and services in the most significant markets.

We may also be subject to unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments. In addition, a percentage of the payments to us in our international markets are often in local currencies. Although most of these currencies are presently convertible into U.S. dollars, we cannot be sure that convertibility will continue. Even if currencies are convertible, the rate at which they convert is subject to substantial fluctuation. Our ability to transfer currencies into or out of local currencies may be restricted or limited. Any of these events could result in a loss of business or other unexpected costs, which could reduce revenue or profits and have a material adverse effect on our business, financial condition, results of operations and liquidity.

We routinely operate in areas where local government policies regarding foreign entities and the local tax and legal regimes are often uncertain, poorly administered and in a state of flux. We cannot, therefore, be certain that we are in compliance with, or will be protected by, all relevant local laws and taxes at any given point in time. A subsequent determination that we failed to comply with relevant local laws and taxes could have a material adverse effect on our business, financial condition, results of operations and liquidity.

One or more of these factors could adversely affect our future international operations and, consequently, could have a material adverse effect on our business, financial condition, results of operation and liquidity.

Risks Related to Our Business

Many of our customers have fluctuating budgets, which may cause substantial fluctuations in our results of operations.

Customers for our products include federal, state, municipal, foreign and military, law enforcement and other governmental agencies. Government tax revenues and budgetary constraints, which fluctuate from time to time, can affect budgetary allocations for these customers. Many domestic and foreign government agencies have in the past experienced budget deficits that have led to decreased spending in defense, law enforcement and other military and security areas. Our results of operations may be subject to substantial period-to-period fluctuations because of these and other factors affecting military, law enforcement and other governmental spending. For example, we attribute part of the decline in our Products Division revenue during the first quarter of 2001 with the timing of the Bulletproof Vest Partnership Act, which provides federal matching funds to law enforcement agencies purchasing bullet resistant vests. We believe that many agencies delayed their purchasing decisions during the first quarter of 2001 until such federal funds were fully allocated. A reduction of funding for federal, state, municipal, foreign and other governmental agencies could have a material adverse effect on sales of our products and our business, financial condition, results of operations and liquidity.

The loss of, or a significant reduction in, U.S. military business would have a material adverse effect on us.

U.S. military contracts account for a significant portion of our business. The U.S. military funds these contracts in annual increments. These contracts require subsequent authorization and appropriation that may not occur or that may be greater than or less than the total amount of the contract. Changes in the U.S. military's budget, spending allocations and the timing of such spending could adversely affect our ability to receive future contracts. None of our contracts with the U.S. military has a minimum purchase commitment, and the U.S. military generally has the right to cancel its contracts unilaterally without prior notice. We are the sole-source provider to the U.S. military for up-armoring of HMMWVs. The HMMWVs are manufactured by AM General Corporation under separate U.S. military contracts. Should production or deliveries of HMMWVs be significantly interrupted, or should other single source suppliers significantly interrupt deliveries of our components for up-armoring the HMMWVs, we will not be able to deliver such up-armoring systems for the HMMWVs to the U.S. military on schedule, which could have a material adverse effect on our business, financial condition, results of operations and liquidity. We also manufacture for the U.S. military helicopter seating systems, aircraft and land vehicle armor systems, protective equipment for military personnel and other technologies used to protect soldiers in a variety of life-threatening or catastrophic situations. The loss of, or a significant reduction in, U.S. military business for our helicopter seating systems, aircraft and land vehicle armor systems and other protective equipment could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may lose money or generate less than expected profits on our fixed-price contracts.

Some of our government contracts provide for a predetermined, fixed price for the products we make regardless of the costs we incur. Therefore, fixed-price contracts require us to price our contracts by forecasting our expenditures. When making proposals for fixed-price contracts, we rely on our estimates of costs and timing for completing these projects. These estimates reflect management's judgments regarding our capability to complete projects efficiently and timely. Our production costs may, however, exceed forecasts due to unanticipated delays or increased cost of materials, components, labor, capital equipment or other factors. Therefore, we may incur losses on fixed price contracts that we had expected to be profitable, or such contracts may be less profitable than expected, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our business is subject to various laws and regulations favoring the U.S. government's contractual position, and our failure to comply with such laws and regulations could harm our operating results and prospects.

As a contractor to the U.S. government, we must comply with laws and regulations relating to the formation, administration and performance of the federal government contracts that affect how we do business with our clients and may impose added costs on our business. These rules generally favor the U.S. government's contractual position. For example, these regulations and laws include provisions that subject contracts we have been awarded to:

•	protest or challenge by unsuccessful bidders; and

•	unilateral termination, reduction or modification by the government.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management's attention. Our failure to comply with these or other laws and regulations could result in contract termination, suspension or debarment from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our markets are highly competitive, and if we are unable to compete effectively, we will be adversely affected.

The markets in which we operate include a large number of competitors ranging from small businesses to multinational corporations and are highly competitive. Competitors who are larger, better financed and better known than we are may compete more effectively than we can. In order to stay competitive in our industry, we must keep pace with changing technologies and client preferences. If we are unable to differentiate our services from those of our competitors, our revenues may decline. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies which are better able to compete against us.

There are limited sources for some of our raw materials, which may significantly curtail our manufacturing operations.

The raw materials that we use in manufacturing ballistic resistant garments, SAPI plates and up-armored vehicles include: ceramic; steel; SpectraShield, a patented product of Honeywell, Inc.;

Z-Shield, a patented product of Honeywell, Inc.; Zylon®, a patented product of Toyobo Co., Ltd.; Kevlar®, a patented product of E.I. du Pont de Nemours Co., Inc., or DuPont; and Twaron, a patented product of Akzo-Nobel Fibers, B.V. We purchase these materials in the form of woven cloth from five independent weaving companies. In the event Du Pont or its licensee in Europe cease, for any reason, to produce or sell Kevlar® to us, we would utilize these other ballistic resistant materials as a substitute. However, none of SpectraShield, Twaron, Z-Shield or Zylon® is expected to become a complete substitute for Kevlar® in the near future. We enjoy a good relationship with our suppliers of Kevlar®, SpectraShield, Twaron, Z-Shield and Zylon®. The use of Zylon® and Z-Shield in the design of ballistic resistant vests is a recent technological advancement that is subject to continuing development and study, including ongoing review by the NIJ. Toyobo is the only producer of Zylon®, and Honeywell is the only producer of Z-Shield. Should these materials become unavailable for any reason, we would be unable to replace them with materials of like weight and strength. We use a variety of ceramic materials in the production of SAPI plates and a variety of steels in armoring vehicles. Although we have a number of suppliers that we deal with in obtaining both ceramic and steel supplies, the industry generally, including our operations, is experiencing a limited supply of these materials, which is affecting the quantity of product that we can complete in any given period. In addition, SpectraShield, the ballistic fiber backing used in a variety of our ballistic applications, including SAPI plates, is currently being rationed by the U.S. Department of Commerce, which could limit the quantity of SAPI plates that we produce in any given period. Thus, if our supply of any of these materials were materially reduced or cut off or if there was a material increase in the prices of these materials, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition, results of operations and liquidity could be materially adversely affected.

We may be unable to complete or integrate acquisitions effectively, if at all, and as a result may incur unanticipated costs or liabilities or operational difficulties.

We intend to grow through the acquisition of businesses and assets that will complement our current businesses. We cannot be certain that we will be able to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Furthermore, we may have to divert our management's attention and our financial and other resources from other areas of our business. Our inability to implement our acquisition strategy successfully may hinder the expansion of our business. Because we depend in part on acquiring new businesses and assets to develop and offer new products, failure to implement our acquisition strategy may also adversely affect our ability to offer new products in line with industry trends.

We may not be successful in integrating acquired businesses into our existing operations. Integration may result in unanticipated liabilities or unforeseen operational difficulties, which may be material or require a disproportionate amount of management's attention. Acquisitions may result in us incurring additional indebtedness or issuing preferred stock or additional common stock. Competition for acquisition opportunities in the industry may rise, thereby increasing our cost of making acquisitions or causing us to refrain from making further acquisitions. In addition, the terms and conditions of our senior credit facility and the indenture governing our 8¼% senior subordinated notes impose restrictions on us that, among other things, restrict our ability to make acquisitions.

Our resources may be insufficient to manage the demands imposed by our growth.

We have rapidly expanded our operations, and this growth has placed significant demands on our management, administrative, operating and financial resources. The continued growth of our customer base, the types of services and products offered and the geographic markets served can be expected to continue to place a significant strain on our resources. In addition, we cannot easily identify and hire personnel qualified both in the provision and marketing of our security services and products. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel; our ability to implement successful enhancements to our management, accounting and information technology systems; and our ability to adapt those systems, as necessary, to respond to growth in our business.

We depend on industry relationships.

A number of our products are components in our customers' final products. Accordingly, to gain market acceptance, we must demonstrate that our products will provide advantages to the manufacturers of final products, including increasing the safety of their products, providing such manufacturers with competitive advantages or assisting such manufacturers in complying with existing or new government regulations affecting their products. There can be no assurance that our products will be able to achieve any of these advantages for the products of our customers. Furthermore, even if we are able to demonstrate such advantages, there can be no assurance that such manufacturers will elect to incorporate our products into their final products, or if they do, that our products will be able to meet such customers' manufacturing requirements. Additionally, there can be no assurance that our relationships with our manufacturer customers will ultimately lead to volume orders for our products. The failure of manufacturers to incorporate our products into their final products could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may be unable to protect our proprietary technology, including the technologies we use to furnish the up-armoring of HMMWVs.

We depend upon a variety of methods and techniques that we regard as proprietary trade secrets. We also depend upon a variety of trademarks, service marks and designs to promote brand name development and recognition. We rely on a combination of trade secret, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. It is possible that our competitors may access our intellectual property and proprietary information and use it to their advantage. In addition, there can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology. Any unenforceability or misappropriation of our intellectual property could have a material adverse effect on our business, financial condition, results of operations and liquidity. Furthermore, we cannot assure you that any pending patent application or trademark application made by us will result in an issued patent or registered trademark, or that, if a patent is issued, it will provide meaningful protection against competitors or competitor technologies. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties on unfavorable terms, or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our operations unless we are able to adapt to the resulting change in conditions.

Our future success and competitive position depend to a significant extent upon our proprietary technology. We must make significant investments to continue to develop and refine our technologies. We will be required to expend substantial funds for and commit significant resources to the conduct of continuing research and development activities, the engagement of additional engineering and other technical personnel, the purchase of advanced design, production and test equipment, and the enhancement of design and manufacturing processes and techniques. Our future operating results will depend to a significant extent on our ability to continue to provide design and manufacturing services for new products that compare favorably on the basis of time to introduction, cost and performance with the design and manufacturing capabilities. The success of new design and manufacturing services depends on various factors, including utilization of advances in technology, innovative development of new solutions for customer products, efficient and cost-effective services, timely completion and delivery of new product solutions and market acceptance of customers' end products. Because of the complexity of our products, we may experience delays from time to time in completing the design and manufacture of new product solutions. In addition, there can be no assurance that any new product solutions will receive or maintain customer or market acceptance. If we are unable to design and manufacture solutions for new products of our customers on a timely and cost-effective basis, such inability could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may be adversely affected by applicable environmental laws and regulations.

We are subject to federal, state, local and foreign laws and regulations governing the protection of the environment and human health, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. We cannot assure you that we are at all times in complete compliance with all such requirements. Like all companies in our industry, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. Environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future. In addition, we are also subject to environmental laws requiring the investigation and clean-up of environmental contamination. We may be subject to liability, including liability for clean-up costs, if contamination is discovered at one of our current or former facilities, in some circumstances even if such contamination was caused by a third party such as a prior owner. We also may be subject to liability if contamination is discovered at a landfill or other location where we have disposed of wastes, notwithstanding that historic disposal practices may have been in accordance with all applicable requirements. We use Orthochlorabenzalmalononitrile and Chloroacetophenone chemical agents in connection with our production of tear gas, and these chemicals are hazardous and could cause environmental damage if not handled and disposed of properly. Moreover, private parties may bring claims against us based on alleged adverse health impacts or property damage caused by our operations. The amount of liability for cleaning up contamination or defending against private party claims could be material.

Risks Related to Our Common Stock

Delaware law may limit possible takeovers.

Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits publicly-held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

Our certificate of incorporation authorizes the issuance of shares of blank check preferred stock.

Our certificate of incorporation provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of us without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

The market price for our common stock is volatile.

The market price for our common stock may be highly volatile. We believe that a variety of factors, including announcements by us or our competitors, quarterly variations in financial results, trading volume, general market trends and other factors, could cause the market price of our common stock to fluctuate substantially. Additionally, due to our relatively modest size, our winning or losing a large contract may have the effect of distorting our overall financial results.

Volatility in the market price of our common stock may make it more difficult for you to sell the common stock you receive on conversion of the notes. In addition, because the notes will be partially convertible into our common stock, subject to satisfaction of certain specified conditions, the value of the notes will likely also be affected by the factors summarized above.

We may issue a substantial amount of our common stock in connection with future acquisitions, and the sale of those shares could adversely affect our stock price.

As part of our acquisition strategy, we anticipate issuing additional shares of common stock as consideration for such acquisitions. To the extent that we are able to grow through acquisitions and issue shares of our common stock as consideration, the number of outstanding shares of common stock that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell large quantities of their common stock that may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

Our stock price may be adversely affected when additional shares are sold.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate and may require us to issue greater amounts of our common stock to finance future acquisitions. Additional shares sold to finance acquisitions may dilute our earnings per share if the new operations' earnings are disappointing.

Our debt agreements restrict our ability to pay dividends or make other distributions to our stockholders.

Our debt agreements, such as the indenture governing the 8¼% senior subordinated notes and the senior credit facility, contain certain financial and other covenants that limit, under certain circumstances, our ability to pay dividends or make other distributions to our stockholders. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in such documents.

USE OF PROCEEDS

We estimate that our net cash proceeds from the sale of the notes in this offering (after deducting estimated discounts, fees and expenses of the offering) will be approximately $291.5 million. We intend to use approximately $92.0 million of the proceeds to fund the acquisition of Specialty Group. See "Prospectus Supplement Summary – Recent Developments." We intend to use the remaining proceeds from this offering to take advantage of business development opportunities, to fund future acquisitions and for general corporate and working capital purposes, including the funding of capital expenditures. As part of our business model, we expect to continue our strategy of growth through acquisitions. We believe that attractive acquisition opportunities exist in the United States and abroad. We have evaluated and expect to continue to evaluate possible acquisition transactions on an ongoing basis and, at any given time, may be engaged in discussions with respect to possible acquisitions or other business combinations. Certain of these transactions, if consummated, may be material to our operations and financial condition. Other than the proposed acquisition of Specialty Group, we currently have no definitive agreement with respect to any material acquisition or joint venture, although from time to time we have discussions with other companies, and we assess opportunities on an ongoing basis. Pending the use of the proceeds from this offering in the manner described above, we intend to invest the proceeds in short-term investment grade obligations, bank deposits, U.S. government securities or similar instruments.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each year in the five year period ended December 31, 2003 and for the nine months ended September 30, 2004 are set forth below:

	For the year ended December 31,					For the nine months ended September 30,
	1999	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	23.8	7.6	5.7	14.9	6.3	13.4

The ratios of earnings to fixed charges are calculated as follows:

The indenture governing our 8¼% senior subordinated notes requires us to maintain a ratio of earnings to fixed charges of not less than 2.00 to 1.

The following table sets forth our ratio of earnings to fixed charges for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as adjusted to reflect our issuance of the notes being offered hereby, assuming no exercise of the underwriters' option to purchase additional notes:

	For the year ended December 31,	For the nine months ended September 30,
	2003	2004
Ratio of earnings to fixed charges, as adjusted	3.0	8.1

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the New York Stock Exchange under the symbol "AH." As of September 30, 2004, there were 33,075,651 shares of our common stock issued and outstanding. We list in the table below the high and low sales prices of our common stock during the periods indicated as reported on the NYSE Composite Tape.

	Price Range
	High	Low
Fiscal 2001
First Quarter	$17.75	$14.60
Second Quarter	$19.25	$11.00
Third Quarter	$23.50	$14.20
Fourth Quarter	$27.60	$19.25
Fiscal 2002
First Quarter	$28.25	$20.45
Second Quarter	$29.55	$22.00
Third Quarter	$25.50	$12.00
Fourth Quarter	$16.50	$12.50
Fiscal 2003
First Quarter	$14.60	$9.40
Second Quarter	$14.95	$9.91
Third Quarter	$17.80	$12.83
Fourth Quarter	$27.35	$16.46
Fiscal 2004
First Quarter	$33.45	$24.80
Second Quarter	$40.35	$31.60
Third Quarter	$41.67	$32.01
Fourth Quarter through October 25, 2004	$45.03	$38.27

On October 25, 2004, the last reported sale price of the common stock on the NYSE was $39.28 per share. As of October 19, 2004, there were 340 holders of record of our common stock.

We have not previously paid dividends to our stockholders, and we have no plans to pay dividends in the immediate future. However, we reevaluate our position from time to time and may change our policy in the future. The payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our future earnings, our capital requirements and our general financial condition. Our debt agreements, such as the indenture governing the 8¼% senior subordinated notes and the senior credit facility, contain certain financial and other covenants that limit, under certain circumstances, our ability to pay dividends or make other distributions to our stockholders. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in such documents.

CAPITALIZATION

The following table sets forth, as of September 30, 2004, our cash and cash equivalents and capitalization on an actual basis and as adjusted to reflect our issuance of the notes in this offering and the anticipated application of our estimated net proceeds of $291.5 million, as described under "Use of Proceeds," assuming no exercise of the underwriters' option to purchase additional notes. The following table does not include 5,400,000 shares of our common stock reserved for issuance upon conversion of the notes. You should read the information set forth in the table below in conjunction with our consolidated financial statements and the related notes thereto and other financial data contained elsewhere in this prospectus supplement or incorporated by reference in the accompanying prospectus.

	As of September 30, 2004
	Actual	Offering	As Adjusted
	(unaudited, in thousands except for share data)

Cash and cash equivalents	$234,487	$291,500	$525,987

Debt including current installments:
Credit facility (1)	—	—	—
Senior subordinated notes	147,787	—	147,787
Senior subordinated convertible notes	—	292,500	292,500
Other senior debt	3,576	—	3,576
Fair value of interest rate swaps	5,658	—	5,658
Debt of discontinued operations	—	—	—
Total debt	$157,021	$292,500	$449,521

Stockholders' equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock, $.01 par value; 75,000,000 shares authorized; 39,135,873 issued and 33,075,651 outstanding	392	—	392
Additional paid-in capital	489,293	—	489,293
Retained earnings	99,127	—	99,127
Accumulated other comprehensive income	3,887	—	3,887
Treasury stock	(72,317)	—	(72,317)
Total stockholders' equity	$520,382	$—	$520,382
Total capitalization	$677,403	$292,500	$969,903

(1)	Subject to outstanding letters of credit, if any, we have the ability to borrow up to $60 million under our senior credit facility, all of which will be senior debt.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following selected consolidated financial information is derived from our audited consolidated financial statements as of December 31, 2003, 2002, 2001 and 2000 and for each of the four years ended December 31, 2003, which are audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm. The information as of December 31, 1999 and for the year ended December 31, 1999 was derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, and subsequently adjusted by management on an unaudited basis to reflect the presentation required for discontinued operations as a result of our decision in July of 2002 to sell our Services Division. The selected consolidated financial information as of, and for each of the nine months ended September 30, 2004 and September 30, 2003 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods.

Operating results for the nine months ended September 30, 2004 and the year ended December 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004 or for any other future period. You should read the information set forth in the table below in conjunction with our consolidated financial statements and the related notes thereto and other financial data contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Income Statement Data:
Revenues:
Aerospace & Defense	$—	$—	$18,145	$59,318	$91,673	$52,839	$371,019
Products	96,706	139,904	149,868	179,946	193,960	143,158	184,242
Mobile Security	—	—	29,087	65,853	79,539	57,018	86,874
Total Revenues	96,706	139,904	197,100	305,117	365,172	253,015	642,135
Costs and Expenses:
Cost of revenues	56,304	85,457	126,330	210,745	253,586	176,396	456,771
Cost of warranty revision	—	—	—	—	—	—	5,000
Operating expenses.	21,933	30,286	38,659	49,836	62,795	44,505	69,332
Amortization (1)	1,329	1,704	2,142	245	489	201	2,937
Integration and other charges(2)	2,014	2,588	3,296	5,926	12,573	4,565	9,736

Operating Income.	15,126	19,869	26,673	38,365	35,729	27,348	98,359
Interest expense, net	137	1,849	3,864	923	4,012	2,291	5,185
Other (income) expense, net	(811)	(67)	(82)	51	508	181	(121)

Income from continuing operations before provision for income taxes	15,800	18,087	22,891	37,391	31,209	24,876	93,295
Provision for income taxes	6,472	7,240	8,207	16,054	14,203	10,044	39,072

Income from continuing operations	9,328	10,847	14,684	21,337	17,006	14,832	54,223

Income (loss) from discontinued operations, net of income tax benefit (provision) (3)	3,868	6,201	(4,556)	(39,026)	(6,120)	983	(38)
Net income (loss)	$13,196	$17,048	$10,128	$(17,689)	$10,886	$15,815	$54,185

Year Ended December 31,	Nine Months Ended September 30,
1999	2000	2001	2002	2003	2003	2004
(unaudited)
(dollars in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$13,246	$7,257	$53,719	$16,551	$111,926	$159,817	$234,487
Working capital (4)	53,993	67,937	142,723	100,591	168,644	254,209	379,169
Total assets	178,922	225,957	388,057	367,753	585,626	541,393	832,451
Total debt	4,623	40,517	8,085	8,188	191,030	168,148	157,021
Long-term obligations	2,453	38,288	4,640	5,240	168,508	160,046	164,107
Net debt (5)	(8,623)	33,260	(45,634)	(8,363)	79,104	8,331	(77,466)
Stockholders' equity	157,883	166,771	326,019	288,077	295,365	291,140	520,382

Other Financial Data:
EBITDA from continuing operations (6) (11)	$17,732	$23,331	$31,931	$43,562	$42,545	$32,152	$107,577
EBITDA margin for continuing operations (6) (11)	18.3%	16.7%	16.2%	14.3%	11.7%	12.7%	16.8%
EBITDA from continuing operations before integration and other charges (2) (6) (11)	$19,746	$25,919	$35,227	$49,488	$55,118	$36,717	$117,313
EBITDA margin for continuing operations before integration and other charges (2) (6) (11)	20.4%	18.5%	17.9%	16.2%	15.1%	14.5%	18.3%
Capital expenditures for continuing operations.	$4,748	$4,063	$5,644	$5,902	$8,684	$5,645	$11,061
Interest expense for continuing operations	$310	$1,952	$4,002	$1,302	$4,800	$2,639	$6,642
Depreciation and amortization for continuing operations	$2,606	$3,462	$5,258	$5,197	$6,816	$4,804	$9,218
Ratio of net debt to EBITDA from continuing operations (6) (7) (9) (10)	—	1.4	x	—	—	1.9	x	—	—
Ratio of earnings to fixed charges (10)	23.8	x	7.6	x	5.7	x	14.9	x	6.3	x	8.1	x	13.4	x

Additional Data for Discontinued Operations:
EBITDA from discontinued operations (8) (12).	$6,637	$9,914	$6,524	$(9,896)	$7,658	$5,394	$215
EBITDA margin for discontinued operations (8) (12)	11.1%	12.2%	6.9%	(10.1)%	8.1%	7.1%	12.4%
EBITDA from discontinued operations before integration and other charges (8) (12)	$7,224	$10,616	$7,300	$(7,273)	$8,434	$5,992	$215
EBITDA margin for discontinued operations before integration and other charges (8) (12)	12.0%	13.1%	7.7%	(7.4)%	8.9%	7.9%	12.4%

(1)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level.

(2)	Includes charges and certain non-capitalized expenses relating to the acquisition and integration of acquired businesses, stock-based compensation for certain key executives, severance, charges and direct expenses associated with due diligence efforts for acquisitions not completed, integration of sales, marketing, distribution and manufacturing operations, as well as, relocation and lease termination expenses.

(3)	As described in Note 2 of our fiscal 2003 audited financial statements, we recorded net impairment charges of $12.4 million and $30.3 million in fiscal 2003 and 2002, respectively, for the Services Division. The 2003 impairment charges consisted of a non-cash goodwill reduction. The fiscal 2002 impairment charges consisted of approximately $6.1 million in estimated disposal costs and a $24.2 million non-cash goodwill reduction. In fiscal 2001, we recorded a pre-tax restructuring charge of $10.3 million for the Services Division as a result of an approved restructuring plan to close its U.S. investigations businesses, realign the Services Division's organization, eliminate excess facilities and reduce overhead in its businesses worldwide. Operating results for 1999 through the first nine months of fiscal 2004 ended September 30, 2004 reflect the reclassification of the Services Division as discontinued operations. Cyconics International Training Services, Inc., a subsidiary providing certain training services, formerly reported as a part of the Services Division, is not included in the amounts classified as assets held for sale. The assets and liabilities as well as the operating results of Cyconics International Training Services, Inc. have been reclassified to the Armor Holdings Products Division where management oversight currently resides.

(4)	Working capital is defined as current assets less current liabilities.

(5)	Net debt consists of total debt less cash and cash equivalents.

(6)	The following are not financial measures calculated in accordance with generally accepted accounting principles:

•	EBITDA from continuing operations, which we define as operating income from continuing operations, plus interest and other expenses (net), provision (benefit) for income taxes for continuing operations and depreciation and amortization for continuing operations;

•	EBITDA margin from continuing operations, which is EBITDA from continuing operations divided by total revenues;

•	EBITDA from continuing operations before integration and other charges, which we define as EBITDA from continuing operations plus integration and other charges; and

•	EBITDA margin from continuing operations before integration and other charges, which is EBITDA from continuing operations before integration and other charges divided by total revenues.

Although our management may use these measures from time to time to track our cash flow or availability under our senior credit facility, we do not intend any of these measures to be used as indicators of our operating performance or liquidity for the referenced period or for future periods. We cannot assure you that these measures are comparable to similarly titled measures presented by other companies.

(7)	The ratio of net debt to EBITDA is not a financial measure calculated in accordance with generally accepted accounting principles and is not intended as an indicator of our operating performance or liquidity for the referenced period or for future periods.

(8)	The following are not financial measures calculated in accordance with generally accepted accounting principles:

•	EBITDA from discontinued operations, which we define as operating income from discontinued operations, plus interest and other expenses (net), provision (benefit) for income taxes for discontinued operations and depreciation and amortization for discontinued operations;

•	EBITDA margin from discontinued operations, which is EBITDA from discontinued operations divided by total revenues;

•	EBITDA from discontinued operations before integration and other charges, which we define as EBITDA from discontinued operations plus integration and other charges; and

•	EBITDA margin from discontinued operations before integration and other charges, which is EBITDA from discontinued operations before integration and other charges divided by total revenues.

Although our management may use these measures from time to time to track our cash flow or availability under our senior credit facility, we do not intend any of these measures to be used as indicators of our operating performance or liquidity for the referenced period or for future periods.

(9)	For fiscal 1999, 2001 and 2002, the ratio was negative and therefore not meaningful. In these periods, cash and cash equivalents exceeded total debt. This ratio is not meaningful for interim periods.

(10)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income tax, plus fixed charges. Fixed charges consist of interest expense for continuing and discontinued operations, amortization of debt issuance cost and one-third of our rental expense for continuing and discontinued operations. Management believes that one-third is representative of the interest component of such rental expense.

(11)	The following table shows the reconciliation of our net income (loss) as reported to operating income from continued operations, EBITDA from continuing operations and EBITDA from continuing operations before integration and other charges:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)

Net income (loss) as reported	$13,196	$17,048	$10,128	$(17,689)	$10,886	$15,815	$54,185
Plus: (income) loss from discontinued operations	(3,868)	(6,201)	4,556	39,026	6,120	(983)	38
Plus: Provision for income taxes from continuing operations.	6,472	7,240	8,207	16,054	14,203	10,044	39,072
Plus: Other expense (income), net	(811)	(67)	(82)	51	508	181	(121)
Plus: Interest expense, net	137	1,849	3,864	923	4,012	2,291	5,185
Operating income from continuing operations	15,126	19,869	26,673	38,365	35,729	27,348	98,359
Plus: Depreciation and amortization.	2,606	3,462	5,258	5,197	6,816	4,804	9,218
EBITDA from continuing operations	17,732	23,331	31,931	43,562	42,545	32,152	107,577
Plus: Integration and other charges	2,014	2,588	3,296	5,926	12,573	4,565	9,736
EBITDA from continuing operations before integration and other charges	$19,746	$25,919	$35,227	$49,488	$55,118	$36,717	$117,313

(12)	The following table shows the reconciliation of our net income (loss) as reported to operating income from discontinued operations, EBITDA from discontinued operations and EBITDA from discontinued operations before integration and other charges (unaudited):

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)

Net income (loss) as reported on discontinued operations	$3,868	$6,201	$(4,556)	$(39,026)	$(6,120)	$983	$(38)
Plus: Provision (benefit) for income taxes on income from discontinued operations	1,531	2,102	(2,510)	(2,442)	(8,252)	(7,390)	(22)
Plus: Other (income) expense, net	(575)	(1,736)	(218)	99	479	472	273
Plus: Interest (income) expense, net	(151)	47	143	346	16	71	2
Operating income (expense) from discontinued operations	4,673	6,614	(7,141)	(41,023)	(13,877)	(5,864)	215
Plus: Depreciation and amortization	1,964	3,300	3,408	831	—	—	—
Plus: Charge for impairment of long-lived assets	—	—	—	30,296	21,535	11,258	—
Plus: Restructuring and related charges	—	—	10,257	—	—	—	—
EBITDA from discontinued operations	6,637	9,914	6,524	(9,896)	7,658	5,394	215
Plus: Integration and other charges	587	702	776	2,623	776	598	—
EBITDA from discontinued operations before integration and other charges	$7,224	$10,616	$7,300	$(7,273)	$8,434	$5,992	$215

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements and, to the extent it is inconsistent, replaces the description of the general terms and provisions of our debt securities contained in the accompanying prospectus. The notes are part of the debt securities we registered with the SEC in May 2004 to be issued on terms to be determined at the time of sale. We will issue the notes under an indenture to be dated as of October 29, 2004, between Armor Holdings, Inc. and Wachovia Bank, National Association, as trustee, and a supplemental indenture to be dated as of October 29, 2004, between Armor Holdings, Inc., the subsidiary guarantors of the notes, and Wachovia Bank, National Association, as trustee. We refer to the indenture and the supplemental indenture collectively as the "indenture."

The terms of the notes include those provided in the indenture and the notes. The following description is only a summary of selected provisions of the notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as a holder of the notes. You may request copies of these documents at our address set forth below under "Where You Can Find More Information."

In this section, references to "Armor Holdings," "we," "our" or "us" refer solely to Armor Holdings, Inc. and not to its subsidiaries.

General

We are offering $300 million aggregate initial principal amount of notes ($345 million initial aggregate principal amount if the underwriters exercise in full their option to purchase additional notes). We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any of these additional notes will, together with the notes offered hereby, constitute a single series of notes under the indenture. Holders of such additional notes will have the right to vote together with holders of notes offered hereby as one class.

The notes will be our senior subordinated, unsecured obligations and will rank equal in right of payment to all of our existing and future senior subordinated and unsecured indebtedness, including our unsecured 8¼% Senior Subordinated Notes due 2013. The notes will be subordinated in right of payment to all existing and future senior indebtedness. In the indenture, we will covenant not to incur additional senior unsecured indebtedness that ranks senior in right of payment to the notes in an aggregate principal amount equal to or greater than five percent of the aggregate outstanding principal amount of the notes at any time of determination, but the indenture will not otherwise limit the amount of additional indebtedness, including senior secured indebtedness, that we or our subsidiaries can create, incur, assume or guarantee in the future. See "—Subordination."

The notes will be issued only in registered form without coupons in denominations of $1,000 initial principal amount and any integral multiple of $1,000 above that amount. The notes will mature on November 1, 2024, unless earlier redeemed by us at our option, repurchased by us at a holder's option as described herein, exchanged as described herein or converted at a holder's option as described under "—Conversion Rights."

We will not be required to make any sinking fund payments with respect to the notes.

Subsidiary Guarantees

The notes will be guaranteed, jointly and severally, by the following subsidiary guarantors:

911EP, Inc.	Identicator, Inc.
AHI Bulletproof Acquisition Corp.	International Center for Safety Education, Inc.
AHI Properties I, Inc.	Monadnock Lifetime Products, Inc. (Del.)
Armor Accessories, Inc.	Monadnock Lifetime Products, Inc. (N.H.)
Armor Brands, Inc.	Monadnock Police Training Council, Inc.
ArmorGroup Services, LLC	NAP Properties, Ltd.
Armor Holdings Forensics, L.L.C.	NAP Property Managers, LLC
Armor Holdings GP, LLC	New Technologies Armor, Inc.
Armor Holdings LP, LLC	ODV Holdings Corp.
Armor Holdings Mobile Security, L.L.C.	O'Gara-Hess & Eisenhardt Armoring Company, L.L.C.
Armor Holdings Payroll Services, LLC	Pro-Tech Armored Products of Massachusetts, Inc.
Armor Holdings Products, L.L.C.	Ramtech Development Corp.
Armor Holdings Properties, Inc.	Safari Land Ltd., Inc.
Armor Safety Products Company	Safariland Government Sales, Inc.
B-Square, Inc.	Simula Aerospace & Defense Group, Inc.
Break-Free, Inc.	Simula, Inc.
Casco International, Inc.	Simula Polymer Systems, Inc.
CDR International, Inc.	Simula Technologies, Inc.
Defense Technology Corporation of America	Speedfeed Acquisition Corp.
Hatch Imports, Inc.	The O'Gara Company

Each subsidiary guarantee of the notes will be a general, unsecured obligation of the subsidiary guarantor making the guarantee, will be subordinated in right of payment to all existing and future senior indebtedness of such subsidiary guarantor, and will rank equal in right of payment with such subsidiary guarantor's guarantee of our 8¼% senior subordinated notes due 2013 and with any future senior subordinated indebtedness of such subsidiary guarantor. The obligations of each subsidiary guarantor will be limited as necessary to prevent its subsidiary guaranty from constituting a fraudulent conveyance under applicable law. The notes will effectively be subordinated to all obligations of our subsidiaries that are not guarantors.

The guarantee of a subsidiary guarantor may be released:

•	in connection with any sale or transfer of all of the capital stock of the subsidiary guarantor to an unaffiliated third party;

•	in connection with the liquidation, dissolution or winding up of the subsidiary guarantor; or

•	if the subsidiary guarantor is released from its guarantee obligations under any of our other debt that ranks equal in right of payment with the notes (other than due to that other debt reaching maturity or the obligations thereunder being paid in full).

Interest

The notes bear interest at a rate of 2.00% per annum from November 1, 2004 through October 31, 2011. We will pay interest semi-annually in arrears on November 1 and May 1 of each year, beginning May 1, 2005 and ending on November 1, 2011, to the holders of record at the close of business on the preceding October 15 and April 15, respectively.

There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any notes that are converted into shares of our common stock. See "—Conversion Procedures."

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes, or the holder elects to require us to repurchase the notes, on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Except as provided below, we will pay interest on:

•	the global note to DTC in immediately available funds; and

•	any definitive notes by check mailed to the holders of those notes.

At maturity, interest on the definitive notes will be payable at the office of the trustee as set forth under "—Trustee."

Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date is not a business day at a place of payment, payment shall be made on the next succeeding business day and no interest shall accrue for the intervening period. If the stated maturity date, redemption date or repurchase date of a note would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date or repurchase date to such next succeeding business day. The term "business day" means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close.

In addition, we will pay contingent interest on the notes under the circumstances described below under "—Contingent Interest." References herein to "interest" include regular interest and contingent interest, unless the context requires otherwise.

Accretion

Commencing on November 1, 2011 the principal amount of the notes will be subject to accretion at a rate that provides holders with an aggregate annual yield to maturity of 2.00% (computed on a semi-annual bond equivalent yield basis). When we refer in this description of the notes to the "accreted principal amount" of notes, we mean the initial principal amount at any time prior to November 1, 2011 and the principal amount as adjusted upwards for accretion at any time on or after November 1, 2011.

The following table sets forth the accreted principal amounts as of the accretion dates during the period from November 1, 2011 through the maturity date:

Accretion Date	Accreted Principal Amount
November 1, 2011	$1,000.00
May 1, 2012	1,010.00
November 1, 2012	1,020.10
May 1, 2013	1,030.30
November 1, 2013	1,040.60
May 1, 2014	1,051.01
November 1, 2014	1,061.52
May 1, 2015	1,072.14
November 1, 2015	1,082,86
May 1, 2016	1,093.69
November 1, 2016	1,104.62
May 1, 2017	1,115.67
November 1, 2017	1,126.83
May 1, 2018	1,138.09
November 1, 2018	1,149.47
May 1, 2019	1,160.97
November 1, 2019	1,172.58

Accretion Date	Accreted Principal Amount
May 1, 2020	1,184.30
November 1, 2020	1,196.15
May 1, 2021	1,208.11
November 1, 2021	1,220.19
May 1, 2022	1,232.39
November 1, 2022	1,244.72
May 1, 2023	1,257.16
November 1, 2023	1,269.73
May 1, 2024	1,282.43
November 1, 2024	1,295.26

Contingent Interest

We will pay contingent interest to the holders of notes for any six-month interest period from November 1 to April 30 or from May 1 to October 31, beginning with the six-month interest period commencing November 1, 2011, if the average trading price per note for the applicable five trading day reference period equals or exceeds 120% of the accreted principal amount of the notes, plus accrued and unpaid regular interest, as of the last day of such five trading day reference period. The "five trading day reference period" means the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month interest period.

The amount of contingent interest payable per note in respect of any six-month interest period will be equal to 0.15% of the average trading price per note for the applicable five trading day reference period.

The record date and payment date for contingent interest, if any, will be determined in the same manner as the regular record date and payment date for the semi-annual interest payments on the notes as described under "—Interest".

The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include the underwriters, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will equal (1) the applicable conversion rate of the notes multiplied by (2) the closing sale price of our common stock on such determination date.

We will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest with respect to a semi-annual interest period. In connection with providing such notice, we will issue a press release containing information regarding the contingent interest determination and publish the information through a public medium customary for such press releases.

The indenture provides that by accepting a note, each holder agrees, for U.S. federal income tax purposes, to treat the notes as "contingent payment debt instruments" and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 7.00%, compounded semi-annually, which is the rate we would pay on a fixed-rate, noncontingent, nonconvertible debt instrument with terms and conditions otherwise comparable to the notes. See "Material U.S. Federal Income Tax Considerations."

Subordination

The payment of all obligations under the notes will be subordinated to the prior payment in full in cash of all of our senior debt (as defined below), including our senior debt incurred after the date of the indenture. In the indenture, we will covenant not to incur additional senior unsecured indebtedness that ranks senior in right of payment to the notes (including any unsecured senior indebtedness of any subsidiary guarantor that ranks senior to that subsidiary guarantor's guarantee of the notes) in an aggregate principal amount equal to or greater than five percent of the aggregate outstanding principal amount of the notes at any time of determination, but the indenture will not otherwise limit the amount of additional indebtedness, including senior secured indebtedness, that we or our subsidiaries can create, incur, assume or guarantee in the future.

The holders of our senior debt are entitled to receive payment in full in cash of all obligations due in respect of our senior debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in our applicable senior debt) before the holders of the notes will be entitled to receive any payment with respect to the notes or any distribution of assets or proceeds (except that holders of the notes may receive and retain permitted junior securities (as defined below)), in the event of any distribution to our creditors in connection with:

•	our liquidation or dissolution, whether voluntary or involuntary;

•	our bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, whether voluntary or involuntary;

•	any assignment for the benefit of creditors; or

•	any marshaling of our assets and liabilities.

We also may not make any payment in respect of the notes or any distribution of assets or proceeds (except in permitted junior securities) if:

•	a payment default on our designated senior debt (as defined below) occurs (whether at maturity, due to acceleration or otherwise) and is continuing beyond any applicable grace period; or

•	any other default occurs and is continuing on any series of our designated senior debt that permits holders of that series of our designated senior debt to accelerate its maturity and the trustee receives a notice of such default (a "payment blockage notice") from us or any agent or representative with respect to such designated senior debt (a "nonpayment default").

We may not resume payments on the notes or otherwise acquire the notes until:

•	in the case of a payment default on our designated senior debt, upon the date on which such default is cured or waived; and

•	in case of a nonpayment default, the earlier of (x) the date on which such default is cured or waived or (y) 179 days after the date on which the applicable payment blockage notice is received by the trustee, unless the maturity of our designated senior debt has been accelerated.

No new payment blockage notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior payment blockage notice.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or be made, the basis for a subsequent payment blockage notice unless such default has been cured or waived for a period of not less than 90 days.

If the trustee or any holder of the notes receives a payment in respect of the notes (except in permitted junior securities) when:

•	the payment is prohibited by these subordination provisions; and

•	the trustee or the holder has actual knowledge that the payment is prohibited;

the trustee or the holder, as the case may be, shall hold the payment in trust for the benefit of the holders of our senior debt and shall deliver notice thereof to the agent or representative of the holders of senior debt. Upon the proper written request of the agent or representative of the holders of our designated senior debt, or, if no such designated senior debt exists, the holders of our senior debt, the trustee or the holder, as the case may be, shall deliver the amounts in trust to the holders of our senior debt or their proper representative.

We must promptly notify holders of our senior debt and any agent or representative with respect to such senior debt if payment of the notes is accelerated because of an event of default.

As a result of the subordination provisions described above, in the event of our bankruptcy, liquidation or reorganization, holders of the notes may recover less ratably than our creditors who are holders of our senior debt. In addition, because the subordination provisions of the indenture require that amounts otherwise payable, or assets distributable, to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less ratably than our other creditors, including holders of trade payables in any such proceeding.

Payments under the subsidiary guarantees by each subsidiary guarantor will be subordinated to the prior payment in full in cash of all senior debt of such subsidiary guarantor, including senior debt of such subsidiary guarantor incurred after the date of the indenture, on the same basis as provided above with respect to the subordination of payments on the notes by Armor Holdings to the prior payment in full in cash of senior debt of Armor Holdings. See "Risk Factors—Risks Relating to an Investment in the Notes—Your right to receive payments on the notes is junior to our existing and future senior debt, including our existing senior credit facility." The indenture will not limit the amount of indebtedness or other liabilities that any subsidiary guarantor can create, incur, assume or guarantee in the future.

"Designated senior debt" means:

•	any indebtedness outstanding under existing or future credit facilities (as defined below); and

•	after payment in full of all obligations under any credit facilities, any other senior debt the aggregate principal amount of which is $25.0 million or more and that has been designated by Armor Holdings as "designated senior debt."

"Permitted junior securities" means:

•	equity interests in Armor Holdings or any subsidiary guarantor or any other business entity provided for by a plan of reorganization; or

•	debt securities of Armor Holdings or any subsidiary guarantor or any other business entity provided for by a plan of reorganization, in each case, that are subordinated in right of payment to all senior debt (and any debt securities issued in exchange for senior debt) to substantially the same extent as, or to a greater extent than, the notes and the subsidiary guarantees are subordinated in right of payment to senior debt under the indenture.

"Senior debt" means:

•	all indebtedness of Armor Holdings or any subsidiary guarantor outstanding under any credit facility and all hedging obligations with respect thereto;

•	any other indebtedness (including, without limitation, hedging obligations) of Armor Holdings or any subsidiary guarantor, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any subsidiary guarantee; and

•	all other obligations with respect to the items listed in the preceding two bullet points.

Notwithstanding anything to the contrary in the preceding definition of senior debt, senior debt will not include:

•	any liability for federal, state, local or other taxes owed or owing by Armor Holdings or any subsidiary guarantor;

•	any indebtedness of Armor Holdings or any subsidiary guarantor to any subsidiaries or other affiliates of Armor Holdings or any subsidiary guarantor or, in the case of indebtedness of any subsidiary guarantor, to Armor Holdings;

•	any trade payables;

•	the portion of any indebtedness that is incurred in violation of the indenture;

•	any indebtedness of Armor Holdings or any subsidiary guarantor that, when incurred, was without recourse to Armor Holdings or such subsidiary guarantor;

•	any repurchase, redemption or other obligation in respect of disqualified stock or any rights with respect thereto; or

•	any indebtedness owed to any employee of Armor Holdings or any of its subsidiaries.

"Credit facilities" means any debt facilities (including, without limitation, our existing senior credit facility and any hedging arrangements with the lenders thereunder or their respective affiliates secured by the same collateral securing our existing senior credit facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to the lenders or to special purpose entities formed to borrow from the lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time by one or more of such facilities, whether with the same or different banks and lenders.

Conversion Rights

You will be entitled to convert your notes, in denominations of $1,000 initial principal amount or integral multiples thereof, into our common stock at any time prior to the maturity date of the notes, subject to prior redemption or repurchase of the notes. Each $1,000 initial principal amount of notes may be converted into our common stock at the conversion rate of 18.5151 shares per $1,000 initial principal amount of notes, which is equal to an initial conversion price of $54.01 per share. The conversion rate in effect at any given time is referred to in this prospectus supplement as the "applicable conversion rate" and will be subject to adjustments as described under "—Anti-dilution Adjustments." The "applicable conversion price" at any given time is equal to the accreted principal amount of a note divided by the applicable conversion rate.

Conversion Consideration

If you surrender your notes for conversion, you will receive, in respect of each $1,000 initial principal amount of notes, cash in an amount equal to the lesser of (1) the accreted principal amount of each note or (2) the conversion value (as described below); and a number of shares of our common stock equal to the sum of the daily share amounts (calculated as described below) for each of the ten consecutive trading days in the applicable conversion reference period (as defined below), provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of the notes.

The "applicable conversion reference period" means:

•	for notes that are converted after we have specified a redemption date, the ten consecutive trading days beginning on the third trading day following the redemption date (in the case of a partial redemption, this clause applies only to those notes which would be actually redeemed); or

•	in all other cases, the ten consecutive trading days beginning on the third trading day following the conversion date.

The "conversion value" is equal to (1) the applicable conversion rate, multiplied by (2) the average of the closing prices of our common stock on each of the ten consecutive trading days in the applicable conversion reference period.

The "daily share amount" for each day in the applicable conversion reference period is equal to the greater of:

•	zero; or

•	a number of shares determined by the following formula:

(Closing Price on That Trading Day * Applicable Conversion Rate) – Accreted Principal Amount

10 * Closing Price on That Trading Day

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security (the date of such delivery of notice and all other requirements for conversion have been satisfied, the "conversion date"), to the conversion agent who will, on your behalf, convert the notes into our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. Upon conversion, we will satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock, as described under "—Conversion Consideration." Shares of our common stock and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following the applicable conversion reference period (except as described under "—Adjustment to Conversion Rate Upon a Fundamental Change").

We will not issue fractional shares of our common stock upon conversion of the notes. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis in respect of all the notes you have surrendered for conversion), you will be entitled to receive cash in an amount equal to the value of such fractional shares, based on the closing price of our common stock on the first trading day preceding the conversion date.

Upon conversion of the notes, you generally will not receive any cash payment of interest. By delivering to the holder the cash payment and the number of shares of our common stock issuable upon conversion, we will satisfy all of our obligations with respect to the notes through the conversion date. That is, accrued but unpaid interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest.

Notwithstanding the foregoing, if you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on that interest payment date accrued and unpaid interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender any notes for conversion, you must pay to us an amount equal to the interest that has accrued and that will be paid with respect to the notes being converted on the related interest payment date. The preceding sentence does not apply, however, to notes that are converted after we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date for an interest payment but on or prior to the corresponding interest payment date and you choose to convert your notes, you will not be required to pay us, at the time you surrender your notes for conversion, the amount of interest you will receive on the date that has been fixed for redemption.

If you convert notes, we will pay any documentary stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered in a name other than your own, in which case you will pay the tax. Certificates representing our common stock will be issued or delivered only after all applicable taxes and duties payable by you, if any, have been paid.

Exchange in Lieu of Conversion

When you surrender any notes for conversion, the conversion agent may direct you to surrender your notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your notes, the cash payment, including cash for any fractional shares, and the number of shares of our common stock issuable upon conversion. If the designated institution accepts any such notes, it will deliver the appropriate consideration to the conversion agent and the conversion agent will deliver that consideration to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following the conversion date, convert the notes and deliver the cash payment and the number of shares of our common stock issuable upon conversion.

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. If the designated institution declines to accept any notes surrendered for exchange, we will convert those notes into the cash payment and the number of shares of our common stock issuable upon conversion, as described under "—Conversion Consideration."

We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation.

Anti-dilution Adjustments

The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) stock dividends in common stock: we pay a dividend or make a distribution on our common stock, payable exclusively in shares of our common stock or our other capital stock;

(2) issuance of rights or warrants: we issue to all or substantially all holders of our common stock rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the current market price;

(3) stock splits and combinations: we:

•	subdivide or split the outstanding shares of our common stock into a greater number of shares;

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

•	issue by reclassification of the shares of our common stock any shares of our capital stock;

(4) distribution of indebtedness, securities or assets: we distribute to all or substantially all holders of our common stock evidences of indebtedness, securities or assets or certain rights to purchase our securities, but excluding:

•	dividends or distributions described in paragraph (1) above;

•	rights or warrants described in paragraph (2) above;

•	dividends or distributions paid exclusively in cash described in paragraph (5), (6) or (7) below,

(the "distributed assets"), in which event (other than in the case of a spin-off as described below), the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock minus the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those distributed assets applicable to one share of common stock.

For purposes of this section (unless otherwise stated), the "current market price" of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days ending on the trading day prior to the ex-dividend trading day for such distribution, and the new conversion rate shall take effect immediately after the record date fixed for determination of the shareholders entitled to receive such distribution.

Notwithstanding the foregoing, in cases where (a) the fair market value per share of the distributed assets equals or exceeds the current market price of our common stock, or (b) the current market price of our common stock exceeds the fair market value per share of the distributed assets by less than $1.00, in lieu of the foregoing adjustment, you will have the right to receive upon conversion, in addition to cash and shares of our common stock, if any, the distributed assets you would have received if you had converted your notes immediately prior to the record date.

In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a "spin-off," the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock, and the denominator of which is the current market price of our common stock.

The adjustment to the conversion rate in the event of a spin-off will occur at the earlier of:

•	the tenth trading day from, and including, the effective date of the spin-off; and

•	the date of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, "initial public offering" means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the "fair market value" of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the ten consecutive trading days following the effective date of the spin-off. Also, for this purpose, the "current market price" of our common stock means the average of the closing sale prices of our common stock over the ten consecutive trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the "fair market value" of the securities being distributed in the spin-off means the initial public offering price, while the "current market price" of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

(5) cash distributions: we make a distribution consisting exclusively of cash to all or substantially all holders of outstanding shares of common stock, in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock, and the denominator of which is the current market price of our common stock, minus the amount per share of such distribution.

Notwithstanding the foregoing, in cases where (a) the per share amount of such distribution equals or exceeds the current market price of our common stock or (b) the current market price of our common stock exceeds the per share amount of such distribution by less than $1.00, in lieu of the foregoing adjustment, you will have the right to receive upon conversion, in addition to cash and shares of our common stock, if any, such distribution you would have received if you had converted your notes immediately prior to the record date. For purposes of this section, the "current market price" of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days ending on the trading day prior to the ex-dividend trading day for such cash distribution, and the new conversion rate shall take effect immediately after the record date fixed for determination of the shareholders entitled to receive such distribution.

(6) tender or exchange offers: we (or one of our subsidiaries) make a payment in respect of a tender offer or exchange offer for our common stock, in which event, to the extent the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, as the case may be, the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in the tender or exchange offer and (b) the product of (i) the number of shares of our common stock outstanding less any such purchased shares and (ii) the closing sale price of our common stock on the trading day next succeeding the date of the expiration of the tender or exchange offer, and the denominator of which will be the product of (a) the number of shares of our common stock outstanding, including any such purchased shares, and (b) the closing sale price of our common stock on the trading day next succeeding the date of expiration of the tender or exchange offer.

(7) repurchases: we (or one of our subsidiaries) make a payment in respect of a repurchase for our common stock the consideration for which exceeded the then-prevailing market price of our common stock (such amount, the "repurchase premium"), and that repurchase, together with any other repurchases of our common stock by us (or one of our subsidiaries) involving a repurchase premium concluded within the preceding 12 months, resulted in the payment by us of an aggregate consideration exceeding an amount equal to 10% of the market capitalization of our common stock, the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is (A) the current market price of our common stock, minus (B) the quotient of (i) the aggregate amount of all of the repurchase premiums paid in connection with such repurchases and (ii) the number of shares of common stock outstanding on the day next succeeding the date of the repurchase triggering the adjustment, as determined by our board of directors;

provided that no adjustment to the conversion rate shall be made to the extent the conversion rate is not increased as a result of the above calculation and provided further that the repurchases of our common stock effected by us or our agent in conformity with Rule 10b-18 under the Exchange Act will not be included in any adjustment to the conversion rate made under this clause (7). For purposes of this clause (7), (i) the market capitalization will be calculated by multiplying the current market price of our common stock by the number of shares of common stock then outstanding on the date of the repurchase triggering the adjustment, and (ii) the current market price will be the average of the closing sale prices of our common stock for the five consecutive trading days beginning on the trading day next succeeding the date of the repurchase triggering the adjustment, and (iii) in determining the repurchase premium, the

"then-prevailing market price" of our common stock will be the average of the closing sale prices of our common stock for the five consecutive trading days ending on the relevant repurchase date.

In the event of a taxable distribution to holders of our common stock which results in an adjustment of the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Material U.S. Federal Income Tax Considerations." In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you at least 15 days' notice of such an increase in the conversion rate.

No adjustment to the conversion rate or your ability to convert will be made if you otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, if any.

If you will receive common stock upon conversion of your notes, you will also receive the associated rights under any stockholder rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged.

Simultaneously with an adjustment of the conversion rate, we will disseminate a press release detailing the new conversion rate and other relevant information.

Redemption Rights

We must repay the notes in cash at their stated maturity on November 1, 2024, unless earlier converted, repurchased or redeemed in accordance with the indenture.

We will have the right to redeem the notes in whole or in part, for cash at any time or from time to time, on or after November 1, 2011 at a redemption price equal to 100% of the accreted principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of the notes. If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed in initial principal amount of $1,000 or integral multiples thereof by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will, to the fullest extent possible, be deemed to be from the portion selected for redemption by lot, on a pro rata basis, or any other method that the trustee considers fair and appropriate.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period beginning at the opening of business 15 days before the mailing of a notice of redemption and ending at the close of business on the day of that mailing, or

•	register the transfer or exchange of any note selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

lf we exercise our right to redeem the notes, in whole or in part, we will disseminate a press release containing information regarding the redemption and publish the information through a public medium that is customary for such press release.

Repurchase Rights

You have the right to require us to repurchase the notes on November 1, 2011, November 1, 2014 and November 1, 2019, each of which we refer to as a "repurchase date." In each case, the repurchase price payable will be equal to 100% of the accreted principal amount of notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date. We will be required to repurchase any outstanding notes for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until the close of business on the last business day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related notes.

We will pay the repurchase price for any notes submitted for repurchase by us on a repurchase date solely in cash.

We are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

The repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

•	if certificated, the certificate numbers of the notes to be delivered for repurchase;

•	the portion of the initial principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

If notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

You may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the initial principal amount of notes being withdrawn;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the initial principal amount, if any, of the notes that remain subject to the repurchase notice.

If notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See "Risk Factors—Risks Relating to an Investment in the Notes—We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary."

Exchange in Lieu of Repurchase

lf you exercise your right to require us to repurchase notes held by you, we may cause the notes first to be offered to a financial institution chosen by us for exchange in lieu of repurchase. In order to accept any notes surrendered for repurchase, the designated institution must agree to deliver, in exchange for such notes, the repurchase price for such notes you otherwise would receive upon repurchase by us. If the designated institution accepts any such notes for repurchase, it will deliver the repurchase price to the paying agent. Any notes purchased by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for repurchase but does not timely deliver the related repurchase price payment, we will, as promptly as practical thereafter, but not later than one business day following the repurchase date, cause the repurchase price for the notes to be paid.

Our designation of an institution to which the notes may be submitted for repurchase does not require the institution to accept any notes. If the designated institution declines to accept any notes surrendered for repurchase, we will repurchase the notes on the terms provided in the indenture.

We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation.

Repurchase at Option of the Holder Upon a Fundamental Change

If a fundamental change (as defined below) occurs at any time prior to maturity, you will have the right (subject to our rights described under "—Public Acquirer Change of Control") to require us to repurchase any or all of your notes for cash, or any portion of the initial principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the accreted principal amount of the notes to be purchased plus accrued and unpaid interest, if any, to (but not including) the fundamental change repurchase date, unless such fundamental change repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding record date. For a discussion of the U.S. federal income tax treatment of a holder receiving cash, see "Material U.S. Federal Income Tax Considerations."

Within five trading days prior to but not including the expected effective date of a fundamental change that is also a public acquirer change of control (as defined below under "—Public Acquirer Change of Control"), we will provide to all holders of the notes and the trustee and paying agent a notification (the "public acquisition notice") stating whether we will:

•	elect to adjust the conversion rate and related conversion obligation as described under "—Public Acquirer Change of Control", in which case the holders will not have the right to require us to repurchase their notes as described in this section and will not have the right to the conversion rate adjustment described under "—Adjustment to Conversion Rate Upon a Fundamental Change"; or

•	not elect to adjust the conversion rate and related conversion obligation as described under "—Public Acquirer Change of Control", in which case the Holders will have the right to require us to repurchase their notes as described in this section and/or the right (if applicable) to the conversion rate adjustment described under "—Adjustment to Conversion Rate Upon a Fundamental Change".

A "fundamental change" will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) our common stock (or other common stock into which the notes are convertible) is neither traded on the New York Stock Exchange or another U.S. national securities exchange nor quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States; or

(2) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans and other than any transaction contemplated by the second bullet point of clause (3) below; or

(3) we merge or consolidate with or into any other person (other than a subsidiary), another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock;

•	pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction;

•	where our continuing directors (as defined below) constitute a majority of the board of directors of the continuing or surviving corporation immediately after the transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or

(4) at any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor person to us).

However, notwithstanding the foregoing, holders of the notes will not have the right to require us to repurchase any notes under clause (2) or (3) (and we will not be required to deliver the notice incidental thereto), if either:

•	the closing sale price of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change relating to an acquisition of capital stock under clause (2) above, or the period of ten consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change relating to a merger, consolidation, asset sale or otherwise under clause (3) above, equals or exceeds 105% of the applicable conversion price of the notes in effect on each of those five trading days; or

•	at least 95% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting a change in control under clause (2) and/or clause (3) above consists of shares of capital stock traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the notes become convertible into such shares of such capital stock.

For purposes of these provisions, whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, and "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

"Continuing directors" means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) becomes a member of our board of directors subsequent to that date and was appointed, nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such appointment, nomination or election.

For purposes of the above, the term "capital stock" means (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of the assets of, the issuing person.

On or before the 30th day after the date on which a fundamental change transaction becomes effective (the "effective date"), we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a fundamental change,

•	whether the fundamental change falls under clause (2), (3) or (4) of the definition of fundamental change, in which case the conversion adjustments described under "—Adjustment to Conversion Rate Upon a Fundamental Change" will be applicable,

•	the effective date of the fundamental change,

•	the last date on which a holder may exercise the repurchase right,

•	the fundamental change repurchase price,

•	the fundamental change repurchase date,

•	the name and address of the paying agent and the conversion agent,

•	the conversion rate and any adjustments to the conversion rate,

•	that the notes with respect to which a fundamental change repurchase notice has been given by the holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture, and

•	the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with providing such notice, we will issue a press release and publish the information through a public medium customary for such press releases.

To exercise the repurchase right, you must deliver, before the close of business on the second business day immediately preceding the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with the fundamental change repurchase notice duly completed, to the paying agent. Your fundamental change repurchase notice must state:

•	if certificated, the certificate numbers of the notes to be delivered for repurchase,

•	the portion of the initial principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof, and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the initial principal amount of the withdrawn notes,

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, and

•	the initial principal amount, if any, that remains subject to the repurchase notice.

If the notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.

We will be required to repurchase the notes no less than 20 and no more than 35 days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. To receive payment of the repurchase price, you must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice. Holders will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent), and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the notes).

The rights of the holders to require us to repurchase their notes upon a fundamental change could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of our common stock, or to obtain control of us by any means, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the underwriters. The terms of the fundamental change repurchase feature resulted from negotiations between the underwriters and us.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The existing senior credit facility currently prohibits us from repurchasing any notes, and also provides that certain fundamental changes would constitute a default thereunder. In the event a fundamental change occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of the holders of the applicable senior debt to the repurchase of notes or could attempt to refinance the applicable senior debt that contains such prohibitions. If we do not obtain such a consent or repay such senior debt, we will remain prohibited from repurchasing any notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture which may, in turn, constitute a default under such senior debt. In any of the foregoing circumstances, the subordination provisions in the indenture would prohibit payments to the holders of the notes.

Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See "Risk Factors—Risks Relating to an Investment in the Notes—We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary." In addition, we have, and may in the future incur, other indebtedness with similar fundamental change provisions permitting holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Adjustment to Conversion Rate Upon a Fundamental Change

If and only to the extent that you convert your notes in connection with a fundamental change described in clause (2), (3) or (4) of the definition of fundamental change (and subject to our rights described under "—Public Acquirer Change of Control"), we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the "additional shares") as described below; provided, however, that no increase will be made in the case of a fundamental change if at least 95% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in such fundamental change transaction consists of shares of capital stock traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States (or that will be so traded or quoted immediately following the transaction).

The number of additional shares will be determined by reference to the table below, based on the effective date of the fundamental change and the price (the "stock price") paid per share of our common stock in such fundamental change transaction. If holders of our common stock receive only cash in such fundamental change transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last closing prices of our common stock on each of the five consecutive trading days prior to but not including the effective date of such fundamental change.

A conversion of notes by a holder will be deemed for these purposes to be "in connection with" a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the effective date of the fundamental change but before the close of business on the second business day immediately preceding the fundamental change repurchase date (as specified in the repurchase notice described under "—Repurchase at Option of the Holder Upon a Fundamental Change"). We may pay holders the conversion consideration for the notes surrendered for conversion in connection with such fundamental change on any date following the effective date but on or prior to the date on which we send to holders the repurchase notice described under "—Repurchase at Option of the Holder Upon a Fundamental Change."

The stock prices set forth in the first row of the following table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under "—Anti-dilution Adjustments." The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under "—Anti-dilution Adjustments."

The following table sets forth the hypothetical stock price and number of additional shares issuable per $1,000 initial principal amount of notes:

Effective Date of Fundamental Change	Stock Price
	$39.28	$42.50	$45.00	$47.50	$50.00	$60.00	$75.00	$100.00	$125.00	$150.00	$175.00	$200.00	$250.00
October 29, 2004	6.9415	6.5310	6.2152	5.9540	5.6955	4.8456	3.9582	3.0256	2.4584	2.0545	1.7515	1.5068	1.1217
November 1, 2005	6.7331	6.2699	5.9446	5.6446	5.3781	4.4728	3.5605	2.6493	2.1139	1.7619	1.4963	1.2832	0.9476
November 1, 2006	6.5727	6.0543	5.7087	5.3726	5.0841	4.1127	3.1617	2.2756	1.7864	1.4716	1.2512	1.0735	0.7915
November 1, 2007	6.4656	5.8888	5.4724	5.1226	4.7771	3.7357	2.7285	1.8694	1.4376	1.1864	1.0090	0.8686	0.6418
November 1, 2008	6.3744	5.7072	5.2463	4.8145	4.4512	3.2825	2.2314	1.4246	1.0751	0.8910	0.7667	0.6662	0.4969
November 1, 2009	6.3223	5.5130	4.9597	4.4595	4.0068	2.6914	1.6126	0.9265	0.7007	0.5955	0.5235	0.4615	0.3477
November 1, 2010	6.3255	5.2780	4.5559	3.9161	3.3570	1.8087	0.8006	0.4104	0.3388	0.3048	0.2749	0.2454	0.1869
November 1, 2011	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices and additional share amounts set forth above are based upon a common stock price of $39.28 at October 25, 2004 and an initial conversion price of $54.01.

The exact stock price and conversion dates may not be set forth on the table; in which case, if the stock price is:

•	between two stock price amounts on the table or the conversion date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	more than $ 250.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	less than $39.28 per share (subject to adjustment), no additional shares will be issued upon conversion.

Public Acquirer Change of Control

Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of permitting a repurchase at the holder's option or adjusting the conversion rate as described under "—Adjustment to Conversion Rate Upon a Fundamental Change," elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into a number of shares of public acquirer common stock (as defined below) by adjusting the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the last reported sale price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control.

If we elect to adjust the conversion rate and conversion obligation as described in this section, we must send you a public acquisition notice within five trading days prior to but not including the expected effective date of the fundamental change that is also a public acquirer change of control, as described under "—Repurchase at Option of the Holder Upon a Fundamental Change." If we elect to adjust the conversion rate and conversion obligation in connection with a public acquirer change of control, holders of the notes will not have the right to require us to repurchase their notes as described under "—Repurchase at Option of the Holder Upon a Fundamental Change" or to convert at an adjusted conversion rate as described under "—Adjustment to Conversion Rate Upon a Fundamental Change" in connection with the fundamental change that is also a public acquirer change of control. A "public acquirer change of control" means any event constituting a fundamental change that would otherwise give holders the right to cause us to repurchase the notes as described above under "—Repurchase at Option of the Holder Upon a Fundamental Change," and the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq Stock Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the "public acquirer common stock"). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have "public acquirer common stock" if either (1) a direct or indirect majority-owned subsidiary of acquirer or (2) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock satisfying the foregoing requirement; in such case, all references to public acquirer common stock shall refer to such class of common stock. "Majority-owned" for these purposes means having "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity's capital stock that are entitled to vote generally in the election of directors.

Merger and Sales of Assets

We may not (1) consolidate with or merge with or into any other person or convey, sell, transfer or lease or otherwise dispose of all or substantially all of our assets to any other person in any one transaction or series of related transactions, or (2) permit any person to consolidate with or merge into us, unless:

•	in the case of a merger or consolidation, either we are the surviving person, or if we are not the surviving person, the surviving person formed by such consolidation or into which we are merged or the person to which our properties and assets are so transferred shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall execute and deliver to the trustee a supplemental indenture expressly assuming the payment when due of the principal of and interest, if any, on the notes and the performance of each of our other covenants under the notes and the indenture, and

•	in either case, immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing.

In the case of a merger or consolidation pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property, the right to convert a note into our common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that you would have received if you had converted your notes immediately prior to the transaction.

Events of Default

The following are "events of default" with respect to the notes:

•	default for 30 days in payment of any interest when due and payable on the notes;

•	default in payment of principal of the notes at maturity, upon redemption, repurchase or following a fundamental change, when the same becomes due and payable;

•	default by us or any of our subsidiaries in the payment of principal, interest or premium when due under any other instruments of indebtedness having an aggregate outstanding principal amount of $25 million (or its equivalent in any other currency or currencies) or more, or any other default by us or any of our subsidiaries under the terms of our indenture governing our 8¼% senior subordinated notes, and such default continues in effect for more than 30 days after the expiration of any grace period or extension of time for payment applicable thereto;

•	default in our conversion obligations upon exercise of a holder's conversion right, unless such default is cured within five days after written notice of default is given to us by the trustee or the holder of such note;

•	acceleration of any indebtedness under any instrument or instruments evidencing indebtedness (other than the notes) having an aggregate outstanding principal amount of $25 million (or its equivalent in any other currency or currencies) unless such acceleration has been rescinded or annulled within 30 days after written notice of such acceleration has been received by us;

•	default in our performance of any other covenants or agreements contained in the indenture or the notes for 60 days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the notes;

•	except as permitted herein, any guarantee of any significant subsidiary (within the meaning of Rule 1-02(w) of Regulation S-X of the Securities and Exchange Commission) ceases to be in full force and effect or is declared null and void, or any guarantor denies that it has any further liability under any guarantee or gives notice to such effect unless such notice has been rescinded or annulled within 30 days after it has been received by us; and

•	certain events of bankruptcy, insolvency and reorganization of us or any of our significant subsidiaries.

The indenture will require that we file annually with the trustee a certificate describing any default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. We must give the trustee written notice within ten days of any default under the indenture that could mature into an event of default described in the sixth bullet point above.

The indenture provides that if an event of default occurs and is continuing with respect to the notes, either the trustee or the registered holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount, plus accrued and unpaid interest, if any, on the notes to be due and payable immediately; provided, however, that so long as any obligations under our senior credit facility shall be outstanding or the commitments thereunder shall not have been terminated, the acceleration of these obligations shall not be effective until the earlier of (i) an acceleration of all obligations under our senior credit facility or (ii) five business days after receipt by the agent and the other applicable lenders under our senior credit facility of written notice of the proposed acceleration of the obligations under the notes. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued and unpaid interest, if any, on the notes automatically will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration, but before a judgment or decree for payment of money has been obtained, if all events of default with respect to the notes have been cured (other than the nonpayment of principal of or interest on the notes which has become due solely by reason of the declaration of acceleration), then the declaration of acceleration shall be automatically annulled and rescinded.

A holder of notes may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for the notes;

•	the holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity satisfactory to it; and

•	during that 60-day period, the holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of notes to sue for enforcement of payment of the principal of, or interest on, the holder's note on or after the respective due dates expressed in its notes or the holder's right to convert its notes in accordance with the indenture.

The trustee will be entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified to its reasonable satisfaction before proceeding to exercise any right or power under the indenture at the direction of the holders of the notes. The indenture will also provide that the holders of a majority in aggregate principal amount of the then outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, is prejudicial to the rights of other holders of the notes, or would involve the trustee in personal liability.

The indenture will provide that while the trustee generally must mail notice of a default or event of default to the holders of the notes within 90 days of occurrence, the trustee may withhold notice of any default or event of default (except in payment on the notes) if the trustee in good faith determines that the withholding of such notice is in the interests of the registered holders of the notes.

Modification and Waiver

We may amend or supplement the indenture if the holders of a majority in aggregate principal amount of the then outstanding notes consent to it. Without the consent of the holder of each note affected thereby, however, no amendment, supplement or waiver may:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of accrual of interest or modify the method for calculating interest or change the time for payment of interest on the notes;

•	modify the provisions with respect to holders' rights upon a fundamental change in a manner adverse to the holders of the notes, including our obligations to repurchase the notes following a fundamental change;

•	reduce the principal amount of the notes or change the final stated maturity of the notes;

•	reduce the redemption or repurchase price of the notes or change the time at which the notes may or must be redeemed or repurchased;

•	make payments on the notes payable in currency other than as originally stated in the notes;

•	modify the subordination provisions of any note in a manner that adversely affects the rights of the holders;

•	impair the holders' right to institute suit for the enforcement of any payment on the notes;

•	make any change in the percentage of aggregate principal amount of notes necessary to waive compliance with provisions of the indenture or to make any change in this provision for modification;

•	waive a continuing default or event of default regarding any payment on the notes (except a rescission of acceleration of the notes as provided in the indenture and a waiver of the payment default that resulted from such acceleration); or

•	adversely affect the conversion or repurchase provisions of the notes.

We may amend or supplement the indenture or waive any provision of it without the consent of any holders of notes in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for exchange rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to secure the notes or to provide guarantees of the notes;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	to add covenants that would benefit the holders of notes or to surrender any rights we have under the indenture;

•	to add or remove a subsidiary guarantor pursuant to requirements of the indenture;

•	to add events of default with respect to the notes; or

•	to make any change that does not adversely affect any outstanding notes in any material respect.

The holders of a majority in aggregate principal amount of the then outstanding notes generally may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment on any note or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Discharge and Defeasance

The indenture will generally cease to be of further effect when all outstanding notes have either been delivered to the trustee for cancellation or have become (or will within one year become) due and payable and we have deposited with the trustee an amount of cash and/or shares, as applicable, sufficient to pay any remaining amounts due under the notes, all as set forth, and subject to the additional conditions set forth, in the indenture. In addition, the notes will not be defeasible in any manner.

Calculations in Respect of Notes

We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the trading prices of the notes and the sale prices of our common stock, any accrued interest payable on the notes, the conversion rate of the notes and the projected payment schedule. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee

Wachovia Bank, National Association is the trustee, registrar, conversion agent and paying agent. The trustee maintains an office in New York, New York.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity reasonably satisfactory to it.

Because the trustee is one of our creditors under our existing senior credit facility, it may be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. lf, however, it acquires any conflicting interest, it must eliminate that conflict or resign as trustee under the indenture.

Form, Exchange, Registration and Transfer

We will issue the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Notes will be exchangeable for other notes for the same principal amount and for the same terms but in different authorized denominations in accordance with the indenture.

Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

Payment and Paying Agents

Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global notes, by wire transfer. We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

The trustee will be designated as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

We will maintain an office in the Borough of Manhattan, the City of New York, where we will pay the principal on the notes, and you may present the notes for conversion, registration of transfer or exchange for other denominations. This office will initially be an office or agency of the trustee.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of Notes

We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the notes before a replacement note will be issued.

Book-Entry System

The notes will be represented by one or more permanent global notes in definitive, fully-registered form without interest coupons and will be authenticated by the trustee. The global notes will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Except in the limited circumstances described below, holders of notes represented by interests in the global notes will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Upon the issuance of the global notes, DTC will credit, on its book-entry registration and transfer system, the respective initial principal amount of the individual beneficial interests represented by the global notes to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants).

Except as set forth below and in the indenture, owners of beneficial interests in the global notes will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of and interest on the notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes.

Unless and until its is exchanged in whole or in part for notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC may grant proxies and otherwise authorize any person, including agent members and persons that may hold interests through agent members, to take any action that a holder is entitled to take. We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, the global notes may be exchanged for notes in definitive form.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, or under other circumstances described in the indenture, we will issue notes in fully registered, definitive form in exchange for the global notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of purchasing, holding and selling the notes, and where noted, our common stock as of the date of this Prospectus Supplement. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), treasury regulations (including proposed treasury regulations) issued thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. Except where we state otherwise, this summary deals only with notes held as capital assets by a U.S. Holder (as described below) who purchases the notes at their "issue price" (as defined below).

We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are Non-U.S. Holders (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, insurance companies, tax exempt entities, certain former citizens and long-term residents of the United States, persons who hold the notes in a "straddle" or as part of a "hedging," "conversion," "constructive sale" or other risk reducing transaction or whose "functional currency" is not the U.S. dollar, and brokers and dealers in securities or currencies. Further, we do not address:

•	the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the notes;

•	the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the notes; or

•	any state, local or foreign tax consequences of the purchase, ownership and sale of the notes.

A "U.S. Holder" is a person that is a beneficial owner of our notes or common stock and is:

•	a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate if its income from sources outside the United States, which is not effectively connected with the conduct of a trade or business in the United States, is includible in gross income; or

•	a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A "Non-U.S. Holder" is a person that is a beneficial owner of our notes or common stock other than a U.S. Holder.

If a partnership holds our notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes, you should consult your own tax advisor.

No rulings have been sought or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

If you are considering purchasing the notes, you should consult your own tax advisor concerning the U.S. federal income and estate tax consequences of purchasing, holding and selling the notes in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Classification of the Notes

Under the indenture governing the notes, we will agree, and, by acceptance of a beneficial interest in a note, each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the regulations governing contingent payment debt instruments (the "Contingent Debt Regulations"). In addition, pursuant to the terms of the indenture, we and each holder will agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the Contingent Debt Regulations to the notes, including our determination of the projected payment schedule (as described below) and the comparable yield, which is the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes (as described below).

No statutory, administrative or judicial authority directly addresses the treatment of all aspects of the notes or instruments identical to the notes for U.S. federal income tax purposes. IRS Revenue Ruling 2002-31, which addressed the U.S. federal income tax classification and treatment of instruments similar to the notes, concluded that the instruments addressed in that published ruling were subject to the Contingent Debt Regulations. However, the applicability of Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain.

Accordingly, no assurance can be given that the IRS will agree with the treatment described herein. Any differing treatment could significantly affect the amount, timing and character of income, gain or loss recognized in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a different rate, might not recognize income, gain or loss upon conversion of the notes into common stock and might recognize capital gain or loss upon a taxable disposition of its notes. Holders should consult their own tax advisors concerning the tax consequences to them of investing in the notes.

The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the Contingent Debt Regulations and does not address any possible differing treatments of the notes.

Treatment of U.S. Holders

Accrual of Interest

Under the Contingent Debt Regulations, actual cash payments on the notes, including payments of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of these Contingent Debt Regulations will be to:

•	require that you use the accrual method to account for interest received with respect to the notes, regardless of your usual method of tax accounting;

•	require that you accrue interest income at the comparable yield (as described below), which is likely to be substantially in excess of cash payments actually received by you; and

•	generally treat any gain and any loss (to the extent such loss does not exceed your prior inclusions of interest on the notes) on the sale, exchange, conversion, redemption or repurchase of the notes as ordinary rather than capital.

As a result, you will be required to accrue an amount of interest income for U.S. federal income tax purposes for each accrual period prior to and including the maturity date of the notes that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

The issue price of a note will be the first price at which a substantial number of the notes are sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note will be its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals (as described below), and decreased by the amount of any projected payments previously made with respect to the notes.

As described above, the amount of interest you will be required to include in income each year under the Contingent Debt Regulations will be based on the comparable yield of the notes. The comparable yield of the notes is determined based on the rate, as of the date the notes are initially issued, at which we would issue a fixed rate, nonconvertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes. We have determined that the comparable yield is 7.00% per annum, compounded semiannually.

Solely for purposes of determining the amount of interest income that you will be required to accrue, we are required to construct a "projected payment schedule" that estimates the amount and timing of the semiannual stated cash interest payable on the notes, estimates of contingent interest payments and an estimate of the payments upon the maturity on the notes (taking into account the fair market value of the common stock that might be paid upon a conversion of the notes). You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in "Where You Can Find More Information." For U.S. federal income tax purposes, you generally must use the comparable yield and the schedule of projected payments in determining your interest accruals, and the adjustments thereto described below, in respect of the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your interest accruals and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note. Because income accrued on the notes will constitute interest for U.S. federal income tax purposes, corporate holders of the notes will not be entitled to the dividends received deduction with respect to that income.

Adjustments to Interest Accruals on the Notes

If the actual payments made on the notes differ from the projected payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a "positive adjustment" equal to the amount of such excess. The positive adjustment will be treated as additional interest income for that taxable year. For these purposes, the payments in a taxable year include the fair market value of property received as payment in that year, including the fair market value of our common stock received upon conversion. If, during any taxable year, you receive actual payments with respect to the notes that in the aggregate are less than the total amount of the corresponding projected payments for that taxable year, you will incur a "negative adjustment" equal to the amount of such deficit. A negative adjustment will be treated as follows:

•	first, it will reduce the amount of interest that you would otherwise be required to include in your income with respect to the notes in the taxable year;

•	second, to the extent of any excess, it will be treated as ordinary loss in an amount not to exceed the excess of (A) the amount of your total prior interest inclusions with respect to the notes over (B) the total amount of net negative adjustments treated as ordinary loss on the notes in prior taxable years; and

•	third, to the extent any portion of the negative adjustment remains, it will be carried forward and treated as a negative adjustment in the succeeding taxable year, and if not used by the time the notes are sold or mature, will be treated as a reduction in the amount realized on the sale, exchange or retirement of the notes.

Net negative adjustments are not subject to the two-percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Sale, Exchange, Conversion, Redemption or Repurchase

Upon the sale, exchange, conversion, redemption or repurchase of a note, you will recognize gain or loss equal to the difference between the amount you received (including the amount of cash and the fair market value of our common stock received, if any) and your adjusted tax basis in the notes. Any gain you recognize generally will be treated as ordinary interest income. This differs from the tax rules applicable to convertible debt instruments that are not subject to the Contingent Debt Regulations.

Any loss you recognize will be treated as ordinary loss to the extent of your prior net interest inclusions with respect to the notes. Any loss in excess of that amount will be treated as capital loss, which will be long-term capital loss if you held the notes for more than one year. The deductibility of capital losses is subject to limitations. If a capital loss from the sale, exchange, conversion, redemption or repurchase of the notes meets certain thresholds (generally $10 million for corporate U.S. holders, other than S corporations, and $2 million for other U.S. holders), you may be required to file a disclosure statement with the IRS.

Special rules apply in determining the tax basis of a note. Your basis in a note will generally equal your original purchase price for the notes, increased by interest you previously accrued on the notes (before taking into account any adjustments) and reduced by the amount of any projected payments projected to have been made, regardless of whether such payments were actually made and regardless of whether such payments were the same amount as the amount originally projected, on the notes.

Your tax basis in common stock received upon conversion of a note will equal the then current fair market value of that common stock. Your holding period for the common stock received will commence on the day after the date of conversion.

Constructive Distributions

The conversion price of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that are considered to have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you, even though you have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. Such deemed distributions, however, will not be eligible for the dividends received deduction or the 15% rate discussed below. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

Distributions on Common Stock

In general, distributions with respect to our common stock received upon the conversion of a note will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder's basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will qualify for taxation at the reduced rates, generally 15%, provided for under recently enacted legislation (currently effective for tax years 2004 through 2008) if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

A U.S. holder will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a note. This capital gain or loss will equal the difference between the amount realized and the holder's adjusted tax basis in our common stock. Capital gain of a noncorporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. If you sell common stock at a loss that meets certain thresholds (generally $10 million for corporate U.S. holders, other than S corporations, and $2 million for other U.S. holders), you may be required to file a disclosure statement with the IRS.

Non-U.S. Holders

The following is a summary of the material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of the notes or shares of our common stock. As described above, a "Non-U.S. Holder" is a person that is a beneficial owner of our notes or common stock other than a U.S. Holder.

Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in their particular circumstances.

Payments with Respect to the Notes

Subject to the discussion below under "—Constructive Dividends," if you are a non-U.S. holder, all payments made to you on the notes, and any gain realized on a sale, exchange, conversion, redemption or repurchase of the notes, will be exempt from the 30% U.S. federal withholding tax, provided that:

•	you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code;

•	the notes and our common stock are actively traded within the meaning of Section 871(h)(4)(C)(v)(l) of the Code and we are not a "United States real property holding corporation" under Section 897 of the Code; and

•	(a) you provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)), or (b) you hold your notes through certain qualified intermediaries and you satisfy the certification requirements of applicable Treasury regulations (special certification rules apply to holders that are pass-through entities).

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax (but not the 30% withholding tax if you provide a Form W-8ECI as described above) on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a "branch profits tax" equal to 30% (or lower applicable treaty rate) of your after-tax earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States and are not reinvested in such trade or business.

Payments on Common Stock

Any dividends paid to a non-U.S, holder with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. or, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Constructive Dividends

Under certain circumstances, a non-U.S. holder may be deemed to have received a constructive dividend, see "—U.S. Holders—Constructive Distributions" above. Any constructive dividend deemed paid to a non-U.S. holder will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest paid to the non-U.S. holder of the notes. A non-U.S. holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Sale, Exchange or Redemption of Notes or of Shares of Common Stock

Any gain that a non-U.S. holder realizes upon the sale, exchange, redemption or other disposition (other than a conversion or redemption) of notes or of a share of our common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment; or

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock. We do not believe that we are currently, and we do not anticipate becoming, a United States real property holding corporation.

An individual non-U.S. holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A non-U.S. holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to tax on the gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a "branch profits tax" at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

If you are a U.S. holder of our notes or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a note or share of common stock made to you, unless you are an exempt recipient, such as a corporation. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the Internal Revenue Service may require us to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from those payments.

In general, if you are a non-U.S. holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under "Non-U.S. Holders—Payments With Respect to the Notes."

In addition, if you are a non-U.S. holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under "Non-U.S. Holders—Payments With Respect to the Notes" and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

DESCRIPTION OF CAPITAL STOCK

The following brief description of our capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Certificate of Incorporation and Amended and Restated Bylaws, copies of which have been filed with the Securities and Exchange Commission.

Common Stock

We have authorized 75,000,000 shares of common stock, par value $.01 per share. As of September 30, 2004, there were 33,075,651 shares of common stock outstanding. All of our outstanding shares are fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share of common stock held by them with respect to all matters upon which they are entitled to vote and such dividends as may be declared by the Board of Directors out of funds legally available therefore after payment of dividends on any outstanding preferred stock. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Preferred Stock

We have authorized 5,000,000 shares of preferred stock, par value $.01 per share. At present, there are no shares of preferred stock outstanding. The Board of Directors, without further action by our stockholders, is authorized to designate and issue, in series, preferred stock and to fix as to any series the dividend rate, redemption prices, preferences on dissolution, the terms of any sinking fund, conversion rights, voting rights, and any other preferences or special rights and qualifications.

Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock.

Covenant Restrictions

Our existing senior credit facility and indenture governing our 8¼% senior subordinated notes contain financial and operating covenants, including restrictions on our ability to, among other things, incur additional debt or create, incur or permit the existence of certain liens, and require us to achieve and maintain certain financial ratios, including minimum net worth, maximum leverage ratio and minimum fixed charge coverage ratio. These covenants could restrict us or prevent us from paying dividends.

Certain Charter and Amended and Restated Bylaws Provisions

Certain provisions of the Certificate of Incorporation, as amended, and Amended and Restated Bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of Armor Holdings if the Board determines that such takeover is not in the best interests of Armor Holdings and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire Armor Holdings or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests.

The provisions in the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws include: (1) a procedure which requires stockholders to nominate directors in advance of a meeting to elect such directors; and (2) the authority to issue additional shares of common stock or preferred stock without stockholder approval.

Certain Provision of Delaware Law

The Delaware General Corporation Law (the "DGCL") contains statutory "anti-takeover" provisions, including Section 203 of the DGCL which applies automatically to a Delaware corporation unless that corporation elects to opt-out as provided in Section 203. We, as a Delaware corporation, have not elected to opt-out of Section 203 of the DGCL. Under Section 203 of the DGCL, a stockholder acquiring more than 15% of the outstanding voting shares of a corporation (an "Interested Stockholder") but less than 85% of such shares may not engage in certain business combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless prior to such date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the Interested Stockholder.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

UNDERWRITING

Armor Holdings, the subsidiary guarantors and the underwriters named below have entered into an underwriting agreement with respect to the notes (including the subsidiary guarantees). Subject to certain conditions, each underwriter has agreed to purchase the principal amount of notes indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$296,000,000
Wm Smith Securities, Incorporated	4,000,000
Total	$300,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken, other than the notes covered by the option described below unless and until this option is exercised.

If the underwriters sell more notes than the total principal amount set forth in the table above, Goldman, Sachs & Co. has an option to buy up to an additional $45,000,000 aggregate principal amount of notes from Armor Holdings. It may exercise that option for 12 days.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. If all the notes are not sold at the initial offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

Goldman, Sachs & Co. has agreed with Wm Smith Securities, Incorporated that Wm Smith Securities, Incorporated will not be responsible for losses that may be incurred by the underwriting syndicate in connection with this offering in excess of the underwriting discount it receives on the notes underwritten by it in this offering.

Armor Holdings, the subsidiary guarantors and certain officers, directors and shareholders of Armor Holdings have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., other than up to an aggregate of 750,000 shares of common stock that may be sold by directors and officers of Armor Holdings.

The notes are a new issue of securities with no established trading market. Armor Holdings has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Each underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any notes with a denomination of less than EUR50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 (Wet toezicht effectenverkeer 1995) is applicable and the conditions attached to such exemption or exception are complied with.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the notes to the public in Singapore.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Armor Holdings estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000. The underwriters will reimburse certain of Armor Holdings' expenses in connection with the offering in an amount up to $240,000.

Armor Holdings and the subsidiary guarantors have jointly and severally agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Each of the underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Armor Holdings and its affiliates, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the notes being offered by this prospectus supplement and the accompanying prospectus and of the shares of common stock issuable upon conversion thereof will be passed upon for us by Kane Kessler, P.C., New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Armor Holdings and subsidiaries incorporated by reference in this prospectus supplement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Simula, Inc. and subsidiaries as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 appearing in our Current Report on Form 8-K/A filed January 22, 2004 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. In addition, similar information can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

The SEC allows us to "incorporate by reference" into the accompanying prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of the accompanying prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into the accompanying prospectus, the subsequent information will also become part of this prospectus supplement and will supersede the earlier information.

We are incorporating by reference the following documents that we have filed with the SEC.

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2003;

(b)	Our annual report on Form 10-K/A for the fiscal year ended December 31, 2003;

(c)	Our annual report on Form 10-K/A-2 for the fiscal year ended December 31, 2003;

(d)	Our quarterly report on Form 10-Q for the period ended March 31, 2004;

(e)	Our quarterly report on Form 10-Q for the period ended June 30, 2004;

(f)	Our quarterly report on Form 10-Q for the period ended September 30, 2004;

(g)	Our current report on Form 8-K/A, Date of Event – December 9, 2003, filed on January 22, 2004;

(h)	Our current report on Form 8-K, Date of Event – March 22, 2004, filed on March 22, 2004;

(i)	Our current report on Form 8-K, Date of Event – June 1, 2004, filed on June 2, 2004;

(j)	Our current report on Form 8-K, Date of Event – June 21, 2004, filed on June 25, 2004;

(k)	Our current report on Form 8-K, Date of Event – August 12, 2004, filed on August 13, 2004;

(l)	Our definitive proxy statement on Schedule 14A filed on April 29, 2004; and

(m)	The description of our common stock contained in our registration statement on Form 8-A filed on April 29, 1999, including any amendments or reports filed for the purpose of updating that description.

We are also incorporating by reference into this prospectus supplement all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed.

You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

Armor Holdings, Inc.
1400 Marsh Landing Parkway, Suite 112
Jacksonville, Florida 32250
Attention: Secretary
Telephone: (904) 741-5400

You should rely only on the information provided in this prospectus supplement or in the accompanying prospectus or information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the first page of the prospectus supplement. We are not making this offer of securities in any state or country in which the offer or sale is not permitted.

PROSPECTUS

ARMOR HOLDINGS, INC.

$500,000,000

Debt Securities, Common Stock,
Preferred Stock and Warrants

We may, from time to time, sell up to $500,000,000 aggregate initial offering price of:

•	our debt securities, in one or more series, which may be either senior debt securities, senior subordinated debt securities, subordinated debt securities or debt securities with any other ranking;

•	shares of our common stock, par value $0.01 per share;

•	shares of our preferred stock, par value $0.01 per share, in one or more series;

•	warrants to purchase our debt or equity securities; or

•	any combination of the foregoing.

This prospectus also covers guarantees, if any, of our payment obligations under any debt securities, which may be given by certain of our subsidiaries, on terms to be determined at the time of the offering. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. Before you invest, you should carefully read this prospectus, any prospectus supplement, the documents incorporated or deemed to be incorporated by referenced in this prospectus and the additional information described under "Where You Can Find More Information."

This prospectus also covers the sale by the selling stockholders of up to 1,000,000 shares of our common stock.

This prospectus provides a general description of the securities we or the selling stockholders may offer. The specific terms of the securities offered by this prospectus will be set forth in a supplement to this prospectus and will include, among other things:

•	in the case of common stock, the number of shares, purchase price, and terms of the offering and sale thereof;

•	in the case of preferred stock, the number of shares, purchase price, the designation and relative rights, preferences, limitations and restrictions, and the terms of the offering and sale thereof;

•	in the case of debt securities, the specific designation, aggregate principal amount, purchase price, maturity, interest rate, time of payment of interest, terms (if any) for the subordination or redemption thereof, and any other specific terms of the debt securities; and

•	in the case of warrants, the title, aggregate number, price at which it will be issued, exercise price, and designation, aggregate principal amount and terms of the securities issuable upon exercise of the warrants.

We and any selling stockholder may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We and the selling stockholders reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part any proposed purchase of securities to be made directly or through agents, underwriters or dealers. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.

Under the shelf registration process, the selling stockholders listed herein may sell up to a total of 1,000,000 shares of common stock under this prospectus. The number of shares of common stock to be offered by each of the selling stockholders is set forth in the section of this prospectus titled "Selling Stockholders." We will not receive any proceeds from the sale of any shares by the selling stockholders.

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Our common stock trades on the New York Stock Exchange under the symbol "AH." On May 25, 2004, the last reported sale price of our shares on the New York Stock Exchange was $37.85 per share.

Please refer to "Risk Factors" beginning on page 6 of this prospectus and in any prospectus supplement for a description of the risks you should consider when evaluating this investment.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY OTHER PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 27, 2004.

TABLE OF CONTENTS

Page
SUMMARY	4
RISK FACTORS	6
Risks Related to Our Industry	6
The products we sell are inherently risky and could give rise to product liability and other claims	6
We are subject to extensive government regulation and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties	7
We have significant international operations and assets, and therefore, are subject to additional financial and regulatory risks	8
Risks Related to Our Business	9
Many of our customers have fluctuating budgets which may cause substantial fluctuations in our results of operations	9
The loss of, or a significant reduction in, U.S. military business would have a material adverse effect on us	9
We may lose money or generate less than expected profits on our fixed-price contracts	10
Our business is subject to various laws and regulations favoring the U.S. government's contractual position, and our failure to comply with such laws and regulations could harm our operating results and prospects	10
Our markets are highly competitive, and, if we are unable to compete effectively, we will be adversely affected	10
There are limited sources for some of our raw materials which may significantly curtail our manufacturing operations	11
We may be unable to complete or integrate acquisitions effectively, if at all, and as a result may incur unanticipated costs or liabilities or operational difficulties	11
Our resources may be insufficient to manage the demands imposed by our growth	11
We depend on industry relationships	12
We may be unable to protect our proprietary technology, including the technologies we use to furnish the up-armoring of HMMWVS	12
Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our operations unless we are able to adapt to the resulting change in conditions	12
We may be adversely affected by applicable environmental laws and regulations	13
Risks Related to Ownership of Our Common Stock	13
Delaware law may limit possible takeovers	13
Our certificate of incorporation authorizes the issuance of shares of blank check preferred stock	13
The market price for our common stock is volatile	14

Page
We may issue a substantial amount of our common stock in connection with future acquisitions and the sale of those shares could adversely affect our stock price	14
Our stock price may be adversely affected when additional shares are sold	14
Our debt agreements restrict our ability to pay dividends or make other distributions to our stockholders	14
We have a high level of debt	14
Risks Relating to the Debt Securities	16
Our significant indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under any debt securities we issue	16
Not all of our subsidiaries may guarantee our obligations under any debt securities we issue, and the assets of the non-guarantor subsidiaries may not be available to make payments on any debt securities we issue	16
We will require a significant amount of cash to service our indebtedness and our ability to generate cash depends on many factors beyond our control	16
Covenants in our debt agreements restrict our activities and could adversely affect our business	17
A public market for the debt securities may not develop	18
Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of debt securities to return payments received from guarantors	18
THE COMPANY	19
RECENT DEVELOPMENTS	20
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	21
FORWARD-LOOKING STATEMENTS	22
USE OF PROCEEDS	24
RATIO OF EARNINGS TO FIXED CHARGES	24
DESCRIPTION OF THE DEBT SECURITIES	24
DESCRIPTION OF CAPITAL STOCK	27
DESCRIPTION OF WARRANTS	28
DESCRIPTION OF SENIOR INDEBTEDNESS	29
DESCRIPTION OF SENIOR SUBORDINATED NOTES	29
SELLING STOCKHOLDERS	31
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	32
PLAN OF DISTRIBUTION	33
WHERE YOU CAN FIND MORE INFORMATION	34
EXPERTS	35
LEGAL MATTERS	35

SUMMARY

This prospectus is part of a registration statement that Armor Holdings, Inc. and the co-registrants (collectively, the "registrants") filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Under this shelf registration process, the registrants may, from time to time, sell any combination of debt securities, common stock, preferred stock and warrants, as described in this prospectus, in one or more offerings up to a total dollar amount of $500,000,000 or the equivalent thereof on the date of issuance in one or more foreign currencies, foreign currency units or composite currencies. The selling stockholders listed herein may sell up to a total of 1,000,000 shares of common stock under this prospectus. The number of shares of common stock to be offered by each of the selling stockholders is set forth in the section of this prospectus titled "Selling Stockholders." This prospectus provides you with a general description of the securities the registrants may offer. Each time the registrants sell securities, the registrants will provide a prospectus supplement that will contain specific information about the terms of that offering. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement, which may add, update, or change information. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus and in any prospectus supplement as well as the additional information described under "Where You Can Find More Information."

We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, that the information contained herein is correct as of any time subsequent to its date, or that any information incorporated by reference herein is correct as of any time subsequent to its date.

The Securities We May Offer

Debt Securities

The terms of each series of debt securities will be detailed or determined in the manner provided in an indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, among other things, the initial offering price, the aggregate principal amount, the price or prices at which we will sell the debt securities, any limit on the aggregate principal amount of the debt securities, the date or dates on which we will pay the principal on the debt securities, and the rate or rates at which the debt securities will bear interest. We have summarized general features of our debt securities under the section entitled "Description of the Debt Securities" contained in this prospectus.

Common Stock

We may issue common stock, par value $0.01 per share. Each holder of common shares is entitled to one vote per share. The holders of common shares have no preemptive or cumulative voting rights. Holders of our common stock are entitled to receive dividends when declared by our board of directors, subject to the rights of holders of our preferred shares, if any, and the terms of our senior credit facility and indenture governing our 8¼% senior subordinated notes due 2013 (the "8¼% notes"). Our senior credit facility and indenture governing the 8¼% notes contain certain financial and other covenants that limit, under certain circumstances, our ability to pay dividends or make other distributions to our stockholders. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in the senior credit facility and the indenture governing the 8¼% notes.

Preferred Stock

We may issue preferred stock, par value $0.01 per share, in one or more series. Subject to the terms of our governing documents and applicable Delaware law, our board of directors will determine the dividend, voting, conversion and other rights and preferences of the series of preferred stock being offered.

Warrants

We may issue warrants for the purchase of debt securities, preferred stock or common stock either independently or together with other securities. Each warrant will entitle the holder to purchase the principal amount of our debt securities, or the number of shares of preferred stock or common stock, at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement.

The mailing address and telephone number of our principal executive offices are 1400 Marsh Landing Parkway, Suite 112, Jacksonville, Florida 32250, (904) 741-5400.

RISK FACTORS

Before you invest in any of our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus and in the prospectus supplement, before you decide whether to purchase any of our securities. The risks set out below are not the only risks we face. Interested persons should carefully consider the risks described below in evaluating our company and our business, financial condition, and results of operations. Additional risks and uncertainties not presently known to us, or that we currently consider to be immaterial, may also impair our business and financial situation.

If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Industry

The products we sell are inherently risky and could give rise to product liability and other claims.

The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, could result in serious bodily injury or death. Given this potential risk of injury, proper maintenance of our products is critical. Our products include: body armor and plates designed to protect against ballistic and sharp instrument penetration; less-lethal products such as less-lethal munitions, pepper sprays, distraction devices and flameless expulsion grenades; various models of police batons; rotary and fixed-wing aircraft seating systems; parachutes; vehicle and hard armoring systems; and police duty gear.

Claims have been made and are pending against certain of our subsidiaries, involving permanent physical injury and death caused by self-defense sprays and other munitions intended to be less-lethal. In addition, the manufacture and sale of certain less-lethal products may be the subject of product liability claims arising from the design, manufacture or sale of such goods. If these claims are decided against us and we are found to be liable, we may be required to pay substantial damages and our insurance costs may increase significantly as a result. Also, a significant or extended lawsuit, such as a class action, could also divert significant amounts of management's time and attention. We cannot assure you that our insurance coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. Our cost of obtaining insurance coverage has risen substantially since September 11, 2001. Any material uninsured loss could have a material adverse effect on our business, financial condition and results of operations. In addition, the inability to obtain product liability coverage would prohibit us from bidding for orders from certain governmental customers since, at present, many bids from governmental entities require such coverage, and any such inability would have a material adverse effect on our business, financial condition, results of operations and liquidity.

Both private claimants and State Attorneys General have already commenced legal action against Second Chance Body Armor, Inc. ("Second Chance") a body armor manufacturer and competitor to Armor Holdings, based upon its Ultima® and Ultimax® model vests. Second Chance licenses from Simula, one of our indirect subsidiaries, a certain patented technology which is used in some of the body armor it manufactures, but to our knowledge, no lawsuit has yet been brought against Second Chance based upon this licensed technology, although a letter was received by Simula from an attorney representing a police officer who was injured while wearing a Second Chance vest alleging potential liability against Simula. In addition, the U.S. Attorney General has asked the U.S. Department of Justice to investigate the claims regarding the Zylon® vests. As Simula has licensed its technology to Second Chance, it may be impacted by the pending claims against Second Chance and the investigation being conducted by the U.S. Department of Justice. If Simula is included in the claims pending against Second Chance and the investigation being conducted by the U.S. Department of Justice, we cannot assure you that any judgment, settlement or resolution against Simula will not have a material adverse effect on Simula's business, financial condition, results of operations and liquidity.

As a result of the USAG's and DOJ's initiative, the NIJ commenced an inquiry and investigation regarding the protocol for testing used vests, as well as the reliability of Zylon® and other ballistic fibers. We have consulted and continue to cooperate fully with the NIJ in this endeavor. To date, the NIJ has embarked only in its first phase of testing, which entails vests that have been heavily worn or exposed to adverse conditions, and which utilized the ballistic testing standard applicable to new vests. Although some of the vests tested, including ours, experienced some level of penetration, the NIJ specifically warned against the misuse and misinterpretation of these results, emphasizing that the data produced so far is preliminary in nature, applies to a very small sample size and therefore it is not possible to draw any definitive conclusions from these results. The NIJ will continue to conduct further testing and analyze these issues in order to determine if any conclusions can be reached as to the performance and reliability of aged vests. We have requested the NIJ to provide us with its testing data, and we intend to evaluate and review the NIJ's results upon our receipt of such data in our continuing effort to assist the NIJ in developing uniform standards for certification of new vests and the testing of used vests.

In April 2004, two class action complaints were filed in Florida state court by police organizations and individual police officers, alleging, among other things, that our vests do not have the qualities and performance characteristics as warranted, thereby breaching express warranty, implied warranty of merchantability, implied warranty of fitness for a particular purpose and duty to warn. The complaints allege no specific amount, although it has been publicly stated that they are seeking $77 million in compensatory damages. We disagree with the allegations set forth in these complaints and are vigorously defending these lawsuits. We will be seeking to dismiss the claims asserted against us, however, any adverse resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and liquidity. We have also received investigative demands from state agencies in Texas and Connecticut to which we have complied, as well as letters from two private attorneys threatening potential litigation. See "Recent Developments" beginning on page 20 for a discussion of the current Zylon® investigation and certain claims asserted against us in relation thereto.

We are subject to extensive government regulation and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.

We are subject to federal licensing requirements with respect to the sale in foreign countries of certain of our products. In addition, we are obligated to comply with a variety of federal, state and local regulations, both domestically and abroad, governing certain aspects of our operations and workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, State and Transportation, the Federal Aviation Administration, the U.S. Environmental Protection Agency and the U.S. Bureau of Alcohol, Tobacco and Firearms. The U.S. Bureau of Alcohol, Tobacco, and Firearms also regulates us as a result of our manufacturing of certain destructive devices and by the use of ethyl alcohol in certain products. We also ship hazardous goods, and in doing so, must comply with the regulations of the U.S. Department of Transportation for packaging and labeling. Additionally, the failure to obtain applicable governmental approval and clearances could adversely affect our ability to continue to service the government contracts we maintain. Furthermore, we have material contracts with governmental entities and are subject to rules, regulations and approvals applicable to government contractors. We are also subject to routine audits to assure our compliance with these requirements. We have become aware that we are not in full compliance with certain regulations governing the export of equipment and related technology used for military purposes that are applicable to certain of our products. We have made a voluntary disclosure to the Office of Defense Trade Controls Compliance and have undertaken steps to comply with these regulations and to help ensure compliance in the future. We do not believe that such noncompliance will have a material adverse effect on our business. In addition, a number of our employees involved with certain of our federal government contracts are required to obtain specified levels of security clearances. Our business may suffer if we or our employees are unable to obtain the security clearances that are needed to perform services contracted for the Department of Defense, one of our major customers. Our failure to comply with these contract terms, rules or regulations could expose us to substantial penalties, including the loss of these contracts and disqualification as a U.S. government contractor.

Like other companies operating internationally, we are subject to the Foreign Corrupt Practices Act and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. We operate in countries known to experience endemic corruption. Our extensive operations in such countries creates risk of an unauthorized payment by one of our employees or agents which would be in violation of various laws including the Foreign Corrupt Practices Act. Violations of the Foreign Corrupt Practices Act may result in severe criminal penalties which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We have significant international operations and assets, and therefore, are subject to additional financial and regulatory risks.

We sell our products in foreign countries and seek to increase our level of international business activity. Our overseas operations are subject to various risks, including: U.S.-imposed embargoes of sales to specific countries (which could prohibit sales of our products there); foreign import controls (which may be arbitrarily imposed and enforced and which could interrupt our supplies or prohibit customers from purchasing our products); exchange rate fluctuations; dividend remittance restrictions; expropriation of assets; war, civil uprisings and riots; government instability; the necessity of obtaining government approvals for both new and continuing operations; and legal systems of decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied.

One component of our strategy is to expand our operations into selected international markets. Military procurement, for example, has traditionally had a large international base. Countries in which we are actively marketing include Germany, Canada, France, Italy, the United Kingdom, Norway, Japan, India, Korea and Australia. We, however, may be unable to execute our business model in these markets or new markets. Further, foreign providers of competing products and services may have a substantial advantage over us in attracting consumers and businesses in their country due to earlier established businesses in that country, greater knowledge with respect to the cultural differences of consumers and businesses residing in that country and/or their focus on a single market. We expect to continue to experience higher costs as a percentage of revenues in connection with the development and maintenance of international products and services. In pursuing our international expansion strategy, we face several additional risks, including:

•	foreign laws and regulations, which may vary country by country, that may impact how we conduct our business;

•	higher costs of doing business in foreign countries, including different employment laws;

•	potential adverse tax consequences if taxing authorities in different jurisdictions worldwide disagree with our interpretation of various tax laws or our determinations as to the income and expenses attributable to specific jurisdictions, which could result in our paying additional taxes, interest and penalties;

•	technological differences that vary by marketplace, which we may not be able to support;

•	longer payment cycles and foreign currency fluctuations;

•	economic downturns; and

•	revenue growth outside of the United States may not continue at the same rate if it is determined that we have already launched our products and services in the most significant markets.

We may also be subject to unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments. In addition, a percentage of the payments to us in our international markets are often in local currencies. Although most of these currencies are presently convertible into U.S. dollars, we cannot be sure that convertibility will continue. Even if currencies are convertible, the rate at which they convert is subject to substantial fluctuation. Our ability to transfer currencies into or out of local currencies may be restricted or limited. Any of these events could result in a loss of business or other unexpected costs which could reduce revenue or profits and have a material adverse effect on our business, financial condition, results of operations and liquidity.

We routinely operate in areas where local government policies regarding foreign entities and the local tax and legal regimes are often uncertain, poorly administered and in a state of flux. We cannot, therefore, be certain that we are in compliance with, or will be protected by, all relevant local laws and taxes at any given point in time. A subsequent determination that we failed to comply with relevant local laws and taxes could have a material adverse effect on our business, financial condition, results of operations and liquidity.

One or more of these factors could adversely effect our future international operations and, consequently, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to Our Business

Many of our customers have fluctuating budgets which may cause substantial fluctuations in our results of operations.

Customers for our products include federal, state, municipal, foreign and military, law enforcement and other governmental agencies. Government tax revenues and budgetary constraints, which fluctuate from time to time, can affect budgetary allocations for these customers. Many domestic and foreign government agencies have in the past experienced budget deficits that have led to decreased spending in defense, law enforcement and other military and security areas. Our results of operations may be subject to substantial period-to-period fluctuations because of these and other factors affecting military, law enforcement and other governmental spending. For example, we attribute part of the decline in our Products Division revenue during the first quarter of 2001 with the timing of the Bulletproof Vest Partnership Act, which provides federal matching funds to law enforcement agencies purchasing bullet resistant vests. We believe that many agencies delayed their purchasing decisions during the first quarter of 2001 until such federal funds were fully allocated. A reduction of funding for federal, state, municipal, foreign and other governmental agencies could have a material adverse effect on sales of our products and our business, financial condition, results of operations and liquidity.

The loss of, or a significant reduction in, U.S. military business would have a material adverse effect on us.

U.S. military contracts account for a significant portion of our business. The U.S. military funds these contracts in annual increments. These contracts require subsequent authorization and appropriation that may not occur or that may be greater than or less than the total amount of the contract. Changes in the U.S. military's budget, spending allocations, and the timing of such spending could adversely affect our ability to receive future contracts. None of our contracts with the U.S. military have a minimum purchase commitment and the U.S. military generally has the right to cancel its contracts unilaterally without prior notice. We are the sole-source provider to the U.S. military for up-armoring of the U.S. military's High Mobility Multipurpose Wheeled Vehicles ("HMMWVs"). The HMMWVs are manufactured by AM General Corporation under separate U.S. military contracts. Should production or deliveries of HMMWVs be significantly interrupted, or should other single source suppliers significantly interrupt deliveries of our components for up-armoring the HMMWVs, we will not be able to deliver such up-armoring systems for the HMMWVs to the U.S. military on schedule, which could have a material adverse effect on our business, financial condition, results of operations and liquidity. We also manufacture for the U.S. military helicopter seating systems, aircraft and land vehicle armor systems, protective equipment for military personnel and other technologies used to protect soldiers in a variety of life-threatening or catastrophic situations. The loss of, or a significant reduction in, U.S. military business for our helicopter seating systems, aircraft and land vehicle armor systems and other protective equipment could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may lose money or generate less than expected profits on our fixed-price contracts.

Some of our government contracts provide for a predetermined, fixed price for the products we make regardless of the costs we incur. Therefore, fixed-price contracts require us to price our contracts by forecasting our expenditures. When making proposals for fixed-price contracts, we rely on our estimates of costs and timing for completing these projects. These estimates reflect management's judgments regarding our capability to complete projects efficiently and timely. Our production costs may, however, exceed forecasts due to unanticipated delays or increased cost of materials, components, labor, capital equipment or other factors. Therefore, we may incur losses on fixed price contracts that we had expected to be profitable, or such contracts may be less profitable than expected, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our business is subject to various laws and regulations favoring the U.S. government's contractual position, and our failure to comply with such laws and regulations could harm our operating results and prospects.

As a contractor to the U.S. government, we must comply with laws and regulations relating to the formation, administration and performance of the federal government contracts that affect how we do business with our clients and may impose added costs on our business. These rules generally favor the U.S. government's contractual position. For example, these regulations and laws include provisions that subject contracts we have been awarded to:

•	protest or challenge by unsuccessful bidders; and

•	unilateral termination, reduction or modification by the government.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management's attention. Our failure to comply with these or other laws and regulations could result in contract termination, suspension or debarment from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our markets are highly competitive, and, if we are unable to compete effectively, we will be adversely affected.

The markets in which we operate include a large number of competitors ranging from small businesses to multinational corporations and are highly competitive. Competitors who are larger, better financed and better known than us may compete more effectively than we can. In order to stay competitive in our industry, we must keep pace with changing technologies and client preferences. If we are unable to differentiate our services from those of our competitors, our revenues may decline. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies which are better able to compete against us.

There are limited sources for some of our raw materials which may significantly curtail our manufacturing operations.

The raw materials that we use in manufacturing ballistic resistant garments, SAPI plates and up-armored vehicles include: ceramic; steel; SpectraShield, a patented product of Honeywell, Inc.; Z-Shield, a patented product of Honeywell, Inc.; Zylon®, a patented product of Toyobo Co., Ltd.; Kevlar, a patented product of E.I. du Pont de Nemours Co., Inc., or DuPont; and Twaron, a patented product of Akzo-Nobel Fibers, B.V. We purchase these materials in the form of woven cloth from five independent weaving companies. In the event Du Pont or its licensee in Europe cease, for any reason, to produce or sell Kevlar to us, we would utilize these other ballistic resistant materials as a substitute. However, none of SpectraShield, Twaron, Z-Shield or Zylon® is expected to become a complete substitute for Kevlar in the near future. We enjoy a good relationship with our suppliers of Kevlar, SpectraShield, Twaron, Z-Shield and Zylon®. The use of Zylon® and Z-Shield in the design of ballistic resistant vests is a recent technological advancement that is subject to continuing development and study, including ongoing review by the NIJ. Toyobo is the only producer of Zylon®, and Honeywell is the only producer of Z-Shield. Should these materials become unavailable for any reason, we would be unable to replace them with materials of like weight and strength. We use a variety of ceramic materials in the production of SAPI plates and a variety of steels in armoring vehicles. Although we have a number of suppliers that we deal with in obtaining both ceramic and steel supplies, the industry generally, including our operations, is experiencing a limited supply of these materials, which is affecting the quantity of product that we can complete in any given period. In addition, SpectraShield, the ballistic fiber backing used in a variety of our ballistic applications, including SAPI plates, is currently being rationed by the U.S. Department of Commerce, which could limit the quantity of SAPI plates that we produce in any given period. Thus, if our supply of any of these materials were materially reduced or cut off or if there was a material increase in the prices of these materials, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition, results of operations and liquidity could be materially adversely affected.

We may be unable to complete or integrate acquisitions effectively, if at all, and as a result may incur unanticipated costs or liabilities or operational difficulties.

We intend to grow through the acquisition of businesses and assets that will complement our current businesses. We cannot be certain that we will be able to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Furthermore, we may have to divert our management's attention and our financial and other resources from other areas of our business. Our inability to implement our acquisition strategy successfully may hinder the expansion of our business. Because we depend in part on acquiring new businesses and assets to develop and offer new products, failure to implement our acquisition strategy may also adversely affect our ability to offer new products in line with industry trends.

We may not be successful in integrating acquired businesses into our existing operations. Integration may result in unanticipated liabilities or unforeseen operational difficulties, which may be material, or require a disproportionate amount of management's attention. Acquisitions may result in us incurring additional indebtedness or issuing preferred stock or additional common stock. Competition for acquisition opportunities in the industry may rise, thereby increasing our cost of making acquisitions or causing us to refrain from making further acquisitions. In addition, the terms and conditions of our senior credit facility and the indenture governing our 8¼% notes impose restrictions on us that, among other things, restrict our ability to make acquisitions.

Our resources may be insufficient to manage the demands imposed by our growth.

We have rapidly expanded our operations, and this growth has placed significant demands on our management, administrative, operating and financial resources. The continued growth of our customer base, the types of services and products offered and the geographic markets served can be expected to continue to place a significant strain on our resources. In addition, we cannot easily identify and hire personnel qualified both in the provision and marketing of our security services and products. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel; our ability to implement successful enhancements to our management, accounting and information technology systems; and our ability to adapt those systems, as necessary, to respond to growth in our business.

We depend on industry relationships.

A number of our products are components in our customers' final products. Accordingly, to gain market acceptance, we must demonstrate that our products will provide advantages to the manufacturers of final products, including increasing the safety of their products, providing such manufacturers with competitive advantages or assisting such manufacturers in complying with existing or new government regulations affecting their products. There can be no assurance that our products will be able to achieve any of these advantages for the products of our customers. Furthermore, even if we are able to demonstrate such advantages, there can be no assurance that such manufacturers will elect to incorporate our products into their final products, or if they do, that our products will be able to meet such customers' manufacturing requirements. Additionally, there can be no assurance that our relationships with our manufacturer customers will ultimately lead to volume orders for our products. The failure of manufacturers to incorporate our products into their final products could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may be unable to protect our proprietary technology, including the technologies we use to furnish the up-armoring of HMMWVS.

We depend upon a variety of methods and techniques that we regard as proprietary trade secrets. We also depend upon a variety of trademarks, service marks and designs to promote brand name development and recognition. We rely on a combination of trade secret, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. It is possible that our competitors may access our intellectual property and proprietary information and use it to their advantage. In addition, there can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology. Any unenforceability or misappropriation of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we cannot assure you that any pending patent application or trademark application made by us will result in an issued patent or registered trademark, or that, if a patent is issued, it will provide meaningful protection against competitors or competitor technologies. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources which could have a material adverse effect on our business, financial condition, results of operations and liquidity. Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties on unfavorable terms, or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our operations unless we are able to adapt to the resulting change in conditions.

Our future success and competitive position depend to a significant extent upon our proprietary technology. We must make significant investments to continue to develop and refine our technologies. We will be required to expend substantial funds for and commit significant resources to the conduct of continuing research and development activities, the engagement of additional engineering and other technical personnel, the purchase of advanced design, production and test equipment, and the enhancement of design and manufacturing processes and techniques. Our future operating results will depend to a significant extent on our ability to continue to provide design and manufacturing services for new products that compare favorably on the basis of time to introduction, cost and performance with the design and manufacturing capabilities. The success of new design and manufacturing services depends on various factors, including utilization of advances in technology, innovative development of new solutions for customer products, efficient and cost-effective services, timely completion and delivery of new product solutions and market acceptance of customers' end products. Because of the complexity of our products, we may experience delays from time to time in completing the design and manufacture of new product solutions. In addition, there can be no assurance that any new product solutions will receive or maintain customer or market acceptance. If we are unable to design and manufacture solutions for new products of our customers on a timely and cost-effective basis, such inability could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may be adversely affected by applicable environmental laws and regulations.

We are subject to federal, state, local and foreign laws and regulations governing the protection of the environment and human health, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. We cannot assure you that we are at all times in complete compliance with all such requirements. Like all companies in our industry, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. Environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future. In addition, we are also subject to environmental laws requiring the investigation and clean-up of environmental contamination. We may be subject to liability, including liability for clean-up costs, if contamination is discovered at one of our current or former facilities, in some circumstances even if such contamination was caused by a third party such as a prior owner. We also may be subject to liability if contamination is discovered at a landfill or other location where we have disposed of wastes, notwithstanding that its historic disposal practices may have been in accordance with all applicable requirements. We use Orthochlorabenzalmalononitrile and Chloroacetophenone chemical agents in connection with our production of tear gas, and these chemicals are hazardous and could cause environmental damage if not handled and disposed of properly. Moreover, private parties may bring claims against us based on alleged adverse health impacts or property damage caused by our operations. The amount of liability for cleaning up contamination or defending against private party claims could be material.

Risks Related to Ownership of Our Common Stock

Delaware law may limit possible takeovers.

Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits publicly-held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

Our certificate of incorporation authorizes the issuance of shares of blank check preferred stock.

Our certificate of incorporation provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of us without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

The market price for our common stock is volatile.

The market price for our common stock may be highly volatile. We believe that a variety of factors, including announcements by us or our competitors, quarterly variations in financial results, trading volume, general market trends and other factors, could cause the market price of our common stock to fluctuate substantially. Additionally, due to our relatively modest size, our winning or losing a large contract may have the effect of distorting our overall financial results.

We may issue a substantial amount of our common stock in connection with future acquisitions and the sale of those shares could adversely affect our stock price.

As part of our acquisition strategy, we anticipate issuing additional shares of common stock as consideration for such acquisitions. To the extent that we are able to grow through acquisitions and issue our shares of common stock as consideration, the number of outstanding shares of common stock that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell large quantities of their common stock that may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

Our stock price may be adversely affected when additional shares are sold.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate and may require us to issue greater amounts of our common stock to finance future acquisitions. Additional shares sold to finance acquisitions may dilute our earnings per share if the new operations' earnings are disappointing.

Our debt agreements restrict our ability to pay dividends or make other distributions to our stockholders.

Our debt agreements, such as the indenture governing the 8¼% notes and the senior credit facility, contain certain financial and other covenants that limit, under certain circumstances, our ability to pay dividends or make other distributions to our stockholders. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in such documents.

We have a high level of debt.

Our high level of debt could have important consequences to you and to us. For example:

•	No payment of any kind may be made to our common stockholders without first meeting our obligations under our senior credit facility and the indenture governing our 8¼% notes;

•	We may become more vulnerable to general adverse economic and industry conditions and adverse changes in governmental regulations;

•	We may have to dedicate a substantial portion of our cash flow from operations to make payments required under our senior credit facility and the 8¼% notes, reducing the availability of cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	We may have limited flexibility in planning for, or reacting to, changes in our business and our industry, which may place us at a competitive disadvantage compared with competitors that have less debt or more financial resources;

•	We may have limited ability to borrow additional funds, even when necessary to maintain adequate liquidity; and

•	The terms of our senior credit facility and the indenture governing the 8¼% notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. We might incur additional debt for various reasons, including to pay for additional acquisitions that we may make and assuming debt of companies that we may acquire.

Risks Relating to the Debt Securities

Our significant indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under any debt securities we issue.

We have a significant amount of indebtedness. Our significant indebtedness could:

•	make it more difficult for us to satisfy our obligations with respect to any debt securities we issue;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, among other things, our ability to borrow additional funds.

The terms of the indenture governing the 8¼% notes and the senior credit facility allow us to issue and incur additional debt upon satisfaction of certain conditions. See "Description of Senior Subordinated Notes" for a description of our 8¼% notes and the related indenture and "Description of Senior Indebtedness" for a description of our senior credit facility. If new debt is added to current debt levels, the related risks described above could increase.

Not all of our subsidiaries may guarantee our obligations under any debt securities we issue, and the assets of the non-guarantor subsidiaries may not be available to make payments on any debt securities we issue.

Not all of our present and future subsidiaries may guarantee the debt securities. Payments on the debt securities may only required to be made by us and our subsidiary guarantors, if any. Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or the guarantees or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or our subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of the holders of debt securities to realize proceeds from the sale of any of those subsidiaries' assets, will be effectively subordinated to the claims of those subsidiaries' creditors, including trade creditors and holders of debt of those subsidiaries.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the debt securities will be effectively subordinated to all indebtedness and other liabilities of the non-guarantor subsidiaries.

We will require a significant amount of cash to service our indebtedness and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on or refinance our debt, including any debt securities we issue, will depend largely upon our future operating performance and cash flow. Our future operating performance and cash flow are subject to many factors, including general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay the interest and principal on our debt, including any debt securities we issue, or to fund our other liquidity needs. If we are unable to meet our debt service requirements, we may have to renegotiate the terms of our debt. We cannot assure you that we will be able to renegotiate or refinance any of our debt on commercially reasonable terms or at all. In addition, prior to the repayment of any debt securities we issue, we will be required to repay or refinance our senior credit facility and, perhaps, any other senior debt we incur. Any new debt we incur may have a shorter maturity than the debt securities. Payment of such debt will reduce the amount of funds available for us to make payments on any debt securities we issue.

If we are unable to refinance our debt or obtain new financing we would have to consider other options, such as sales of certain assets to meet our debt service obligations or diverting cash, if available, that would have been used for other business purposes. These options may not be feasible or prove adequate, and may also adversely affect our operations or the implementation of our business plans. Our senior credit facility, the indenture governing the 8¼% notes, and the indenture governing any debt securities we issue may restrict, or market or business conditions may limit, our ability to obtain cash via asset sales or other financing transactions. Non-payment or other non-compliance with our senior credit facility, the indenture governing the 8¼% notes or the indenture or the instruments governing any other debt we issue could result in an event of default under our senior credit facility, the indenture governing the 8¼% notes or the indenture or the instruments governing any other debt we issue, which could also trigger an event of default under the debt securities.

Covenants in our debt agreements restrict our activities and could adversely affect our business.

Our debt agreements, such as the indenture governing the 8¼% notes and the new senior credit facility, contain various covenants that limit our ability and the ability of our restricted subsidiaries to engage in a variety of transactions under certain circumstances, including:

•	incurring additional debt;

•	issuing preferred stock;

•	paying dividends or making other distributions on, and redeeming or repurchasing, capital stock;

•	making investments or other restricted payments;

•	entering into transactions with affiliates;

•	engaging in sale and leaseback transactions;

•	issuing stock of restricted subsidiaries;

•	selling assets;

•	creating liens on assets to secure debt; or

•	effecting a consolidation or merger.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our new senior credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in any of our debt agreements could result in an event of default under that agreement, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, all or any of such debt. In addition, in the event that the debt securities become immediately due and payable, as a result of the subordination provisions of any debt securities we issue, the holders of such subordinated debt securities would not be entitled to receive any payment in respect of such subordinated debt securities until all of our senior debt has been paid in full.

A public market for the debt securities may not develop.

There can be no assurance that a public market for any debt securities we issue will develop or, if such a market develops, as to the liquidity of the market. If a market were to develop, the debt securities could trade at prices that may be higher or lower than their principal amount. We may not apply for listing of any debt securities we issue on any securities exchange or for quotation of such debt securities on any automated quotation system. If an active public market does not develop or continue, the market price and liquidity of any debt securities we issue may be adversely affected.

In addition, the liquidity of the trading market in the debt securities, and the market price quoted for any debt securities we issue, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for any debt securities we issue.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of debt securities to return payments received from guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of any guarantor, any debt represented by guarantees entered into by the guarantors may be reviewed under the Federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of the guarantee could be subordinated to certain obligations of a guarantor if, among other things, the guarantor, at the time it entered into the guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of entering into a guarantee; or

•	was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they become due.

In addition, any payment by a guarantor could be voided and required to be returned to the guarantor or to a fund for the benefit of the guarantor's creditors under those circumstances.

If a guarantee of a subsidiary were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the debt securities would be solely creditors of our company and creditors of our other subsidiaries that have validly guaranteed any debt securities we issue. The debt securities then would be effectively subordinated to all liabilities of the subsidiary whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

If the claims of the holders of any debt securities we issue against any subsidiary were subordinated in favor of other creditors of the subsidiary, the other creditors would be entitled to be paid in full before any payment could be made on the debt securities. If one or more of the guarantees is voided or subordinated, we cannot assure you that after providing for all prior claims there would be sufficient assets remaining to satisfy the claims of the holders of these debt securities.

Based upon financial and other information, we believe that any guarantees will be incurred for proper proposes and in good faith and that we, and our subsidiaries that will be guarantors, on a consolidated basis, will continue to be solvent, will have sufficient capital for carrying on our business after the issuance of any debt securities and will be able to pay our debts as they mature. We cannot assure you, however, as to the standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

THE COMPANY

We are a leading manufacturer and provider of personal protective equipment and security products for law enforcement and military personnel, armored commercial vehicles used by various government and civilian organizations, armored military vehicles, armor kits for retrofit of military vehicles, aircraft armor, aircraft safety products, survivability equipment used by military aviators, and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products and systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals. Effective in the first quarter of 2004, we instituted a new segment reporting format to include three reportable business divisions: the Aerospace & Defense Group, the Products Division and the Mobile Security Division. The Aerospace & Defense Group was formed upon the completion of our acquisition of Simula, Inc. on December 9, 2003. The Aerospace & Defense Group also includes the military business, including armor and blast protection systems for M1114 Up-Armored High Mobility Multi-Purpose Wheeled Vehicles ("M1114 Up-Armored HMMWVs"), and other military vehicle armor programs, which previously were included in the Mobile Security Division. The Aerospace & Defense Group also includes the small arms protective insert ("SAPI") plate produced by our Protech subsidiary in Pittsfield, Massachusetts, which was previously reported as part of the Products Division. The historical results of these businesses have been reclassified as part of the Aerospace & Defense Group. This reporting change was made to better reflect management's approach to operating and directing the businesses, and, in certain instances, to align financial reporting with our market and customer segments.

Aerospace & Defense.    Our Aerospace & Defense Group supplies human safety and survival systems to the U.S. military, and major Aerospace & Defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military of the armor and blast protection systems for M1114 Up-Armored HMMWVs. We are also under contract with the U.S. Army to provide spare parts, logistics and ongoing field support services for the currently installed base of M1114 Up-Armored HMMWVs. Additionally, we provide blast and ballistic protection kits for the standard High Mobility Multi-Purpose Wheeled Vehicles, which are installed on existing equipment in the field. Our Aerospace & Defense Group is also subcontracted to develop a ballistic and blast protected armored and sealed truck cab for the High Mobility Artillery Rocket System, a program recently transitioned by the U.S. Army and U.S. Marine Corps from developmental to a low rate of initial production, deliveries of which commenced in 2003. We also supply armor sub-systems for other tactical wheeled vehicles. Through Simula, one of our wholly-owned subsidiaries, we provide military helicopter seating systems, helicopter cockpit airbag systems, aircraft and land vehicle armor kits, body armor and other protective equipment for military personnel, emergency bailout parachutes and survival ensembles worn by military aircrew. The primary customers for our products are the U.S. Army, U.S. Marine Corps, Boeing, and Sikorsky Aircraft. Most of Simula's aviation safety products are provided on a sole source basis. The U.S. armed forces have adopted ceramic body armor as a key element of the protective ensemble worn by our troops in Iraq and

Afghanistan. Simula was the developer of this specialized product called SAPI, and continues to be a prominent supplier to the U.S. military. We believe the Aerospace & Defense Group has supplied approximately 37% of all SAPI plates. We also provide ceramic body armor from our Protech subsidiary based in Pittsfield, Massachusetts.

Products.    Our Products Division manufactures and sells a broad range of high quality security products, equipment and related consumable items, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders and specialty gloves. Our products are marketed under brand names that are well established in the military and law enforcement communities such as AMERICAN BODY ARMOR, B-SQUARE®, BREAK FREE®, CLP®, DEFENSE TECHNOLOGY/FEDERAL LABORATORIES®, DEF-TEC PRODUCTS®, DISTRACTION DEVICE®, FEDERAL LABORATORIES®, FERRET®, FIRST DEFENSE®, IDENTICATOR®, IDENTIDRUG®, LIGHTNING POWDER®, MONADNOCK®, NIK®, PROTECH, QUIKSTEP LADDERS, PORTAL LADDERS, QUIKSHIELD, SAFARILAND®, SPEEDFEED®, 911EP® and DESIGN. We sell our products through a network of over 350 distributors and sales agents, including approximately 200 in the United States. Our extensive distribution capabilities and commitment to customer service and training have enabled us to become a leading provider of security equipment to law enforcement agencies.

Mobile Security. Our Mobile Security Division manufactures and installs ballistic and blast protected armoring systems for privately owned vehicles as well as some military vehicles for European based militaries. Under the brand name O'GARA-HESS & EISENHARDT ARMORING COMPANY®, we armor a variety of privately owned commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles, to protect against varying degrees of ballistic and blast threats. Our customers in this business include international corporations and high net worth individuals. In addition, we supply ballistic and blast protected armoring systems to U.S. federal law enforcement and intelligence agencies and foreign heads of state.

Our executive offices are located at 1400 Marsh Landing Parkway, Suite 112, Jacksonville, FL 32250. Our telephone number is (904) 741-5400 and our website address is www.armorholdings.com. Information contained on our website is not part of this prospectus or incorporated by reference.

RECENT DEVELOPMENTS

Zylon® Investigation and Litigation

In September 2003, Second Chance Body Armor, Inc. ("Second Chance"), a body armor manufacturer and competitor to Armor Holdings, notified its customers of a potential safety issue with its Ultima® and Ultimax® models. Second Chance has claimed that Zylon® fiber, which is made by Toyobo, a Japanese corporation, and used in the ballistic fabric construction of those two models, degraded more rapidly than originally anticipated. Second Chance has also stated that the Zylon® degradation problem affects the entire body armor industry, not just its products. Both private claimants and State Attorneys General have already commenced legal action against Second Chance based upon its Ultima® and Ultimax® model vests.

We use Zylon® fiber in a number of concealable body armor models for law enforcement, but our vest design and construction are different from Second Chance. We have been testing our Zylon®-based vests since their 2000 introduction and to date these tests show no unanticipated degradation in ballistic performance. In addition, to our knowledge, no other body armor manufacturer has reported or experienced problems with Zylon®-based vests similar to those cited by Second Chance. The National Institute of Justice ("NIJ") tests and has certified each of our body armor designs before we begin to produce or sell any particular model.

In the Fall of 2003, following the assertions made by Second Chance, several law enforcement associations raised this issue to the U.S. Attorney General ("USAG"), who then asked the U.S.

Department of Justice ("DOJ") through the NIJ to investigate these concerns and attempt to clarify the issues. We have and continue to support the Attorneys General's directive and investigation.

As a result of the USAG's and DOJ's initiative, the NIJ commenced an inquiry and investigation regarding the protocol for testing used vests, as well as the reliability of Zylon® and other ballistic fibers. We have consulted and continue to cooperate fully with the NIJ in this endeavor. To date, the NIJ has embarked only in its first phase of testing, which entails vests that have been heavily worn or exposed to adverse conditions, and which utilized the ballistic testing standard applicable to new vests. Although some of the vests tested, including ours, experienced some level of penetration, the NIJ specifically warned against the misuse and misinterpretation of these results, emphasizing that the data produced so far is preliminary in nature, applies to a very small sample size and therefore it is not possible to draw any definitive conclusions from these results. The NIJ will continue to conduct further testing and analyze these issues in order to determine if any conclusions can be reached as to the performance and reliability of aged vests. We have requested the NIJ to provide us with its testing data, and we intend to evaluate and review the NIJ's results upon our receipt of such data in our continuing effort to assist the NIJ in developing uniform standards for certification of new vests and the testing of used vests.

In April 2004, two class action complaints were filed in Florida state court by police organizations and individual police officers, alleging, among other things, that our vests do not have the qualities and performance characteristics as warranted, thereby breaching express warranty, implied warranty of merchantability, implied warranty of fitness for a particular purpose and duty to warn. The complaints allege no specific amount, although it has been publicly stated that they are seeking $77 million in compensatory damages. We disagree with the allegations set forth in these complaints and are vigorously defending these lawsuits. We will be seeking to dismiss the claims asserted against us, however, any adverse resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and liquidity. We have also received investigative demands from state agencies in Texas and Connecticut to which we have complied, as well as letters from two private attorneys threatening potential litigation.

It should be stressed that our vests are certified by the NIJ, have never suffered any penetration in the field and continue to save lives and protect officers from injury. In fact, neither of the two recently commenced lawsuits allege personal injuries of any kind, but instead speculate that our vests which contain Zylon® are defective without any reliable evidence of any defect.

Second Chance licenses from Simula a certain patented technology, which is used in some of the body armor it manufactures, but to our knowledge, no lawsuit has yet been brought against Second Chance based upon this licensed technology. Although Simula may be impacted by the pending suits filed against Second Chance, the licensed technology is not specifically related to the use of Zylon® fiber, however, any adverse resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Tax Matters

On October 18, 2002, we were notified by the Internal Revenue Service ("IRS") that our tax return for the tax year ended December 31, 2000 had been selected for examination. Further, on January 30, 2003 we were notified that our tax return for the tax year ended December 31, 2001 had been selected for examination. The IRS examined our U.S. federal income tax returns for the taxable years 2000 and 2001 and its examination concluded in April 2004. The IRS' examination of our tax returns for the taxable years 2000 and 2001 did not result in any material adverse effect on our financial statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents heretofore filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this prospectus, except as superseded or modified herein:

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2003;

(b)	Our annual report on Form 10-K/A for the fiscal year ended December 31, 2003;

(c)	Our annual report on Form 10-K/A-2 for the fiscal year ended December 31, 2003;

(d)	Our quarterly report on Form 10-Q for the period ended March 31, 2004;

(e)	Our current report on Form 8-K/A, Date of Event – December 9, 2003, filed on January 22, 2004;

(f)	Our current report on Form 8-K, Date of Event – March 22, 2004, filed on March 22, 2004;

(g)	Our definitive proxy statement on Schedule 14A filed on April 29, 2004; and

(h)	The description of our common stock contained in our registration statement on Form 8-A filed on April 29, 1999, including any amendments or reports filed for the purpose of updating that description.

All of such documents are on file with the Commission. In addition, all documents filed by Armor Holdings, Inc. pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this prospectus and prior to termination of the offering are incorporated by reference in this prospectus and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates herein by reference important business and financial information about us that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like a copy of any of this information, please submit your request to Armor Holdings, Inc., 1400 Marsh Landing Parkway, Suite 112, Jacksonville, Florida 32250, Attention: Corporate Secretary, or call (904) 741-5400.

FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus or in the documents incorporated by reference, and other written or oral statements by us or our authorized officers on our behalf, may constitute "forward-looking statements" within the meaning of the Federal securities laws. Forward-looking statements include, without limitation, statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. Words or phrases such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

Before you invest in the securities described in this prospectus and any prospectus supplement hereto, you should be aware that the occurrence of the events described in the above section captioned "Risk Factors" and otherwise discussed elsewhere in this prospectus, a prospectus supplement hereto or in materials incorporated in this prospectus by reference to our other filings with the Commission, could have a material adverse affect on our business, financial condition and results of operations.

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports of government agencies or other published industry sources or our estimates based on management's knowledge and experience in the markets in which we operate. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. As a result, you should be aware that market, ranking and other similar data included in this prospectus and any prospectus supplement hereto, and estimates and beliefs based on that data, may not be reliable.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures and other potential acquisitions. We will set forth in the applicable prospectus supplement our intended use for the net proceeds received from our sale of any securities. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the five years in the period ended
December 31, 2003 and for the quarter ended March 31, 2004 are set forth below:

	For the year ended December 31,					For the quarter ended March 31,
	1999	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	23.8	7.6	5.7	14.9	6.3	9.8

The ratios of earnings to fixed charges are calculated as follows:

(income before income taxes and minority interest) + (fixed charges) – (capitalized interest)
(fixed charges)

DESCRIPTION OF THE DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

The debt securities are to be issued under an indenture which is subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and may be supplemented or amended from time to time following its execution. The indenture, and any supplemental indentures, will be subject to, and governed by, the TIA. The form of indenture will be filed as an exhibit to a pre-effective amendment to this prospectus. We have not yet executed an indenture. Prior to issuing any debt securities, we will be required to select a trustee for the indenture, qualify the trustee or trustees under the TIA, and execute the indenture.

The form of the indenture will give us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the form of indenture will be described in the prospectus supplement relating to the debt securities.

The statements made hereunder relating to the indenture and the debt securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture (including those terms made a part of the indenture by reference to the TIA) and such debt securities.

General

The terms of each series of debt securities will be detailed or determined in the manner provided in the indenture and any applicable supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount and the following terms of the debt securities, if applicable:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium, and interest on the debt securities will be payable;

•	whether the debt securities rank as senior subordinated debt securities or subordinated debt securities;

•	the terms of any guarantee of any debt securities;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	whether, the ratio at which and the terms and conditions upon which, if any, the debt securities will be convertible into or exchangeable for our common stock or our other securities or securities of another person;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of debt securities. Holders may be required to pay all taxes due on transfer.

Amendment, Supplement and Waiver

Subject to certain exceptions, the indenture and the debt securities may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the series then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for debt securities), and any existing default or compliance with any provision of the indenture relating to a particular series of debt securities may be waived with the consent of the Holders of a majority in principal amount of the then outstanding debt securities (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities).

Without the consent of each holder affected, an amendment or waiver may not, among other things, (with respect to any debt securities held by a non-consenting holder):

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the stated maturity of any debt security;

•	reduce the rate of or change the time for payment of interest on any debt security;

•	waive a default in the payment of principal or interest on the debt securities; and

•	make any debt security in money other than that stated in the debt security.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture (and our obligation to obtain any such consent otherwise required from such holder) may be subject to the requirement that such holder shall have been the holder of record of any debt securities with respect to which such consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the terms of the indenture.

Events of Default and Remedies

An event of default with respect to any series of debt securities will be defined in the indenture as being, among other things, default, after applicable cure periods, if any, in payment of the principal of or premium, if any, on any of the debt securities of such series; default, after applicable cure periods, if any, in payment of any installment of interest on any debt security of such series; default by us, after applicable cure periods, if any, after notice in the observance or performance of other covenants in the indenture relating to such series; and certain events involving our bankruptcy, insolvency or reorganization.

Subject to certain limitations, the indenture will provide that the holders of not less than a certain specified percentage in principal amount of such series of debt securities then outstanding may, among other things, direct the trustee in its exercise of any trust or power. However, the holders of a majority in principal amount of the debt securities of such series then outstanding by written notice to the trustee and us may waive any default with respect to such series of debt securities.

Defeasance of Indenture

Subject to certain limitations, we may, at our option and at any time, elect to have certain of our obligations discharged with respect to the outstanding debt securities by, among other things, irrevocably depositing with the trustee, in trust, for the benefit of the holders of the debt securities, cash, United States government securities, or a combination of cash in U.S. dollars and United States government securities, in amounts as will be sufficient, in the opinion of an independent firm of certified public accountants, to pay the principal of, and interest and premium, if any, on the outstanding debt securities on the stated maturity or on the applicable redemption date, as the case may be.

Concerning the Trustee

If the trustee becomes a creditor of Armor Holdings or any subsidiary guarantor, the indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within an appropriate time period, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture will provide that in case an event of default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of debt securities, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We have 50,000,000 shares of common stock, par value $0.01 per share, authorized pursuant to our restated certificate of incorporation, as amended. If our stockholders approve a proposed amendment to our Certificate of Incorporation, as amended, at our next annual meeting of stockholders scheduled to be held on June 22, 2004, we will increase the number of our authorized shares of common stock from 50,000,000 shares to 75,000,000 shares, par value $0.01 per share. The holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders, including the election of directors. No holders of common stock have any right to cumulative voting. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors and certain financial and other covenants contained in our senior credit facility and indenture governing our 8¼% notes, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds legally available therefor. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in our senior credit facility and indenture governing our 8¼% notes.

In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference and other amounts owed to the holders of our preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "AH."

Preferred Stock

Our restated certificate of incorporation, as amended, authorizes our board of directors to issue, without further stockholder action, up to 5,000,000 shares of preferred stock, in one or more series,

having a par value of $0.01 per share. The board of directors is authorized to fix for each such series the designation and relative rights (including, if any, conversion, participation, voting and dividend rights and stated redemption and liquidation values), preferences, limitations and restrictions, as are stated in the resolutions adopted by the board of directors and as are permitted by General Corporation Law of the State of Delaware.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, shares of preferred stock, or shares or common stock. We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will set forth additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

Each warrant will entitle the holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the applicable prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, aggregate principal amount and terms of the securities issuable upon exercise of the warrants and the procedures and conditions relating to the exercise of the warrants;

•	the designation and terms of any related securities with which the warrants will be issued, and the number of warrants that will be issued with each security;

•	the date, if any, on and after which the warrants and the related debt securities will be separately transferable;

•	the price at which the securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	a discussion of certain U.S. federal income tax considerations applicable to the exercise of the warrants; and

•	any other terms of the warrants and terms, procedures and limitations relating to the exercise of the warrants.

Holders may exchange warrant certificates for new warrant certificates of different denominations, and may exercise warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments of principal, premium or interest on the securities purchasable upon the exercise.

DESCRIPTION OF SENIOR INDEBTEDNESS

On August 12, 2003, we terminated our prior credit facility and entered into a new secured revolving credit facility with Bank of America, N.A., Wachovia Bank, National Association and a syndicate of other financial institutions arranged by Banc of America Securities LLC. The new credit facility consists of a five-year revolving credit facility and, among other things, provides for (i) total maximum borrowings of $60 million, (ii) a $25 million sub-limit for the issuances of standby and commercial letters of credit, (iii) a $5 million sub-limit for swing-line loans, and (iv) a $5 million sub-limit for multi-currency borrowings. All borrowings under the new credit facility will bear interest at either (i) a rate equal to LIBOR, plus an applicable margin ranging from 1.125% to 1.625%, (ii) an alternate base rate which will be the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus .50%, or (iii) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.625%, depending on certain conditions. The new credit facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is secured by, among other things (i) a pledge of all of the issued and outstanding shares of stock or other equity interests of certain of our direct and indirect domestic subsidiaries, (ii) a pledge of 65% of the issued and outstanding voting shares of stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, (iii) a pledge of 100% of the issued and outstanding nonvoting shares of stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries, and (iv) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect subsidiaries that will become guarantors of our obligations under the new credit facility, including, among other things, accounts receivable, inventory, machinery, equipment, certain contract rights, intellectual property rights and general intangibles. As of the date of this prospectus, we are in compliance with all of our negative and affirmative covenants. On January 9, 2004, we amended our credit facility to allow us to make open market purchases of publicly-traded securities subject to certain limitations contained in the credit facility. In addition, on March 29, 2004, we also amended our credit facility to allow us to pay dividends subject to certain limitations contained in the credit facility.

DESCRIPTION OF SENIOR SUBORDINATED NOTES

On August 12, 2003 we closed a private placement of $150,000,000 aggregate principal amount of the 8¼% notes. The 8¼% notes are guaranteed by all of our domestic subsidiaries on a senior subordinated basis. If we create or acquire a new domestic subsidiary, it will also guarantee the 8¼% notes unless we designate the subsidiary as an "unrestricted subsidiary" under the indenture governing the 8¼% notes. We received approximately $147.5 million of net proceeds from the sale of the 8¼% notes. We used $15.0 million of the net proceeds to repay all of the outstanding amounts under our Amended and Restated Credit Agreement, dated as of August 22, 2001, $110.5 million of the net proceeds to acquire Simula, Inc. and retire Simula's outstanding indebtedness, and $7.5 million of the net proceeds to acquire Hatch Imports, Inc. We intend to use the remaining net proceeds of the offering to fund future acquisitions, repay a portion of our outstanding debt and for general corporate purposes, including the funding of working capital and capital expenditures. On March 29, 2004, we completed a registered exchange offer relating to the 8¼% notes pursuant to which we exchanged all issued and outstanding 8¼% notes for new 8¼% notes registered with the Commission.

The 8¼% notes are our unsecured senior subordinated obligations and rank junior in right of payment to our existing and future senior debt. The guarantees of the 8¼% notes, which are given by almost all of our domestic subsidiaries, rank junior in right of payment to all existing and future senior debt of such subsidiaries. In addition, the 8¼% notes are effectively subordinated to all existing and future debt and other liabilities (including trade payables) of our non-guarantor subsidiaries. The 8¼% notes and the guarantees rank equal in right of payment with any of our and our subsidiary guarantors' future senior subordinated debt. Neither we nor our subsidiary guarantors currently have any senior subordinated debt outstanding other than the 8¼% notes.

We may redeem some or all of the 8¼% notes at any time on or after August 15, 2008, at redemption prices set forth in the indenture for the 8¼% notes. In addition, at any time prior to

August 15, 2006, we may redeem up to 35% of the 8¼% notes from the proceeds of certain sales of our equity securities at 108.25% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of the 8¼% notes remains outstanding and the redemption occurs within 60 days of the closing of the equity offering.

Upon the occurrence of a change of control, we must offer to repurchase the 8¼% notes at 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of repurchase.

The indenture governing the 8¼% notes contains certain covenants limiting our ability and the ability of our restricted subsidiaries to, under certain circumstances:

•	incur additional debt;

•	issued preferred stock;

•	prepay subordinated indebtedness;

•	pay dividends or make other distributions on, redeem or repurchase, capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale and leaseback transactions;

•	issue stock of restricted subsidiaries

•	sell all, or substantially all, of our assets;

•	create liens on assets to secure debt; or

•	effect a consolidation or merger.

These covenants are subject to important exceptions and qualifications as described in the indenture for the 8¼% notes.

SELLING STOCKHOLDERS

Up to 1,000,000 shares of our common stock being offered by this prospectus may be offered by certain selling stockholders, named below.

The following table sets forth the names of selling stockholders who may offer their common stock pursuant to this prospectus and their relationship to Armor Holdings. If and when shares of common stock are to be offered and sold by one or more selling stockholders, the relevant prospectus supplement will identify the selling stockholders selling in that offering and their relationship to Armor Holdings as well as the number of shares then owned, and to be offered, by such selling stockholders, and the percentage of common stock owned after the completion of the offering by each selling stockholder.

Name	Shares Being Offered	Beneficial Ownership Before Offering		Beneficial Ownership After Offering
		Amount (1)	Percentage (2)	Amount	Percentage
Warren B. Kanders (3)	320,000	2,515,655	8.7%	2,195,655	7.1%
Robert R. Schiller (4)	320,000	283,005	1.0%	0	*
Stephen E. Croskrey (5)	100,000	258,005	*	158,005	*
Nicholas Sokolow (6)	30,000	212,450	*	182,450	*
Burtt R. Ehrlich (7)	30,000	150,025	*	120,025	*
Thomas W. Strauss (8)	30,000	141,500	*	111,500	*
Glenn J. Heiar (9)	50,000	51,500	*	1,500	*
Deborah A. Zoullas (10)	15,000	19,000	*	4,000	*
Robert F. Mecredy (11)	60,000	17,878	*	0	*
Gary Allen (12)	45,000	45,132	*	132	*
Selling stockholders as a group	1,000,000

* Less than 1%.

(1)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.

(2)	Percent is based on 28,626,377 shares of common stock outstanding as of May 19, 2004.

(3)	Mr. Kanders is Chairman of the Board and Chief Executive Officer of Armor Holdings, Inc. Of such shares, Kanders Florida Holdings, Inc., of which Mr. Kanders is the sole stockholder and sole director, owns 2,098,395 shares. Includes options to purchase 412,500 shares of common stock. Excludes unvested restricted stock awards of 124,288 shares and vested deferred restricted stock awards of 200,000 shares granted to Mr. Kanders over which Mr. Kanders does not have voting or dispositive power and unvested options to purchase 935,000 shares of common stock. Also includes 4,760 shares held for the benefit of Mr. Kanders' children.

(4)	Mr. Schiller is President and Chief Operating Officer of Armor Holdings, Inc. Includes options to purchase 275,000 shares of common stock. Excludes unvested restricted stock awards of 112,144 shares and vested deferred performance stock awards of 150,000 shares granted to Mr. Schiller over which Mr. Schiller does not have voting or dispositive power and unvested options to purchase 350,000 shares of common stock.

(5)	Mr. Croskrey is President and Chief Executive Officer of Armor Holdings Products Division. Includes options to purchase 220,000 shares of common stock. Excludes unvested options to purchase 100,000 shares of common stock and unvested restricted stock awards of 4,940 shares granted to Mr. Croskrey over which Mr. Croskrey does not have voting or dispositive power.

(6)	Mr. Sokolow is a director of Armor Holdings, Inc. Includes options to purchase 131,250 shares of common stock. Excludes unvested options to purchase 3,750 shares of common stock. Also includes 60,000 shares owned by S.T. Investors Fund, LLC, a limited liability company of which Mr. Sokolow is a member, 10,000 shares owned by Mr. Sokolow's profit sharing plan and 11,200 shares held for the benefit of Mr. Sokolow's children and of which Mr. Sokolow disclaims beneficial ownership.

(7)	Mr. Ehrlich is a director of Armor Holdings, Inc. Includes options to purchase 55,125 shares of common stock. Excludes unvested options to purchase 3,375 shares of common stock. Also includes 5,000 shares owned by Mr. Ehrlich's children and 6,500 shares in trust for the benefit of his children, of which Mr. Ehrlich's spouse is trustee, of which he disclaims beneficial ownership. Also includes 400 shares owned by Mr. Ehrlich's spouse's individual retirement account of which Mr. Ehrlich disclaims beneficial ownership.

(8)	Mr. Strauss is a director of of Armor Holdings, Inc. Includes options to purchase 129,000 shares of common stock. Excludes unvested options to purchase 3,000 shares of common stock.

(9)	Mr. Heiar is Chief Financial Officer of Armor Holdings, Inc. Includes options to purchase 40,000 shares of common stock. Excludes unvested options to purchase 150,000 shares of common stock and unvested restricted stock awards of 5,020 over which Mr. Heiar does not have voting or dispositive power.

(10)	Ms. Zoullas is a director of Armor Holdings, Inc. Includes options to purchase 19,000 shares of common stock. Excludes unvested options to purchase 23,000 shares of common stock.

(11)	Mr. Mecredy is President of the Aerospace & Defense Group. Includes options to purchase 16,666 shares of common stock. Excludes unvested restricted stock awards of 6,100 shares over which Mr. Mecredy does not have voting or dispositive power. Excludes unvested options to acquire 108,334 shares of common stock.

(12)	Mr. Allen is the General Manager of the Mobile Security Division. Includes options to purchase 41,666 shares of common stock. Excludes unvested options to purchase 33,334 shares of common stock and unvested restricted stock awards to purchase 29,500 shares of common stock over which Mr. Allen does not have voting or dispositive power.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effective as of January 1, 2002, Kanders & Company, Inc. ("Kanders & Co."), a corporation controlled by Warren B. Kanders, the Executive Chairman of our Board and our Chief Executive Officer, entered into an agreement with us to provide certain investment banking, financial advisory and related services for a five year term that expires on December 31, 2006. Kanders & Co. will receive a mutually agreed upon fee on a transaction by transaction basis during the term of this agreement. The aggregate fees under this agreement will not exceed $1,575,000 during any calendar year. We also agreed to reimburse Kanders & Co. for reasonable out-of-pocket expenses including Kanders & Co.'s expenses for office space, an executive assistant, furniture and equipment, travel and entertainment, reasonable fees and disbursements of counsel, and consultants retained by Kanders & Co.

In April 2003, in connection with Mr. Kanders being appointed Chief Executive Officer of Armor Holdings, Armor Holdings and Kanders & Co. agreed to terminate the agreement pursuant to which Kanders & Co. provided certain services to Armor Holdings. We paid Kanders & Co. $143,000 for investment banking services during fiscal 2003 (through and including April 2003 only). We also reimbursed Kanders & Co. for out-of-pocket expenses in the aggregate amount of $61,000 during the fiscal year ended December 31, 2003 (through and including April 2003 only).

Effective as of January 1, 2003, we entered into a Transportation Services Agreement with Kanders Aviation, LLC, an entity controlled by Mr. Kanders. Pursuant to the terms of the Transportation Services Agreement and upon our request, Kanders Aviation may, in its sole discretion, provide us with air transportation services via certain aircraft. The Transportation Services Agreement will remain in effect indefinitely until terminated by written notice by either party thereto to the other party thereto. During the term of the Transportation Services Agreement, we will reimburse Kanders Aviation in an amount equal to the fair market value of the air transportation services provided by Kanders Aviation to us and any additional expenses incurred by Kanders Aviation in connection with such air transportation services.

Nicholas Sokolow, one of our directors, is a member of the law firm Sokolow, Carreras & Associates located in Paris, France. We have retained Sokolow, Carreras & Associates during the fiscal year ended December 31, 2003 and may retain Sokolow, Carreras & Associates during the fiscal year ending December 31, 2004. During the fiscal year ended December 31, 2003, we paid Sokolow, Carreras & Associates $124,000 for legal services in connection with our French operations.

PLAN OF DISTRIBUTION

We and any selling stockholder may sell securities to or through underwriters and also may sell securities directly to purchasers or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement.

We and any selling stockholder may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We and any selling stockholder may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we and any selling stockholder, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents participating in the distribution of securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us or any stockholder and any profit they realize on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We will describe in the applicable prospectus supplement any compensation we or any stockholder pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers.

We and any selling stockholder may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. The telephone number of the Public Reference Room of the Commission is 1-800-SEC-0330, and you may obtain information on the operation of the Public Reference Room by calling the Commission at such telephone number. In addition, similar information can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

With respect to the common stock, preferred stock, warrants, and debt securities, this prospectus omits certain information that is contained in the registration statement on file with the Commission, of which this prospectus is a part. For further information with respect to us and our common stock, preferred stock, warrants, and debt securities, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference in the registration statement, each such statement, each such statement being qualified in all respects by such reference. The registration statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

You should rely on the information contained in this prospectus and in the registration statement as well as other information you deem relevant. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale or exchange of securities, however, we have a duty to update that information while this prospectus is in use by you where, among other things, any facts or circumstances arise which, individually or in the aggregate, represent a fundamental change in the information contained in this prospectus or any material information with respect to the plan of distribution was not previously disclosed in the prospectus or there is any material change to such information in the prospectus. This prospectus does not offer to sell or solicit any offer to buy any securities other than the common stock, preferred stock, warrants, and debt securities to which it relates, nor does it offer to sell or solicit any offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

EXPERTS

The consolidated financial statements of Armor Holdings, Inc. and subsidiaries appearing in its Annual Report on 10-K/A for the year ended December 31, 2003, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Simula, Inc. and subsidiaries as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 appearing in our Current Report on Form 8-K/A, filed January 22, 2004, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Kane Kessler, P.C., New York, New York. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

TABLE OF CONTENTS

Prospectus Supplement

$300,000,000

2.00% Senior Subordinated
Convertible Notes due
November 1, 2024

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.
Wm Smith Securities,
Incorporated